Exhibit 99.2

Independent Auditor’s Report (Consolidated Financial Statements) of Shinhan Bank as of December 31, 2021

SHINHAN BANK AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2021 and 2020

(With Independent Auditor’s Report Thereon)

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholder and Board of Directors of Shinhan Bank

(A wholly owned subsidiary of Shinhan Financial Group Inc.)

Opinion

We have audited the accompanying consolidated financial statements of Shinhan Bank and its subsidiaries (collectively referred to as the "Group"), which comprise the consolidated statements of financial position as at December 31, 2021 and 2020, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2 of the consolidated financial statements. As explained in Note 2, the rapid spread of the COVID-19 epidemic has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Group's ability to generate revenue.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

March 3, 2022

Seoul, Korea

This report is effective as of March 3, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

(In millions of Korean won)	Notes		2021	2020
Assets
Cash and due from banks	3,6,9,39,40	~~W~~	22,780,127	27,575,748
Securities at fair value through profit or loss	3,7,40,42		24,173,996	21,819,280
Derivative assets	3,8,40,42		3,001,440	4,575,560
Loans at amortized cost	3,9,18,40,42		325,933,496	297,904,732
Loans at fair value through profit or loss	3,9		894,160	844,469
Securities at fair value through other comprehensive income	3,10,18,42		48,300,820	39,359,666
Securities at amortized cost	3,10,18,42		21,325,243	20,178,443
Property and equipment	5,11,12,17,18		2,487,385	2,449,865
Intangible assets	5,13		543,126	539,841
Investments in associates	14		211,914	123,234
Investment properties	5,15		606,277	610,239
Defined benefit assets	23		108,591	7,844
Current tax assets	36		27,018	15,605
Deferred tax assets	36		252,983	248,237
Other assets	3,9,16,40,43		16,757,931	11,381,257
Non-current assets held for sale	17		30,706	41,083
Total assets		~~W~~	467,435,213	427,675,103

Liabilities
Deposits	3,19,40	~~W~~	354,937,624	317,555,592
Financial liabilities at fair value through profit or loss	3,20		583,662	539,564
Derivative liabilities	3,8,40,42		2,852,513	4,194,694
Borrowings	3,21,39,40		20,962,239	20,554,982
Debt securities issued	3,22,39		37,625,739	34,516,305
Provisions	24,38,40		405,041	346,295
Current tax liabilities	36		311,544	255,286
Deferred tax liabilities	36		18,217	18,876
Other liabilities	3,12,25,40,43		20,502,996	22,027,995
Total liabilities			438,199,575	400,009,589

Equity
Capital stock	26		7,928,078	7,928,078
Hybrid bonds	26		1,586,662	1,586,662
Capital surplus	26		403,164	403,164
Capital adjustments	26,36		2,742	4,198
Accumulated other comprehensive loss	26,36		(607,040)	(541,411)
Retained earnings	26,27		19,914,560	18,278,434
(Reserve for loan loss)			(2,342,070)	(2,242,861)
(Required amount of loan loss)			(205,943)	(99,209)
(Expected amount of loan loss)			(205,943)	(99,209)
Total equity attributable to equity holder of Shinhan Bank			29,228,166	27,659,125
Non-controlling interests	26		7,472	6,389
Total equity			29,235,638	27,665,514
Total liabilities and equity		~~W~~	467,435,213	427,675,103

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2021 and 2020

(In millions of Korean won)	Notes		2021	2020

Interest income		~~W~~	9,445,471	9,615,782
Financial instruments at fair value through profit or loss			217,825	264,448
Financial instruments at fair value through other comprehensive income and amortized cost			9,227,646	9,351,334
Interest expense			2,833,713	3,688,249
Net interest income	3,5,28,40,42		6,611,758	5,927,533

Fees and commission income			1,273,750	1,264,981
Fees and commission expense			295,945	277,410
Net fees and commission income	3,5,29,40,42		977,805	987,571

Dividend income	30,42		18,571	17,877
Net gain on financial assets at fair value through profit or loss	31		334,492	168,581
Net foreign currencies transaction gain			201,022	391,903
Net gain on disposal of financial assets at fair value through other comprehensive income	10		67,065	207,955
Net loss on disposal of financial assets at amortized cost	10		(310)	-
Provision for credit loss allowance	3,9,40		352,746	677,404
General and administrative expenses	32,40		3,361,033	3,202,946
Net other operating expenses	5,34,40		(909,907)	(907,424)
Operating income			3,586,717	2,913,646

Net non-operating expenses	5,35		264,221	129,394

Share of gain(loss) of associates	5,14		25,400	811
Profit before income taxes	5		3,347,896	2,783,441

Income tax expense	5,36		853,002	705,209
Profit for the year	5,27		2,494,894	2,078,232
(Adjusted profit after reflection of reserve for loan loss
For the year ended December 31, 2021:
2,288,950 million won
For the year ended December 31, 2020:
1,979,023 million won

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2021 and 2020

(In millions of Korean won, except for earnings per share)	Notes		2021	2020

Other comprehensive income (loss) for the year: Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences for foreign operations			208,223	(135,000)
Unrealized net change in fair value of financial assets at fair value through other comprehensive income			(354,697)	(41,715)
Share of other comprehensive income (loss) of associates			(2,866)	(3,043)
			(149,340)	(179,758)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit plans			33,997	15,125
Unrealized net change in fair value of financial assets at fair value through other comprehensive income			17,277	(2,024)
			51,274	13,101
Other comprehensive income for the year, net of income tax	3,26,36		(98,066)	(166,657)

Total comprehensive income for the year		~~W~~	2,396,828	1,911,575

Profit attributable to:	5
Equity holder of Shinhan Bank		~~W~~	2,494,375	2,077,793
Non-controlling interests			519	439
Profit for the year		~~W~~	2,494,894	2,078,232
Total comprehensive income attributable to:
Equity holder of Shinhan Bank		~~W~~	2,395,745	1,911,588
Non-controlling interests			1,083	(13)
Total comprehensive income for the year		~~W~~	2,396,828	1,911,575

Earnings per share:	37
Basic and diluted earnings per share in won		~~W~~	1,538	1,282

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2020

		Attributable to equity holder of Shinhan Bank
(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2020	~~W~~	7,928,078	997,987	403,164	(2,480)	(403,031)	17,162,995	26,086,713	6,402	26,093,115
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	2,077,793	2,077,793	439	2,078,232
Foreign currency translation differences for foreign operations		-	-	-	-	(134,529)	-	(134,529)	(471)	(135,000)
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	(15,935)	(27,825)	(43,760)	21	(43,739)
Share of other comprehensive income of associates		-	-	-	-	(3,043)	-	(3,043)	-	(3,043)
Remeasurements of defined benefit plans		-	-	-	-	15,127	-	15,127	(2)	15,125
Total comprehensive income for the year		-	-	-	-	(138,380)	2,049,968	1,911,588	(13)	1,911,575

Transactions with owners, recognized directly in equity
Annual dividends to equity holder		-	-	-	-	-	(890,000)	(890,000)	-	(890,000)
Dividends to hybrid bond holders		-	-	-	-	-	(44,529)	(44,529)	-	(44,529)
Issuance of hybrid bonds		-	588,675	-	-	-	-	588,675	-	588,675
Share-based payment transactions		-	-	-	6,678	-	-	6,678	-	6,678
Total transactions with owners		-	588,675	-	6,678	-	(934,529)	(339,176)	-	(339,176)
Balance at December 31, 2020	~~W~~	7,928,078	1,586,662	403,164	4,198	(541,411)	18,278,434	27,659,125	6,389	27,665,514

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2021

		Attributable to equity holder of Shinhan Bank
(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2021	~~W~~	7,928,078	1,586,662	403,164	4,198	(541,411)	18,278,434	27,659,125	6,389	27,665,514
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	2,494,375	2,494,375	519	2,494,894
Foreign currency translation differences for foreign operations		-	-	-	-	207,655	-	207,655	568	208,223
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	(304,415)	(33,001)	(337,416)	(4)	(337,420)
Share of other comprehensive income of associates		-	-	-	-	(2,866)	-	(2,866)	-	(2,866)
Remeasurements of defined benefit plans		-	-	-	-	33,997	-	33,997	-	33,997
Total comprehensive income for the year		-	-	-	-	(65,629)	2,461,374	2,395,745	1,083	2,396,828

Transactions with owners, recognized directly in equity
Annual dividends to equity holder		-	-	-	-	-	(770,000)	(770,000)	-	(770,000)
Dividends to hybrid bond holders		-	-	-	-	-	(55,248)	(55,248)	-	(55,248)
Share-based payment transactions		-	-	-	(1,456)	-	-	(1,456)	-	(1,456)
Total transactions with owners		-	-	-	(1,456)	-	(825,248)	(826,704)	-	(826,704)
Balance at December 31, 2021	~~W~~	7,928,078	1,586,662	403,164	2,742	(607,040)	19,914,560	29,228,166	7,472	29,235,638

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(In millions of Korean won)		2021	2020

Cash flows from operating activities
Profit before income tax	~~W~~	3,347,896	2,783,441
Adjustments for:
Interest income		(9,445,471)	(9,615,782)
Interest expense		2,833,713	3,688,249
Dividend income		(18,571)	(17,877)
		(6,630,329)	(5,945,410)
Income items without cash outflow:
Net gain on financial assets at fair value through profit or loss		(18,307)	(42,721)
Net non-cash foreign currencies transaction gain (loss)		102,851	(134,015)
Net gain on sale of financial assets at fair value through other comprehensive income		(67,065)	(207,955)
Net loss on disposal of securities at amortized cost		310	-
Provision for credit loss allowance		352,746	677,404
Non-cash employee benefits		140,136	145,135
Depreciation and amortization		412,217	411,017
Net non-cash other operating expenses		113,247	129,788
Share of loss(gain) of associates		(25,400)	811
Net non-cash non-operating expenses		204,468	118
		1,215,203	979,582
Changes in assets and liabilities:
Deposits at amortized cost		9,004,738	(4,241,460)
Securities at fair value through profit or loss		(1,732,229)	(1,982,043)
Derivative assets		4,850,344	1,801,573
Loans at amortized cost		(26,590,607)	(31,263,920)
Loans at fair value through profit or loss		(40,704)	29,435
Other assets		(5,367,414)	2,191,452
Deposits		35,993,806	31,528,184
Financial liabilities at fair value through profit or loss		19,672	(45,874)
Derivative liabilities		(4,919,338)	(1,771,697)
Defined benefit liabilities		(181,115)	(181,802)
Provisions		(21,631)	58,826
Other liabilities		(1,532,249)	2,393,349
		9,483,273	(1,483,977)

Income tax paid		(698,820)	(839,462)
Interest received		9,590,406	9,998,207
Interest paid		(2,898,122)	(4,090,937)
Dividends received		33,524	20,834
Net cash inflow from operating activities	~~W~~	13,443,031	1,422,278

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2021 and 2020

(In millions of Korean won)		2021	2020

Cash flows from investing activities
Net cash flows of derivative instruments for hedging	~~W~~	(1,206)	(20,921)
Proceeds from decrease of securities at fair value through profit or loss		1,866,642	1,289,230
Acquisition of securities at fair value through profit or loss		(2,419,739)	(2,257,474)
Proceeds from decrease of securities at fair value through other comprehensive income		23,388,064	43,305,845
Acquisition of securities at fair value through other comprehensive income		(32,571,172)	(42,860,357)
Proceeds from decrease of securities at amortized cost		4,765,154	5,641,002
Acquisition of securities at amortized cost		(5,824,562)	(5,743,726)
Proceeds from disposal of property and equipment		682	34,072
Acquisition of property and equipment		(188,051)	(168,078)
Proceeds from disposal of intangible assets		17	139
Acquisition of intangible assets		(336,653)	(239,485)
Proceeds from disposal of investments in associates		20,842	16,322
Acquisition of investments in associates		(100,840)	(10,600)
Proceeds from disposal of investment properties		276	148
Acquisition of investment properties		(8,292)	(4,262)
Proceeds from sale of non-current assets held for sale		47,792	2,048
Decreases in other assets		627,525	705,459
Acquisition of other assets		(566,510)	(670,875)
Net cash outflow from investing activities		(11,300,031)	(981,513)

Cash flows from financing activities
Net cash flows of derivative instruments for hedging		1,652	359
Proceeds from borrowings, net		(169,958)	3,206,675
Proceeds from issuance of debt securities		16,782,492	9,900,931
Repayment of debt securities		(13,919,757)	(13,477,808)
Dividends paid		(825,248)	(934,529)
Issuance of hybrid bonds		-	588,675
Acquisition of other liabilities		122,556	727,330
Proceeds from sale of other liabilities		(345,894)	(969,081)
Net cash inflow (outflow) from financing activities		1,645,843	(957,448)

Effect of exchange rate fluctuations on cash and cash equivalents held		22,859	41,780
Net increase (decrease) in cash and cash equivalents		3,811,702	(474,903)

Cash and cash equivalents at beginning of the year (Note 39)		6,635,614	7,110,517

Cash and cash equivalents at end of the year (Note 39)	~~W~~	10,447,316	6,635,614

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

1.	Reporting entity

(a) Overview

Shinhan Bank Co., Ltd., the controlling company (hereinafter referred to as the “Bank”) has its headquarters at 20 Sejong-daero 9-gil, Jung-gu, Seoul. The consolidated financial statements for the reporting period ended on December 31, 2021 consist of shares in the Bank and its subsidiaries (hereinafter collectively referred to as the “Group”), and its associates and joint ventures.

The Bank is established with a new merger (October 1, 1943, bank named Choheung Bank Co., Ltd.) of Hansung Bank established on February 19, 1897 and Dongil Bank established on August 8, 1906.

The Bank acquired Chungbuk Bank and Kangwon Bank in 1999 and the former Shinhan Bank on April 1, 2006, and subsequently changed its name to Shinhan Bank. As of December 31, 2020, the Bank has 1,585,615,506 outstanding common shares with par value of ~~W~~7,928,078 million which is 100% owned by Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”). As of December 31, 2021, the Bank operates through 657 domestic branches, 127 depository offices, 29 premises and 14 overseas branches.

(b) Subsidiaries included in consolidation (structured entities excluded)

Details of ownerships in subsidiaries as of December 31, 2021 and 2020 are as follows:

					Ownership (%)
Controlling company	Name of subsidiary	Location	Closing month	Sectors	December 31, 2021	December 31, 2020
Shinhan Bank	Shinhan America	U.S.A	December 31	Bank	100.00	100.00
	Shinhan Europe	Germany	December 31	Bank	100.00	100.00
	Shinhan Cambodia	Cambodia	December 31	Bank	97.50	97.50
	Shinhan Kazakhstan	Kazakhstan	December 31	Bank	100.00	100.00
	Shinhan Canada	Canada	December 31	Bank	100.00	100.00
	Shinhan China	China	December 31	Bank	100.00	100.00
	Shinhan Japan	Japan	March 31	Bank	100.00	100.00
	Shinhan Vietnam	Vietnam	December 31	Bank	100.00	100.00
	Shinhan Mexico	Mexico	December 31	Bank	99.99	99.99
	Shinhan Indonesia	Indonesia	December 31	Bank	99.00	99.00
Shinhan Bank Japan	SBJ DNX	Japan	March 31	Computer Service	100.00	100.00

i) Shinhan Asia Ltd.

Shinhan Bank America (“Shinhan America”) is established through the merger of Chohung Bank of New York and California Chohung Bank. Shinhan America’s capital stock amounted to USD 173 million as of December 31, 2021.

ii) Shinhan Bank Europe GmbH

Shinhan Bank Europe GmbH (“Shinhan Europe”) is established in 1994. As of December 31, 2021, Shinhan Europe’s capital stock amounted to EUR 63 million through a bonus issue during the year ended December 31, 2020.

iii) Shinhan Bank Cambodia

Shinhan Bank Cambodia("Shinhan Cambodia") is established on October 15, 2007. Shinhan Bank Cambodia was renamed from Shinhan Khmer Bank PLC during the year ended December 31, 2018. Shinhan Cambodia’s capital stock amounted to USD 75 million as of December 31, 2021.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

1.	Reporting entity (continued)

(b) Subsidiaries included in consolidation (structured entities excluded) (continued)

iv) Shinhan Bank Kazakhstan Limited

Shinhan Bank Kazakhstan Limited (“Shinhan Kazakhstan”) is established on December 16, 2008. As of December 31, 2021, Shinhan Kazakhstan’s capital stock amounted to KZT 10,029 million.

v) Shinhan Bank Canada

Shinhan Bank Canada (“Shinhan Canada”) is established on March 9, 2009. As of December 31, 2021, Shinhan Canada’s capital stock amounted to CAD 80 million.

vi) Shinhan Bank China Limited

The local branch of the Group has been incorporated as the entity on May 12, 2008. As of December 31, 2021, Shinhan China’s capital stock amounted to CNY 2,000 million.

vii) Shinhan Bank Japan

The local branch of the Group has been incorporated as the entity on September 14, 2009. Shinhan Japan’s capital stock amounted to JPY 17,500 million as of December 31, 2021.

viii) Shinhan Bank Vietnam Ltd.

The local branch of the Group has been incorporated as the entity on November 16, 2009 and merged with Shinhan Vina Bank on November 28, 2011. On December 17, 2017, Shinhan Vietnam acquired the retail business of ANZ Vietnam. As of December 31, 2021, Shinhan Vietnam’s capital stock amounted to VND 5,709,900 million.

ix) Banco Shinhan de Mexico

Banco Shinhan de Mexico (“Shinhan Mexico”) is established on October 12, 2015 for obtaining the authorization of banking business. As of December 31, 2021, Shinhan Mexico’s capital stock amounted to MXN 1,583 million.

x) PT Bank Shinhan Indonesia

On November 30, 2015, the Bank obtained the control of PT Bank Metro Express, which is established on September 8, 1967 and is engaged in the banking business.  PT Bank Metro Express is renamed as PT Bank Shinhan Indonesia (“Shinhan Indonesia”) in 2016 and merged PT Centratama Nasional Bank, a former subsidiary of the Bank, on December 6, 2016. As of December 31, 2021, Shinhan Indonesia’s s capital stock amounted to IDR 944,278 million.

xi) SBJ DNX

It is established on April 1, 2020 for the purpose of operating the computer service business, and as of December 31, 2021, and SBJ DNX’s capital stock amounted to JPY 50 million.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

1.	Reporting entity (continued)

(c) Structured entities included in consolidation (continued)

In addition, structured entities included in consolidation as of December 31, 2021 are as follows:

Structured entities	Location	Closing month	Sectors
MPC Yulchon Green 1st	Korea	3/6/9/12	Other financial business
MPC Yulchon 2nd	Korea	3/6/9/12	Other financial business
MPC Yulchon 1st	Korea	3/6/9/12	Other financial business
Shinhan-S-Russell Co., Ltd.	Korea	3/6/9/12	Other financial business
Shinhan-Daesung Contents Fund	Korea	12	Others
Tiger Eyes 3rd Co., Ltd.	Korea	12	Other financial business
Tiger Eyes 1st Co., Ltd.	Korea	1/4/7/10	Other financial business
Sunny solution 4th Co., Ltd	Korea	3/6/9/12	Other financial business
GIB portfolio a 3rd Co., Ltd.	Korea	1/4/7/10	Other financial business
S-redefine 3rd Co., Ltd.	Korea	7	Other financial business
Richgate 9th corp.	Korea	3/6/9/12	Other financial business
Richgate 11th corp.	Korea	3/6/9/12	Other financial business
Sunny Financial 10th Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB sol 1st corp.	Korea	2/5/8/11	Other financial business
Rich gate 8th corp.	Korea	3/6/9/12	Other financial business
Rich gate 12th corp.	Korea	1/4/7/10	Other financial business
Maestro ER Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB DM Co., Ltd.	Korea	3/6/9/12	Other financial business
Richgate 14th corp.	Korea	3/6/9/12	Other financial business
MAESTROST CO.,LTD.	Korea	12	Other financial business
GIB time 1st	Korea	1/4/7/10	Other financial business
AR plus 1st	Korea	3/6/9/12	Other financial business
MAESTROSP CO.,LTD.	Korea	1/4/7/10	Other financial business
MAESTRO BIZON CO.,LTD.	Korea	2/5/8/11	Other financial business
S-Tiger 5th Co., Ltd.	Korea	2/5/8/11	Other financial business
MAESTRO S.I CO.,LTD.	Korea	2/5/8/11	Other financial business
S-redefine 10th Co., Ltd.	Korea	1/4/7/10	Other financial business
Maestrogongdeok Co.,LTD.	Korea	3/6/9/12	Other financial business
MaestroLEC Co.,LTD.	Korea	3/6/9/12	Other financial business
GIBDAEMYUNG 1st Co., Ltd.	Korea	1/4/7/10	Other financial business
S-Tiger 8th Co., Ltd.	Korea	1/4/7/10	Other financial business
MAESTRO S.A Co., Ltd.	Korea	1/4/7/10	Other financial business
GIBLAB 2nd CO.,LTD.	Korea	9	Other financial business
Hana micron 2nd Co.LTD.	Korea	1/4/7/10	Other financial business
Shinhan Display 3rd Co., Ltd.	Korea	1/4/7/11	Other financial business
MAESTRO H CO.,LTD.	Korea	1/4/7/10	Other financial business
MaestroDcube Co.,Ltd.	Korea	2/5/8/11	Other financial business
GIB Porter 1st Co., Ltd.	Korea	3/6/9/12	Other financial business
MAESTRO byeolnae CO.,LTD.	Korea	1/4/7/10	Other financial business
SH ROAD No.1 CO.,LTD.	Korea	1/4/7/10	Other financial business
MAESTRO landmark CO.,LTD.	Korea	2/5/8/11	Other financial business
MAESTRO DS CO.,LTD.	Korea	3/6/9/12	Other financial business

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

1.	Reporting entity (continued)

(c) Structured entities included in consolidation (continued)

Structured entities	Location	Closing month	Sectors
GIB ST Co., Ltd.	Korea	3/6/9/12	Other financial business
MAESTRO H No.2 CO.,LTD.	Korea	3/6/9/12	Other financial business
GIB Kaps	Korea	1/4/7/10	Other financial business
S-Tiger 10th Co., Ltd.	Korea	3/6/9/12	Other financial business
Rich gate 3rd corp.	Korea	2/5/8/11	Other financial business
GIB JDT CO.,LTD.	Korea	2/5/8/11	Other financial business
GIB Mobility 1st Co., Ltd.	Korea	2/5/8/11	Other financial business
S-Force 1st Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Mighty 1st Co., Ltd.	Korea	2/5/8/11	Other financial business
Rich gate Songpa corp.	Korea	3/6/9/12	Other financial business
Shinhan SPOS Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB YB CO.,LTD.	Korea	3/6/9/12	Other financial business
S-Force 2nd Co., Ltd.	Korea	2/5/8/11	Other financial business
MAESTRO aero Co.,LTD.	Korea	3/6/9/12	Other financial business
MAESTRO YS CO.,LTD.	Korea	3/6/9/12	Other financial business
S-Bright 1st Co., Ltd.	Korea	3/6/9/12	Other financial business
S-Tiger Games Co., Ltd.	Korea	3/6/9/12	Other financial business
MAESTRO Iksan co.ltd	Korea	1/4/7/10	Other financial business
S TIGER LIP CO., LTD.	Korea	1/4/7/10	Other financial business
S-Tiger Chemical Co., Ltd.	Korea	1/4/7/10	Other financial business
S-Tiger Loex Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB CHUNGJU CO., LTD.	Korea	1/4/7/10	Other financial business
GIB Haan Co.,Ltd	Korea	2/5/8/11	Other financial business
GIB HwangGeum Co., Ltd.	Korea	3/6/9/12	Other financial business
S-tiger seomyun	Korea	3/6/9/12	Other financial business
S-bright Hongdae	Korea	3/6/9/12	Other financial business
BRIGHT WOONJEONG CO., LTD.	Korea	2/5/8/11	Other financial business
S BRIGHT CHEONHO CO., LTD.	Korea	2/5/8/11	Other financial business
GIB County 1st Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Mokpo Co.,Ltd	Korea	3/6/9/12	Other financial business
S-Tiger Tech Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB SungSan Co., Ltd.	Korea	3/6/9/12	Other financial business
Shinhan GIB Mami Co., Ltd.	Korea	3/6/9/12	Other financial business
S BRIGHT PANGYO CO., LTD.	Korea	3/6/9/12	Other financial business
S-Tiger K Co., Ltd.	Korea	1/4/7/10	Other financial business
S-Tiger Energy Co., Ltd.	Korea	1/4/7/10	Other financial business
Shinhan-GIB-SKL CO., LTD.	Korea	1/4/7/10	Other financial business
Rich gate Yongsan corp.	Korea	1/4/7/10	Other financial business
Rich gate Shinseol corp.	Korea	3/6/9/12	Other financial business
S BRIGHT ENERGY CO., LTD.	Korea	2/5/8/11	Other financial business
S BRIGHT IKSAN CO., LTD.	Korea	1/4/7/10	Other financial business
S-Tiger Jeju Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Makok Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Saha Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB hc 1st Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Munjung Co., Ltd.	Korea	3/6/9/12	Other financial business
Shinhan GIB Rozen Co., Ltd.	Korea	1/4/7/10	Other financial business
S-Tiger First Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB rb 1st Co., Ltd.	Korea	7	Other financial business
Rich gate Box corp.	Korea	2/5/8/11	Other financial business
GIB EMT Co., Ltd.	Korea	1/4/7/10	Other financial business

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

1.	Reporting entity (continued)

(c) Structured entities included in consolidation (continued)

Structured entities	Location	Closing month	Sectors
GIB Hakjam Co., Ltd.	Korea	1/4/7/10	Other financial business
S BRIGHT LDC CO., LTD.	Korea	2/5/8/11	Other financial business
GIB chiowol Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Gyeongju Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Duwol Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Mighty 2nd Co., Ltd.	Korea	11	Other financial business
GIB Konkuk Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB ST 2nd Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Haeundae Co., Ltd.	Korea	12	Other financial business
Development Trust	Korea	12	Trust
Non-specified Money Trust	Korea	12	Trust
Old-age Living Pension Trust	Korea	12	Trust
New-Personal Pension Trust	Korea	12	Trust
Personal Pension Trust	Korea	12	Trust
Retirement Trust	Korea	12	Trust
New Old-age Living Pension Trust	Korea	12	Trust
Pension Trust	Korea	12	Trust
Household Money Trust (Shinhan)	Korea	12	Trust
Corporation Money Trust (Shinhan)	Korea	12	Trust
Shinhan BNPP Private Corporate 25th	Korea	1	Beneficiary certificate
SHBNPP SGrail Professional Investment Type Private Special Asset Investment Trust No. 2	Korea	1/4/7/11	Beneficiary certificate
Shinhan AIM Private Real Estate Investment Trust No.31	Korea	6/12	Beneficiary certificate

The Group consolidates a structured entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement relating to the establishment of the structured entity. For consolidated structured entities, the Group recognizes non-controlling interests related to the structured entity as liabilities in the consolidated statement of financial position.

As of December 31, 2021, the Group provides credit guarantees (ABCP purchase agreement, etc.) amounting to ~~W~~4,199,413 million to the structured entities described above.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

1.	Reporting entity (continued)

(d) Changes in subsidiaries

Subsidiaries newly included or excluded during the year ended December 31, 2021 are as follows:

Subsidiaries
Newly included subsidiaries
for the year ended December 31, 2021	S-Force 2nd Co., Ltd.
MAESTRO aero Co.,LTD
MAESTRO YS CO.,LTD
S-Bright 1st Co., Ltd.
S-Tiger Games Co., Ltd.
MAESTRO Iksan co.ltd
S TIGER LIP CO., LTD.
S-Tiger Chemical Co., Ltd.
S-Tiger Loex Co., Ltd.
GIB CHUNGJU CO., LTD.
GIB Haan Co.,Ltd
GIB HwangGeum Co., Ltd.
S-tiger seomyun
S-bright Hongdae
BRIGHT WOONJEONG CO., LTD.
S-Bright Chunho Co., Ltd.
GIB County 1st Co., Ltd.
GIB Mokpo Co.,Ltd
S-Tiger Tech Co., Ltd.
GIB SungSan Co., Ltd.
Shinhan GIB Mami Co., Ltd.
S BRIGHT PANGYO CO., LTD.
SH SGrail Professional Investment Type Private Special Asset Investment Trust No. 2
Shinhan AIM Private Real Estate Investment Trust No.31
S-Tiger K Co., Ltd.
S-Tiger Energy Co., Ltd.
Shinhan-GIB-SKL CO., LTD.
Rich gate Yongsan corp.
Rich gate Shinseol corp.
S BRIGHT ENERGY CO., LTD.
S BRIGHT IKSAN CO., LTD.
S-Tiger Jeju Co., Ltd.
GIB Makok Co., Ltd.
GIB Saha Co., Ltd.
GIB hc 1st Co., Ltd.
GIB Munjung Co., Ltd.
Shinhan GIB Rozen Co., Ltd.
S-Tiger First Co., Ltd.
GIB rb 1st Co., Ltd.
Rich gate Box corp.
GIB EMT Co., Ltd.
GIB Hakjam Co., Ltd.
S BRIGHT LCT CO., LTD.
GIB chiowol Co., Ltd.
GIB Gyeongju Co., Ltd.
GIB Duwol Co., Ltd.
GIB Mighty 2nd Co., Ltd.
GIB Konkuk Co., Ltd.
GIB ST 2nd Co., Ltd.
GIB Haeundae Co., Ltd.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

1.	Reporting entity (continued)

(d) Changes in subsidiaries (continued)

Subsidiaries newly included or excluded during the year ended December 31, 2021 are as follows (continued):

Subsidiaries
Excluded subsidiaries
for the year ended December 31, 2021	GIB AF CO.,LTD
Richgate 1st corp.
Sunny solution 3rd Co., Ltd.
GIB hoban 1st
G.I.B.han 1st corp.
GIB Palace 2nd CO.,LTD
GIB Palace 1st CO.,LTD
Sunny More 5th Co., Ltd.
SHINHAN DISPLAY 2ND CO.,LTD
Redefine Unjung Co., Ltd.
GIB portfolio a 1st Co., Ltd.
Maestro werye Co., Ltd.
Rich gate 13th corp.
GIB CSI Co., Ltd.
Maestro mirae Co., Ltd.
GIB Yongsan 1st CO.,LTD
GIB Yongsan 2nd CO.,LTD
Sunny solution 10th Co., Ltd
S-Tiger 2nd Co., Ltd.
GIB portfolio a 4th Co., Ltd.
Sunny Smart 5th Co., Ltd.
S-solution 2nd Co., Ltd.
GIB AIR CO.,LTD
S-Tiger 6th Co., Ltd.
SH inno 1st Co., Ltd.
Sunny solution 2nd Co., Ltd.
Grand bene Co., Ltd.
RICHGATE YEONSEUNG Co.,Ltd.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies

The significant accounting policies applied by the Group are as follows :

(a) Basis of financial statements preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS), which prescribed in the Act on External Audit of Stock Companies. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group's financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value
•	financial instruments at fair value through profit or loss (“FVTPL”) are measured at fair value
•	financial instruments at fair value through other comprehensive income (“FVOCI”) are measured at fair value
•	share-based payment arrangements are initially measured at fair value on grant date
•	changes in fair value attributable to the risk being hedged for financial instruments designated as hedged items in qualifying fair value hedge relationships are recognized in profit or loss
•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

The respective financial statements of the Group entities are prepared in the functional currency of the respective operation. These consolidated financial statements are presented in Korean won, which is the Bank’s functional currency and the currency of the primary economic environment in which the Group operates. Subsidiaries whose functional currency is not Korean won are as follows:

Functional currency	Subsidiaries
USD	Shinhan America, Shinhan Cambodia
EUR	Shinhan Europe
KZT	Shinhan Kazakhstan
CAD	Shinhan Canada
CNY	Shinhan China
JPY	Shinhan Japan, SBJ DNX
VND	Shinhan Vietnam
MXN	Shinhan Mexico
IDR	Shinhan Indonesia

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(d) Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the consolidated financial statements is described in Note 4.

The Group recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost or at FVOCI, loan commitments and financial guarantee contracts upon adoption of K-IFRS No.1109, ‘Financial Instruments’. The measurement of such allowance is determined by techniques, assumptions and input variables used by the Group to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner. The details of techniques, assumptions and input variables used to measure the credit loss allowance for expected credit losses as of December 31, 2021 are described in Note 4.

The rapid spread of the COVID-19 epidemic is having a negative impact on the global economy. The Group uses forward-looking information to estimate expected credit loss in accordance with K-IFRS No. 1109 'Financial Instruments'. The default rate forecast as of December 31, 2021 is re-estimated using the updated forward-looking information on the economic growth rate, private consumption growth rate, and KOSPI, which are major macroeconomic variables for calculating the default rate forecast. The Group will continue to monitor the economic effects of the COVID-19.

(e) Changes in accounting policies

The Group has applied the following new accounting standards and interpretations for the first time for their annual reporting period commencing January 1, 2021.

i) K-IFRS No.1109, ‘Financial Instruments’ and K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’ and K-IFRS No.1107, ‘Financial Instruments: Disclosures’ and K-IFRS No.1104, ‘Insurance Contracts’ K-IFRS No.1116, ‘Leases’ amended – Interest rate benchmark reform

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of carrying amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The amendment does not have a significant impact on the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(e) Changes in accounting policies (continued)

ii) Amendments to K-IFRS No.1116 ‘Lease’ - The practical expedient to COVID-19 related rent exception, discount or deferral

The International Accounting Standards Board amended this Standard in March 2021. According to the amendment, the International Accounting Standards Board has extended the application of the practical expedient for reduction in lease payments where lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, by one year. A lessee who chose to apply the application of the practical expedient will account consistently for changes in lease fees that not a lease change due to rent concession, in the manner prescribed by the amendments. However, no practical expedient under this amendment is provided to lessors. The practical expedient in this amendment applies only to rent concessions occurring as a direct consequence of the COVID-19 pandemic and only if all of the following conditions are met:

- The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change

- Any reduction in lease payments affects only payments originally due on or before June 30, 2022; and

- There is no substantive change to other terms and conditions of the lease.

The effect of the amendment to the lease Standard is illustrated in Note 12.

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Group.

i) K-IFRS No. 1103 'Business combination' amended – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also clarifies that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted.

(ii) K-IFRS No. 1037, ‘Provisions, Contingent Liabilities and Contingent Assets’ amended - Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted.

(iii) Annual Improvements to K-IFRSs 2018-2020 Cycle

For Annual Improvements to K-IFRSs 2018-2020 Cycle, the amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The amendments will not have a significant impact on the consolidated financial statements.

- K-IFRS No.1101, ‘‘First-time Adoption of K-IFRS’-First-time adopter subsidiaries

- K-IFRS No.1109, ‘Financial Instruments’ -10% test-related fee for financial liabilities removal

- K-IFRS No.1116, ‘Leases’ -Lease incentives

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(f) Approval of consolidated financial statements

The consolidated financial statements are approved for issue by the Board of Directors on February 8, 2022, which will be submitted for approval to the shareholders’ meeting on March 23, 2022.

(g) Basis of consolidation

i) Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

There is no non-controlling interest in structured entities because the ownership interests in structured entities are shown as liabilities of the Group.

ii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iii) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interests balance below zero.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(h) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

-	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors
-	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized
-	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012, ‘Income Taxes’
-	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, ‘Employee Benefits’
-	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset
-	Reacquired rights are measured in accordance with special provisions
-	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, ‘Share-based Payment’
-	Non-current assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105, ‘Non-current Assets Held for Sale and Discontinued Operations’

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer's share-based payment awards exchanged for awards held by the acquiree's employee that is included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination.  Those costs include finder's fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, which are recognized in accordance with K-IFRS No.1032, ‘Financial Instruments: Presentation’ and K-IFRS No.1109, ‘Financial Instruments’, are expensed in the periods in which the costs are incurred and the services are received.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(h) Business combinations (continued)

ii) Goodwill

The Group measures goodwill at the acquisition date as:

the fair value of the consideration transferred; plus

the recognized amount of any non-controlling interests in the acquiree; plus if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the Group does not recognize goodwill since the transaction is regarded as equity transaction.

As part of its transition to K-IFRS, the Group elected to restate only those business combinations which occurred on or after January 1, 2010 in accordance with K-IFRS. In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous Generally Accepted Accounting Principles (“GAAP”).

(i) Investments in associates

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.  Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(j) Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components, whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources allocated to each segment and assess its performance, and for which discrete financial information is available.

The segment reporting to a chief executive officer includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly general expenses and income tax assets and liabilities. The Group considers the Chief Executive Officer (“CEO”) of the Bank as the chief operating decision maker.

(k) Foreign currencies

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are retranslated to the functional currency using the exchange rate at the end of the reporting period. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss and translation differences on non-monetary assets such as equities held at fair value through other comprehensive income are recognized in other comprehensive income.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedging instrument of the net investment in a foreign operation or a qualifying cash flow hedge, which are recognized in other comprehensive income Translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss and translation differences on non-monetary assets such as equities held at fair value through other comprehensive income are recognized in other comprehensive income.

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the end of the reporting period. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the end of the reporting period.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2. Significant accounting policies (continued)

(k) Foreign currencies (continued)

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date. However, the Group’s account overdraft is included in borrowings.

(m) Non-derivative financial assets

Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition of the financial asset. Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once the financial assets are designated at FVTPL, it is irrevocable.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(m) Non-derivative financial assets (continued)

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at FVOCI are classified as financial assets at FVTPL.

The Group subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Group recognizes dividends in profit or loss when the Group’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Group’s business model changes.

ⓐ Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss.  Interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income.

ⓑ Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Impairment loss on financial assets’ in the consolidated statement of comprehensive income, respectively.

ⓒ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain on financial assets at fair value through profit or loss’ in the consolidated statement of comprehensive income.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(m) Non-derivative financial assets (continued)

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

v) Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(n) Expected credit loss on financial assets

As for financial assets at amortized cost and financial assets at FVOCI, the expected credit loss is evaluated at the end of each period and recognized as loss allowances.

Since initial recognition, a loss allowance shall be measured by the three stages in the table below depending on the extent of significant increase in credit risk.

Stage	Category	Description
Stage 1	Credit risk has not increased significantly since initial recognition	12 month expected credit losses: Expected credit loss resulting from potential default of financial instruments occurring over 12 months from the end of reporting period
Stage 2	Credit risk has increased significantly since initial recognition	Lifetime expected credit losses: Expected credit loss resulting from all potential default of financial instruments occurring over the expected life
Stage 3	Credit-impaired financial assets

However, as for the financial assets whose credit is impaired at the initial recognition, only the cumulative change in the lifetime expected credit loss is recognized as the loss allowance.

The ‘lifetime’ refers to the expected life to the contractual maturity of the financial asset.

i) Forward looking information

The Group determines a material increase on credit risk and estimates the expected credit loss on a forward looking basis.

The measuring factors of the expected credit loss are assumed to have certain relationship with the economic cycle.  Through relationship analysis between the macroeconomic variables and the credit risk measuring factors, the forward looking information is reflected in the expected credit loss estimation.

ii) Financial assets at amortized cost

The expected credit loss on the financial assets at amortized cost is recognized as the difference between the present value of the contractual cash flow and the present value of the expected cash flow.  The expected cash flow is estimated separately for the individually material financial assets.

For the financial assets which are not individually material, they are included in a group of assets with a similar credit risk and expected credit loss is estimated collectively.

The expected credit losses of financial assets measured as amortized cost are presented net of loss allowance, and the allowance is derecognized together with the asset when it is determined to be unrecoverable. When the loan previously written-off is subsequently collected, it is recognized as an increase in loss allowance. At the end of the reporting period, the Group recognizes in profit or loss the amount of the change in loss allownace.

iii) Financial assets at FVOCI

The expected credit loss on the financial assets at FVOCI is calculated using the same method as that on the financial assets at amortized cost, however the changes in loss allowance are recognized as other comprehensive income. As for disposal and repayment, the loss allowance is reclassified from other comprehensive income to profit or loss.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(o) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of every reporting period, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

ii) Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(o) Derivative financial instruments (continued)

iii) Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the consolidated statements of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

Once hedge accounting is discontinued, any cumulative gain or loss existing in equity at that time and is recognized over the period the forecast transaction occurs as profit or loss. However, when a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately recognized in the profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.  In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

iv) Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

v) Embedded derivatives

If a hybrid contract contains a host that is not an financial asset, embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not designated at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

vi) Derivative financial instruments held for trading

Changes in the fair value of derivative financial instruments not designated as a hedging instrument are recognized immediately in profit or loss.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(o) Derivative financial instruments (continued)

vii) Day one profit or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique. As for these circumstances, the difference between the fair value at the initial recognition and the transaction price is not recognized as profit or loss but deferred. The deferred difference is amortized by using straight line method over the life of the financial instruments.

(p) Property and equipment

Property and equipment are initially measured at cost and after initial recognition. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.  Certain land and buildings are measured at fair value at the date of transition to K-IFRS, which is deemed cost, in accordance with K-IFRS No.1101, ‘First-time Adoption of K-IFRS’. Dividend from relevant revaluation surplus is prohibited in accordance with the resolution of the board of directors.

The Group recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives.  The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

The gain or loss arising from the derecognition of an item of property and equipment, which is included in profit or loss, is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item.

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(q) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets as below from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software and capitalized development cost	5 years
Capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred.Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(r) Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both. An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(s) Leases

The Group leases various tangible assets, such as real estate and vehicles, and the terms of the lease are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, except that the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Group recognizes a right-of-use asset and a lease liability. The payment of each lease is allocated to the repayment of the liability and finance cost. The Group recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as finance costs.

Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets.

Lease liabilities are measured at present value of the lease payments that are not paid at the commencement date of the lease agreement, and included in other liabilities. Lease payments included in the measurement of the lease liabilities consist of the following:

- Fixed lease payments (including in-substance fixed payments, less any lease incentives receivable)

- Variable lease payments depending on an index or a rate

- Amounts expected to be paid by the lessee under a residual value guarantee

- The exercise price under a purchase option that the lessee is reasonably certain to exercise extended lease payments in an optional renewal period if the lessee is reasonably certain to that they will exercise the extension option

- Payments of penalties for early terminating a lease unless the lessee is reasonably certain not to terminate early

If the implicit interest rate in the lease can be readily determined, the lease payments shall be discounted using that rate, and if that rate cannot be readily determined, the lessee shall use the lessee’s incremental borrowing rate.

The right-of-use asset is initially at cost, which comprises:

- The amount of the initial measurement of the lease liability

- Any lease payments made at or before the commencement date, less any lease incentives received

- Any initial direct costs incurred by the lessee

- An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease

The Group includes right-of-use assets within the same line item as that within which the corresponding underlying assets would be presented if they are owned. Any right-of-use asset that meets the definition of investment property is presented as investment property. Lease payments associated with short-term leases or leases of low-value assets are recognized as an expense on a straight line basis over the lease term.

Additional considerations for the Group's accounting as a lessee include:

- Extension options and termination options are generally included in multiple real estate lease contracts.

- When estimating the lease term, the Bank considers all relevant facts and circumstances that create an economic incentive to exercise the option to extend the lease, or not to exercise the option to terminate the lease.

- Period covered by an extension option (or period covered by termination option) is included in lease term only if the lessee is reasonably certain to exercise (or not to exercise) the option.

- If the lessee and the lessor have the right to terminate without the consent of the other parties, the termination period shall be determined in consideration of the economic disadvantages incurred in terminating the contract.

- When significant events occur or there are significant changes in circumstances that have affected the lessee's control and the lease term before, the parties reassess whether they are quite certain to exercise the option of extension (or not).

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(t) Non-current assets held for sale

Assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(u) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.  Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount.  Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(v) Non-derivative financial liabilities

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities, and other financial liabilities include deposits, borrowings, debentures and etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(w) Equity capital

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted from equity, net of any tax effects.

ii) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

iii) Non-controlling interests

Non-controlling interests, which represent the equity in a subsidiary not attributable, directly or indirectly, to a parent’s ownership interests, consist of the amount of those non-controlling interests at the date of the original combination calculated in accordance

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

with K-IFRS No.1103, ‘Business Combinations’ and the non-controlling interests share of changes in equity since the date of the combination.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(x) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the end of the reporting period on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

iv) Retirement benefits: defined contribution plans

The Group recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plans.

v) Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring. If benefits are not expected to be wholly settled within 12 months of the end of the reporting period, then they are discounted.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(y) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at the end of the each reporting period and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

The Group has granted share-based payment based on Shinhan Financial Group’s share to the employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Group is required to pay Shinhan Financial Group for the provision of the share-based payments. The Group recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group. The share-based compensation agreement that the Group has given to its executives and employees is measured in cash-settled.

(z) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(aa) Financial guarantee contract

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract. The financial guarantee liability is subsequently measured at the higher of the amount of the best estimate of the expenditure required to settle the present obligation at the end of reporting period; and the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period. Financial guarantee liabilities are included within guaranteed payment liabilities.

After initial recognition, financial guarantee contracts are measured at the higher of:

- Loss allowance in accordance with K-IFRS No.1109, ‘Financial Instruments’

- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, ‘Revenue from Contracts with Customers’

(ab) Recognition of revenues and expenses

The Group’s revenues are recognized using five-step revenue recognition model as follows: ① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’.

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(ab) Recognition of revenues and expenses (continued)

ⓐ Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

ⓑ Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as revenue when the related service as a performance obligation is provided.

ⓒ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act as a performance obligation has been completed.

iii) Dividends

Dividends income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities.

(ac) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Bank. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Group recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

2.Significant accounting policies (continued)

(ac) Income tax (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

If any additional income tax expense exists by payment of dividends, the Group recognizes it when the liability relating to the payment is recognized.

Because of the tax positions taken by the Group, tax uncertainties arise from the complexity of transactions and differences in tax law interpretation. Also, uncertainty arises from a tax refund suit, tax investigation, or a refund suit against the tax authorities' assessed tax amount. For the tax amount paid to the tax authorities, in accordance with K-IFRS No.2123, it will be recognized as the corporate tax assets if a refund in the future is probable. In addition, the amount expected to be paid as a result of the tax investigation is recognized as the tax liability.

(ad) Accounting for trust accounts

The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying consolidated financial statements.  Borrowings from trust accounts are included in other liabilities. Trust fees and commissions in relation to the service provided to trust accounts by the Group are recognized as fees and commission income.

(ae) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Bank by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.  Financial risk management

3-1. Credit risk

Credit risk is the risk of financial loss of the Group if a customer or counterparty fails to meet its contractual obligation. Credit risk is classified as the most important risk to be managed in the Group's business activities, and management carefully manages the maximum credit risk exposure. Credit exposure arises principally from due from banks, the lending process related to loans, investment activities in debt securities and off balance sheet items including loan commitments, etc.

(a) Credit risk management

The Group's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the Chief Risk Officer(CRO) as the chairman, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

The risk management of the asset is primarily carried out by all operating units that hold and manage the asset subject to credit risk, and the credit risk management department, such as the risk management department and the credit risk management department, is in charge of the credit risk management of the bank as a whole. The risk management department and the risk engineering department manage credit portfolio management by managing credit risk limits set by the Risk Policy Committee and credit maximum exposure limits for the same parties, affiliates, industries, and countries. The Group also measures and manages risk components such as Probability of Default (PD), LGD (Loss Given Default), and EAD (Exposure at Default) through the operation of the credit rating system and collateral management system. As an organization for supporting and checking loan decisions, the Credit Planning Department manages the credit policy and system of the entire bank, and the Credit Review Department conducts independent credit rating and loan decision making. Also, the Credit Supervision Department conducts individual credit supervision on large loans.

Each of the Group’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s individual information, past dealings with the Group and external credit rating information. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in the Group’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for credit loss.

The Group's credit rating system reflects the requirements of Basel III, ACE (Automatic Credit Evaluation), retail SOHO credit rating system with a maximum exposure of 500 million or less, and Advanced Internal Rating System (AIRS).

The credit decision for companies is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit, the credit is approved by agreement between the branch's RM (Relationship Manager) and each business division's headquarter. In the case of a large or important credit, the credit is approved by a screening body. In particular, the credit deliberation committee, which is the highest decision-making body of loans, examines important loans, such as large loans that exceed the limit. The individual credit is evaluated by the individual credit evaluation system based on objective statistical methods and an automated credit scoring system (CSS) based on the Bank's credit policy.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(a) Credit risk management (continued)

The Bank operates a regular monitoring system for the regular management of individual loans. The review team and RM are required to conduct Loan Reviews by automatically searching for non-performing companies among the corporate loan clients, and the credit supervision department, which is independent from the business group, determines the adequacy of Loan Review results and requests credit rating adjustment for the relevant company as necessary. In accordance with these procedures, a company is classified as an early warning company, an observer company, and a normal company, and discriminatory management is carried out in accordance with the management guidelines for each risk stage to prevent the insolvency of the loans at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades,and analyzes and provides industry trends and company information.

(b) Risk management and risk mitigation policy

In order to control the credit risk of the Group at an appropriate level, the following risk management system is established and operated.

- Credit risk limits are set and managed by business sector, customer, product, industry, etc. based on credit VaR (Value at Risk) and maximum exposure amount.

- The risk department establishes and manages limits for credit VaR, and maximum exposure limits. The credit planning department and the credit assessment department conduct maximum exposure limits.

- The risk engineering department and risk engineering department establishes a credit risk limit operation plan for the entire bank at least once a year, and commits it to the risk policy committee.

- Each business unit monitors and adheres to credit risk limits assigned to each business unit.

- The risk is re-assessed on an annual basis or within the period if deemed necessary, and the limit of risk is set and managed for each sector, such as by the person, industry and country.

- The maximum exposure for each borrower, including institutions, is managed by low level limits that are individually set for accounts in the consolidated financial statements and off-balance sheet accounts, and risk limits for daily transactions related to commodity trading including foreign currency forward trading, are also determined.

- Actual maximum exposure limits is managed on a daily basis.

- Maximum credit risk exposure is managed in the process of analyzing the interest and principal repayment ability of the borrower, and if necessary, changes the loan limit in the process.

Other risk management measures are as follows.

i) Collateral

The Group has adopted policies and procedures to mitigate credit risk. In connection with credit risk, collateral bond is generally used, and the Group has adopted a policy for pledging certain types of assets. The main types of collateral are as follows:

- Mortgage

- Real estate, inventories, accounts receivable, etc.

- Financial instruments such as debt securities and equity securities

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(b) Risk management and risk mitigation policy (continued)

Long-term loans are generally collateralized. On the other hand, revolving personal loans are generally unsecured. In addition, in order to minimize losses due to credit risk, the Group establishes additional collateral for the counterparty in the event of an indication of impairment of the asset.

Collateral for financial assets other than loans is subject to the nature of the products. Except for special cases such as Asset Backed Securities (ABS), unsecured securities are common in the case of debt securities.

ii) Derivative financial instruments

The Group maintains a credit limit on the amount and duration of derivative financial instruments that are in between the disposal agreements after purchase.

iii) Collective offsetting contracts

The Group limits its maximum exposure to credit losses by engaging in collective offsetting contracts with counterparties in executing significant number of transactions.

Collective offsetting contracts generally do not result from offsetting assets and liabilities in the consolidated financial statements, as transactions are usually set at a gross amount basis. However, when all amounts to the counterparty are set on a net basis, the credit risk associated with a favorable contract is reduced by collective offsetting contracts if losses are incurred.

The Group's overall maximum exposure to credit risk that is part of a collective offsetting contract can vary substantially within a short period of time because it is affected by each transaction.

iv) Credit related contracts

Warranties and credit guarantees have credit risks similar to credit. Credit (which guarantees credit on behalf of the customer by issuing a note to a third party for the amount requested under specific terms and conditions) is secured by the underlying commodities associated with them, it involves less risk. The credit enhancement arrangements represent the unused amount of the credit limit in the form of a credit, guarantee or letter of credit. In relation to the credit risk of a credit enhancement arrangement, the Group is potentially exposed to the same amount as the total unused arrangements. Long-term contracts generally have a greater degree of credit risk than short-term, and the Group monitors the maturity of credit arrangements.

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model)

i) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Group compares the risk of a default occurring on the financial instrument at the end of the reporting period with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition. The supportable information also includes historical default data held by the Group and the analysis by internal credit risk rating specialists.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

ⓐ Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

The internal credit risk rating based on the borrower’s information related to each individual exposures on initial recognition, may change depending on the results of continuing monitoring and reviews.

ⓑ Measuring term structure of probability of default

The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

ⓒ Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures

Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days
Loan classification of precautionary and below	Loan classification of precautionary and below
Borrower with early warning signals	Borrower with early warning signals
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk
Loans with identified indicators for significant increases in other credit risk

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued):

The Group considers the credit risk of financial instrument has been significantly increased since initial recognition if a specific exposure is past due more than 30 days. The Group counts the number of days past due from the earliest date on which the Group has not received the contractual payments in full from the borrower and does not consider the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective.

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

ii) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at end of the reporting period based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-months expected credit losses for that exposure again.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued) :

iii) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is more than 90 days past due on its contractual payments

- if the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contract terms),

- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument.)

- internal data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

iv) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

The Group analyzed the data experienced in the past, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected future forecast information through regression estimation. To reflect the COVID-19 economic situation, the Group has reviewed the 3 scenarios of upside, central and downside to reflect the final forward-looking information.

① Upside scenario

Major variables(*1)	Correlation	2021.4Q(*2)(*3)	2022(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	4.1	3.0	3.1	3.8	3.7
Private consumption index (YoY %)	(-)	6.3	5.1	2.5	3.7	3.8
Facility investment growth rate (YoY %)	(-)	4.1	0.5	1.2	5.0	5.1
Consumer price index growth rate (%)	(-)	3.6	2.6	2.4	2.0	2.0
Balance on current account (100 million dollars)	(-)	202.0	230.0	200.0	220.0	230.0
Government bond 3y yields (%)	-	1.87	1.90	1.90	2.00	2.00

② Central scenario

Major variables(*1)	Correlation	2021.4Q(*2)(*3)	2022(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	4.1	2.3	2.4	3.0	3.4
Private consumption index (YoY %)	(-)	6.3	4.4	1.8	2.9	3.5
Facility investment growth rate (YoY %)	(-)	4.1	0.2	0.8	4.5	4.9
Consumer price index growth rate (%)	(-)	3.6	2.7	2.5	2.2	2.0
Balance on current account (100 million dollars)	(-)	202.0	220.0	180.0	200.0	220.0
Government bond 3y yields (%)	-	1.87	1.80	1.80	1.90	1.90

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

③ Downside scenario

Major variables(*1)	Correlation	2021.4Q(*2)(*3)	2022(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	4.1	1.3	1.3	1.8	3.1
Private consumption index (YoY %)	(-)	6.3	3.4	0.7	1.8	3.1
Facility investment growth rate (YoY %)	(-)	4.1	(0.5)	0.3	4.3	4.5
Consumer price index growth rate (%)	(-)	3.6	3.2	3.0	3.0	2.8
Balance on current account (100 million dollars)	(-)	202.0	200.0	170.0	180.0	200.0
Government bond 3y yields (%)	-	1.87	2.00	2.00	2.20	2.40

(*1) As a result of reviewing the correlation of each variable, the GDP growth rates and private consumption index were applied among the major variables to reflect the final forward-looking information. The Group additionally selected the KOSPI forecast in addition to the table above.

(*2) Considering the forecast period of the company's bankruptcy, the Group reflected the future economic outlook.

(*3) The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

① Upside scenario

Major variables(*1)	Correlation	2020.4Q(*2)(*3)	2021(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	(2.8)	0.0	3.9	3.0	4.3
Private consumption index (YoY %)	(-)	(4.8)	3.0	2.3	3.5	4.1
Facility investment growth rate (YoY %)	(-)	3.5	5.5	6.5	1.5	5.0
Consumer price index growth rate (%)	(-)	0.3	0.6	0.9	0.8	0.9
Balance on current account (100 million dollars)	(-)	170.0	130.0	160.0	190.0	180.0
Government bond 3y yields (%)	-	0.90	1.00	1.00	1.10	1.10

② Central scenario

Major variables(*1)	Correlation	2020.4Q(*2)(*3)	2021(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	(2.8)	(0.7)	3.6	2.5	3.7
Private consumption index (YoY %)	(-)	(4.8)	2.6	2.1	3.0	3.5
Facility investment growth rate (YoY %)	(-)	3.5	5.0	6.0	0.8	4.5
Consumer price index growth rate (%)	(-)	0.3	0.5	0.9	0.7	0.8
Balance on current account (100 million dollars)	(-)	170.0	120.0	150.0	180.0	170.0
Government bond 3y yields (%)	-	0.90	1.00	1.00	1.00	1.00

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

③ Downside scenario

Major variables(*1)	Correlation	2020.4Q(*2)(*3)	2021(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	(2.8)	(1.5)	2.3	1.7	3.0
Private consumption index (YoY %)	(-)	(4.8)	1.9	1.1	2.6	3.4
Facility investment growth rate (YoY %)	(-)	3.5	3.5	4.5	(1.0)	3.0
Consumer price index growth rate (%)	(-)	0.3	0.4	0.8	0.6	0.7
Balance on current account (100 million dollars)	(-)	170.0	110.0	140.0	170.0	160.0
Government bond 3y yields (%)	-	0.90	1.10	1.10	1.10	1.10

(*1) As a result of reviewing the correlation of each variable, the private consumption index and facility investment growth rate were applied among the major variables to reflect the final forward-looking information. The Group additionally selected the KOSPI forecast in addition to the table above.

(*2) Considering the forecast period of the company's bankruptcy, the Group reflected the future economic outlook.

(*3) The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on long-term data over the past ten years.

The recent historical default rate is an important reference when estimating the default rate in consideration of the future economic outlook. Although the economy has slowed down by COVID-19 since 2020, the actual default rate of the Group has remained stable. The Group manages the credit risk through classifying loans in moratorium of interest payments and moratorium of repayment that is one of the financial relief programs into Stage2 and additional expected loss assessments to reflect the impact of potential insolvency.

As of December 31, 2021 and 2020, the exposure and provision of loans applied for moratorium of interest payments and moratorium of repayment in installments is as follows:

		December 31, 2021		December 31, 2020
		Exposure	Provision	Exposure	Provision
Moratorium of interest payments	~~W~~	224,449	27,460	242,794	18,874
Moratorium of repayment in installments		1,342,366	106,899	1,067,502	20,660
Moratorium of interest payments and moratorium of repayment in installments		65,773	8,459	80,581	2,166
	~~W~~	1,632,588	142,818	1,390,877	41,700

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

If the sensitivity analysis of the impact on the Group's expected credit loss allowance if the weights of the upside or downside scenarios is assumed to be 100% while holding all other assumptions constant, the impact of sensitivity analysis on the Group’s credit loss allowance is not significant.

v) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (PD)

- Loss given default (LGD)

- Exposure at default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

v) Measurement of expected credit losses (continued)

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Group reflects a period of used credit loss and expected credit loss measurement based on a contractual maturity. The Group takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors such as PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (LTV)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classification of groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

vi) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(d) Maximum exposure to credit risk

The Group’s maximum exposure to credit risk of the financial assets held as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Due from banks (*1)(*2):
Banks	~~W~~	4,546,076	3,922,409
Governments		14,081,418	21,912,759
		18,627,494	25,835,168
Loans at amortized cost (*1)(*2):
Banks		6,306,526	7,689,486
Retail
Mortgage lending		55,230,898	51,364,425
Others		113,461,509	102,842,272
		168,692,407	154,206,697
Governments		457,738	2,437,962
Corporate
Large enterprises		37,461,533	32,708,031
Small and medium-sized enterprises		103,411,737	92,232,815
Special finance		9,423,639	8,468,976
Others		262	810
		150,297,171	133,410,632
Credit cards		179,654	159,955
		325,933,496	297,904,732
Loans at FVTPL:
Banks		-	29,997
Corporate
Large enterprises		830,606	699,827
Small and medium-sized enterprises		63,554	114,645
		894,160	814,472
		894,160	844,469
Securities at FVTPL:
Debt securities		23,894,803	21,468,195
Gold/silver deposits		83,691	188,338
		23,978,494	21,656,533
Securities at FVOCI (*1)		47,584,677	38,726,496
Securities at amortized cost (*1)		21,325,243	20,178,443
Derivative assets		3,001,440	4,575,560
Other financial assets (*1)(*3)		16,529,548	11,153,167
Off-balance sheet items:
Financial guarantee contracts(*4)		5,200,208	4,354,052
Loan commitments and other liabilities for credit		103,157,749	101,649,789
		108,357,957	106,003,841
	~~W~~	566,232,509	526,878,411

(*1) The maximum exposure amounts for due from banks, loans, securities and other financial assets are measured as the amount net of allowances.

(*2) Due from banks and loans are classified as similar credit risk group to be with consistent calculating capital adequacy ratio under New Basel Capital Accord (Basel III).

(*3) Other financial assets comprise accounts receivable, accrued income, guarantee deposits, domestic exchange settlements receivables, suspense receivables, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

(*4) These amounts represent financial guarantees and the non-financial guarantees amount to ~~W~~ 11,346,421 million and ~~W~~ 10,799,393 million as of December 31, 2021 and 2020, respectively.

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2021 and 2020 is as follows:

		December 31, 2021
		12-month expected loss		Lifetime expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks:
Banks	~~W~~	3,428,533	1,125,709	-	434	-	4,554,676	(8,600)	4,546,076	-
Governments		13,394,476	694,415	-	257	-	14,089,148	(7,730)	14,081,418	-
		16,823,009	1,820,124	-	691	-	18,643,824	(16,330)	18,627,494	-
Loans at amortized cost:
Banks		4,050,591	2,152,237	112,254	-	-	6,315,082	(8,556)	6,306,526	133,618
Retail		155,277,087	3,763,111	7,716,347	1,872,335	416,507	169,045,387	(352,980)	168,692,407	117,942,738
Residential real estate mortgage loan		52,547,947	254,012	1,733,914	632,584	83,069	55,251,526	(20,628)	55,230,898	51,981,686
Others		102,729,140	3,509,099	5,982,433	1,239,751	333,438	113,793,861	(332,352)	113,461,509	65,961,052
Governments		442,015	16,112	-	-	-	458,127	(389)	457,738	-
Corporate		87,007,370	38,637,418	9,859,018	15,490,432	610,697	151,604,935	(1,307,764)	150,297,171	86,189,513
Major company		23,033,770	9,100,770	2,675,305	2,910,251	132,475	37,852,571	(391,038)	37,461,533	9,649,855
Small business		61,630,453	22,607,642	7,161,189	12,426,271	478,222	104,303,777	(892,040)	103,411,737	72,445,216
Special finance		2,343,147	6,928,856	22,524	153,771	-	9,448,298	(24,659)	9,423,639	4,094,442
Others		-	150	-	139	-	289	(27)	262	-
Credit cards		4	177,499	2	3,737	5,140	186,382	(6,728)	179,654	43
		246,777,067	44,746,377	17,687,621	17,366,504	1,032,344	327,609,913	(1,676,417)	325,933,496	204,265,912
Securities at FVOCI(*)		39,979,252	7,452,639	-	152,786	-	47,584,677	-	47,584,677	-
Securities at amortized cost		19,693,141	1,605,335	-	36,290	-	21,334,766	(9,523)	21,325,243	-
	~~W~~	323,272,469	55,624,475	17,687,621	17,556,271	1,032,344	415,173,180	(1,702,270)	413,470,910	204,265,912

(*) Credit loss allowance recognized in other comprehensive income on securities at FVOCI default is ~~W~~ 28,739 million.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		12-month expected loss		Lifetime expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks:
Banks	~~W~~	3,533,069	395,246	-	404	-	3,928,719	(6,310)	3,922,409	-
Governments		21,327,060	587,371	-	1,748	-	21,916,179	(3,420)	21,912,759	-
		24,860,129	982,617	-	2,152	-	25,844,898	(9,730)	25,835,168	-
Loans at amortized cost:
Banks		5,998,449	1,601,292	87,084	9,623	-	7,696,448	(6,962)	7,689,486	29,994
Retail		139,299,745	5,538,574	5,897,285	3,407,902	441,035	154,584,541	(377,844)	154,206,697	83,169,264
Residential real estate mortgage loan		48,290,904	313,134	1,807,030	877,066	97,030	51,385,164	(20,739)	51,364,425	45,644,141
Others		91,008,841	5,225,440	4,090,255	2,530,836	344,005	103,199,377	(357,105)	102,842,272	37,525,123
Governments		2,191,017	247,542	-	-	-	2,438,559	(597)	2,437,962	-
Corporate		81,667,029	29,170,182	10,646,531	12,502,624	722,610	134,708,976	(1,298,344)	133,410,632	76,800,810
Major company		19,777,406	7,888,565	2,352,102	2,869,460	175,610	33,063,143	(355,112)	32,708,031	7,822,253
Small business		58,915,174	15,859,348	8,292,443	9,529,852	547,000	93,143,817	(911,002)	92,232,815	68,257,562
Special finance		2,974,449	5,421,558	1,986	103,172	-	8,501,165	(32,189)	8,468,976	720,995
Others		-	711	-	140	-	851	(41)	810	-
Credit cards		19	158,619	2	2,913	3,219	164,772	(4,817)	159,955	1,115
		229,156,259	36,716,209	16,630,902	15,923,062	1,166,864	299,593,296	(1,688,564)	297,904,732	160,001,183
Securities at FVOCI(*)		30,251,345	8,208,016	-	267,135	-	38,726,496	-	38,726,496	-
Securities at amortized cost		18,780,103	1,404,340	-	-	-	20,184,443	(6,000)	20,178,443	-
	~~W~~	303,047,836	47,311,182	16,630,902	16,192,349	1,166,864	384,349,133	(1,704,294)	382,644,839	160,001,183

(*) Credit loss allowance recognized in other comprehensive income on securities at FVOCI default is ~~W~~16,977 million.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

ii) Credit risk exposure per credit grade of off-balance sheet items as of December 31, 2021 and 2020 is as follows:

		December 31, 2021
		12-month expected credit loss	Lifetime expected credit loss	Impaired	Total
Financial guarantee: (*1)
Grade 1	~~W~~	3,261,690	335,874	-	3,597,564
Grade 2		1,398,261	203,917	-	1,602,178
Impaired		-	-	466	466
		4,659,951	539,791	466	5,200,208
Loan commitment and other credit line
Grade 1		76,765,871	3,836,834	-	80,602,705
Grade 2		20,835,466	1,719,578	-	22,555,044
Impaired		-	-	-	-
		97,601,337	5,556,412	-	103,157,749
	~~W~~	102,261,288	6,096,203	466	108,357,957

(*1) These amounts represent financial guarantees and the non-financial guarantees amount to ~~W~~ 11,346,421 million as of December 31, 2021.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

ii) Credit risk exposure per credit grade of off-balance sheet items as of December 31, 2021 and 2020 is as follows (continued):

		December 31, 2020
		12-month expected credit loss	Lifetime expected credit loss	Impaired	Total
Financial guarantee: (*1)
Grade 1	~~W~~	2,764,531	302,565	-	3,067,096
Grade 2		1,110,481	176,317	-	1,286,798
Impaired		-	-	158	158
		3,875,012	478,882	158	4,354,052
Loan commitment and other credit line
Grade 1		78,980,557	3,187,592	-	82,168,149
Grade 2		17,870,207	1,611,433	-	19,481,640
Impaired		-	-	-	-
		96,850,764	4,799,025	-	101,649,789
	~~W~~	100,725,776	5,277,907	158	106,003,841

(*1) These amounts represent financial guarantees and the non-financial guarantees amount to ~~W~~ 10,799,393 million as of December 31, 2020.

iii) Credit risk exposure per collateral of financial instruments as of December 31, 2021 and 2020 is as follows:

		December 31, 2021
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired
Guarantees	~~W~~	60,808,960	8,287,776	192,950	69,289,686
Deposits and savings		1,812,844	241,588	1,516	2,055,948
Property and equipment		1,557,438	402,858	20,162	1,980,458
Real estate		120,655,956	13,258,933	226,544	134,141,433
	~~W~~	184,835,198	22,191,155	441,172	207,467,525

		December 31, 2020
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired
Guarantees	~~W~~	35,411,506	5,877,251	172,647	41,461,404
Deposits and savings		933,379	282,426	368	1,216,173
Property and equipment		1,284,976	317,218	12,341	1,614,535
Real estate		103,335,607	13,000,974	262,595	116,599,176
	~~W~~	140,965,468	19,477,869	447,951	160,891,288

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

iv) Credit risk exposure per LTV of mortgage loans as of December 31, 2021 and 2020 is as follows:

		December 31, 2021
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Other	Total
Loans at amortized cost	~~W~~	19,148,888	15,403,119	16,807,463	2,563,101	1,328,955	55,251,526
Less: allowance		(634)	(1,854)	(13,265)	(2,861)	(2,014)	(20,628)
	~~W~~	19,148,254	15,401,265	16,794,198	2,560,240	1,326,941	55,230,898

		December 31, 2020
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Other	Total
Loans at amortized cost	~~W~~	16,891,845	13,917,409	15,744,963	3,050,326	1,780,621	51,385,164
Less: allowance		(589)	(1,642)	(10,706)	(4,017)	(3,785)	(20,739)
	~~W~~	16,891,256	13,915,767	15,734,257	3,046,309	1,776,836	51,364,425

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Governments	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(f) Nature and effect of modification in contractual cash flows

i) For the financial assets for which the loss allowances have been measured at amounts equal to the lifetime expected credit losses, and the contractual cash flows are modified for the years ended December 31, 2021 and 2020, the amortized costs before modification amounted to ~~W~~16,192 million and ~~W~~39,562 million, respectively, and the net losses resulting from the modification amounted to ~~W~~2,908 million and ~~W~~8,289 million, respectively.

ii) As of December 31, 2021 and 2020, the book value of financial asset, for which contractual cash flows have been modified while the loss allowance is measured at an amount equal to lifetime expected credit losses at initial recognition, and the loss allowance reverted to being measured at an amount equal to 12-month expected credit losses for the years ended December 31, 2021 and 2020 are ~~W~~54,904 million and ~~W~~600 million.

(g) The contractual amounts outstanding on financial assets that are written-off but are still subject to enforcement activity as of December 31, 2021 and 2020, are ~~W~~6,342,146 million and ~~W~~6,343,950 million, respectively.

(h) As of December 31, 2021 and 2020, there are no assets acquired by the execution of collateral.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(i) Concentration by geographic location

An analysis of concentration by geographic location for financial instruments excluding equity securities, net of allowance, as of December 31, 2021 and 2020 is as follows:

		December 31, 2021
Division(*1)		Korea	U.S.A	U.K	Japan	Germany	Vietnam	China	Other	Total
Due from banks:
Banks	~~W~~	425,254	1,377,998	26,441	333,980	447,317	413,816	843,735	677,535	4,546,076
Governments		10,653,635	796,405	-	1,279,012	217,773	248,301	462,308	423,984	14,081,418
		11,078,889	2,174,403	26,441	1,612,992	665,090	662,117	1,306,043	1,101,519	18,627,494
Loans at amortized cost:
Banks		1,392,907	4,950	11,735	116,708	83,372	1,060,070	1,833,710	1,803,074	6,306,526
Retail		158,693,440	390,584	7,599	4,338,266	3,112	1,987,301	1,935,368	1,336,737	168,692,407
Residential real estate mortgage loan		47,752,200	277,827	4,573	4,304,160	1,372	580,191	1,284,732	1,025,843	55,230,898
Others		110,941,240	112,757	3,026	34,106	1,740	1,407,110	650,636	310,894	113,461,509
Governments		441,646	-	-	-	-	-	-	16,092	457,738
Corporate		130,715,725	3,321,195	211,955	4,364,436	94,186	2,897,955	2,947,629	5,744,090	150,297,171
Major company		30,225,627	1,702,446	84,477	510,934	43,479	1,459,418	1,341,534	2,093,618	37,461,533
Small business		93,752,872	831,446	44,270	3,019,992	50,707	1,325,959	1,606,095	2,780,396	103,411,737
Special finance		6,737,081	787,296	83,208	833,510	-	112,578	-	869,966	9,423,639
Others		145	7	-	-	-	-	-	110	262
Credit cards		7,343	1,582	85	45	17	169,506	84	992	179,654
		291,251,061	3,718,311	231,374	8,819,455	180,687	6,114,832	6,716,791	8,900,985	325,933,496
Loans at FVTPL
Corporate		894,159	-	-	-	-	-	-	1	894,160
Major company		830,605	-	-	-	-	-	-	1	830,606
Small business		63,554	-	-	-	-	-	-	-	63,554
		894,159	-	-	-	-	-	-	1	894,160

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(i) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instruments excluding equity securities, net of allowance, as of December 31, 2021 and 2020 is as follows (continued):

		December 31, 2021
Division(*1)		Korea	U.S.A	U.K	Japan	Germany	Vietnam	China	Other	Total
Securities at FVTPL
Debt securities		23,098,304	326,107	8,396	50,503	19,048	-	9,041	383,404	23,894,803
Gold/silver deposits		-	-	83,691	-	-	-	-	-	83,691
		23,098,304	326,107	92,087	50,503	19,048	-	9,041	383,404	23,978,494
Securities at FVOCI		44,042,942	1,426,509	120,851	250,768	52,199	120,884	679,528	890,996	47,584,677
Securities at amortized cost		19,740,332	1,526	-	244,149	-	902,377	80,042	356,817	21,325,243
Off-balance accounts
Guarantees(*2)		4,799,000	45,650	2,099	821	4,384	72,120	246,080	30,054	5,200,208
Loan commitments and other liabilities related credit		92,620,943	531,120	256,083	760,322	86,329	2,789,103	2,104,907	4,008,942	103,157,749
	~~W~~	487,525,630	8,223,626	728,935	11,739,010	1,007,737	10,661,433	11,142,432	15,672,718	546,701,521

(*1) Geographical breakdown is the book value, net of unamortized balances and allowance for doubtful accounts.

(*2) These amounts represent financial guarantees and the non-financial guarantees amount to ~~W~~ 11,346,421 million as of December 31, 2021.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(i) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instruments excluding equity securities, net of allowance, as of December 31, 2021 and 2020 is as follows (continued):

		December 31, 2020
Division(*1)		Korea	U.S.A	U.K	Japan	Germany	Vietnam	China	Other	Total
Due from banks:
Banks	~~W~~	282,653	621,144	107,136	534,868	253,297	201,009	1,404,189	518,113	3,922,409
Governments		18,380,443	952,215	-	1,418,805	121,663	209,395	441,863	388,375	21,912,759
		18,663,096	1,573,359	107,136	1,953,673	374,960	410,404	1,846,052	906,488	25,835,168
Loans at amortized cost:
Banks		2,277,529	-	-	249,670	62,997	824,022	1,343,452	2,931,816	7,689,486
Retail		145,814,211	389,962	6,627	4,124,659	2,386	1,448,430	1,322,340	1,098,082	154,206,697
Residential real estate mortgage loan		44,718,121	277,807	4,249	4,084,949	1,015	431,020	1,027,101	820,163	51,364,425
Others		101,096,090	112,155	2,378	39,710	1,371	1,017,410	295,239	277,919	102,842,272
Governments		2,190,585	-	-	-	-	-	-	247,377	2,437,962
Corporate		115,401,335	2,992,056	103,197	3,784,158	103,483	2,228,822	3,038,360	5,759,221	133,410,632
Major company		26,119,572	1,501,629	38,028	631,230	33,737	881,051	1,155,694	2,347,090	32,708,031
Small business		83,343,950	784,652	41,500	2,428,883	69,746	1,187,265	1,882,666	2,494,153	92,232,815
Special finance		5,937,250	705,764	23,669	724,045	-	160,506	-	917,742	8,468,976
Others		563	11	-	-	-	-	-	236	810
Credit cards		6,767	1,010	84	40	14	151,045	61	934	159,955
		265,690,427	3,383,028	109,908	8,158,527	168,880	4,652,319	5,704,213	10,037,430	297,904,732
Loans at FVTPL
Bank		29,997	-	-	-	-	-	-	-	29,997
Corporate		814,472	-	-	-	-	-	-	-	814,472
Major company		699,827	-	-	-	-	-	-	-	699,827
Small business		114,645	-	-	-	-	-	-	-	114,645
		844,469	-	-	-	-	-	-	-	844,469

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-1. Credit risk (continued)

(i) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instruments excluding equity securities, net of allowance, as of December 31, 2021 and 2020 is as follows (continued):

		December 31, 2020
Division(*1)		Korea	U.S.A	U.K	Japan	Germany	Vietnam	China	Other	Total
Securities at FVTPL
Debt securities		20,861,279	202,000	5,115	19,040	4,486	-	151,988	224,288	21,468,196
Gold/silver deposits		-	-	188,339	-	-	-	-	-	188,339
		20,861,279	202,000	193,454	19,040	4,486	-	151,988	224,288	21,656,535
Securities at FVOCI		35,832,061	857,980	51,422	221,917	36,412	172,904	834,119	719,681	38,726,496
Securities at amortized cost		18,858,335	5,996	-	243,591	-	710,106	45,121	315,294	20,178,443
Off-balance accounts
Guarantees(*2)		3,719,338	65,163	6,198	1,344	6,041	65,178	363,042	127,748	4,354,052
Loan commitments and other liabilities related credit		93,100,291	490,704	274,836	634,919	63,265	1,080,441	2,384,892	3,620,441	101,649,789
	~~W~~	457,569,296	6,578,230	742,954	11,233,011	654,044	7,091,352	11,329,427	15,951,370	511,149,684

(*1) Geographical breakdown is the book value, net of unamortized balances and allowance for doubtful accounts.

(*2) These amounts represent financial guarantees and the non-financial guarantees amount to ~~W~~ 10,799,393 million as of December 31, 2020.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector

i) An analysis of concentration by industry sector for financial assets excluding equity securities, net of allowance, as of December 31, 2021 and 2020 is as follows :

		December 31, 2021
Division(*1)		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction	Lodging and Restaurant	Others	Retail customers	Total
Due from banks:
Banks	~~W~~	4,546,076	-	-	-	-	-	-	-	4,546,076
Governments		14,081,418	-	-	-	-	-	-	-	14,081,418
		18,627,494	-	-	-	-	-	-	-	18,627,494
Loans at amortized cost:
Banks		5,587,847	-	-	-	-	-	718,679	-	6,306,526
Retail		-	-	-	-	-	-	-	168,692,407	168,692,407
Residential real estate mortgage loan		-	-	-	-	-	-	-	55,230,898	55,230,898
Others		-	-	-	-	-	-	-	113,461,509	113,461,509
Governments		451,406	-	-	-	-	-	6,332	-	457,738
Corporate		7,766,942	52,080,504	19,613,415	33,491,093	2,827,861	5,797,591	28,719,765	-	150,297,171
Major company		4,302,559	18,614,635	3,704,339	2,367,214	734,533	314,134	7,424,119	-	37,461,533
Small business		1,341,148	33,450,100	15,887,968	27,226,697	1,916,715	5,356,593	18,232,516	-	103,411,737
Special finance		2,123,235	15,721	21,084	3,897,181	176,613	126,861	3,062,944	-	9,423,639
Others		-	48	24	1	-	3	186	-	262
Credit cards		-	-	-	-	-	-	-	179,654	179,654
		13,806,195	52,080,504	19,613,415	33,491,093	2,827,861	5,797,591	29,444,776	168,872,061	325,933,496
Loans at FVTPL
Corporate		368,872	461,752	9,516	2,002	2,537	-	49,481	-	894,160
Major company		368,872	425,282	-	-	2,037	-	34,415	-	830,606
Small business		-	36,470	9,516	2,002	500	-	15,066	-	63,554
	~~W~~	368,872	461,752	9,516	2,002	2,537	-	49,481	-	894,160

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector (continued)

i) An analysis of concentration by industry sector for financial assets excluding equity securities, net of allowance, as of December 31, 2021 and 2020 is as follows (continued):

		December 31, 2021
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction	Lodging and Restaurant	Others	Retail customers	Total
Securities at FVTPL
Debt securities	~~W~~	13,855,973	1,684,706	876,013	416,950	150,377	62,437	6,848,347	-	23,894,803
Gold/silver deposits		83,691	-	-	-	-	-	-	-	83,691
		13,939,664	1,684,706	876,013	416,950	150,377	62,437	6,848,347	-	23,978,494
Securities at FVOCI		23,199,365	2,244,465	345,180	439,424	758,642	18,142	20,579,459	-	47,584,677
Securities at amortized cost		6,597,989	-	-	143,741	140,163	-	14,443,350	-	21,325,243
Off-balance accounts
Guarantees(*2)		655,508	910,289	380,473	118,436	35,801	56,065	3,043,170	466	5,200,208
Loan commitments and other liabilities related credit		15,122,198	24,522,205	8,174,162	2,383,586	1,886,648	308,978	17,035,457	33,724,515	103,157,749
	~~W~~	92,317,285	81,903,921	29,398,759	36,995,232	5,802,029	6,243,213	91,444,040	202,597,042	546,701,521

(*1) Geographical breakdown is the book value, net of unamortized balances and allowance for doubtful accounts.

(*2) These amounts represent financial guarantees and the non-financial guarantees amount to ~~W~~ 11,346,421 million as of December 31, 2021.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector (continued)

i) An analysis of concentration by industry sector for financial assets excluding equity securities, net of allowance, as of December 31, 2021 and 2020 is as follows (continued):

		December 31, 2020
Division(*1)		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction	Lodging and Restaurant	Others	Retail customers	Total
Due from banks:
Banks	~~W~~	3,922,409	-	-	-	-	-	-	-	3,922,409
Governments		21,912,759	-	-	-	-	-	-	-	21,912,759
		25,835,168	-	-	-	-	-	-	-	25,835,168
Loans at amortized cost:
Banks		7,329,252	-	-	-	-	-	360,234	-	7,689,486
Retail		-	-	-	-	-	-	-	154,206,697	154,206,697
Residential real estate mortgage loan		-	-	-	-	-	-	-	51,364,425	51,364,425
Others		-	-	-	-	-	-	-	102,842,272	102,842,272
Governments		2,437,962	-	-	-	-	-	-	-	2,437,962
Corporate		5,756,122	47,242,200	17,184,831	29,882,707	2,660,711	5,750,820	24,933,241	-	133,410,632
Major company		2,459,364	16,608,368	3,319,317	2,400,429	634,151	435,017	6,851,385	-	32,708,031
Small business		1,010,848	30,604,767	13,826,277	24,383,764	1,664,917	5,165,249	15,576,993	-	92,232,815
Special finance		2,285,910	28,956	38,930	3,098,512	361,643	150,554	2,504,471	-	8,468,976
Others		-	109	307	2	-	-	392	-	810
Credit cards		-	-	-	-	-	-	-	159,955	159,955
		15,523,336	47,242,200	17,184,831	29,882,707	2,660,711	5,750,820	25,293,475	154,366,652	297,904,732
Loans at FVTPL
Banks		-	-	-	29,997	-	-	-	-	29,997
Corporate		29,921	629,418	19,210	2,000	3,000	-	130,923	-	814,472
Major company		29,921	558,463	3,500	-	2,000	-	105,943	-	699,827
Small business		-	70,955	15,710	2,000	1,000	-	24,980	-	114,645
	~~W~~	29,921	629,418	19,210	31,997	3,000	-	130,923	-	844,469

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector (continued)

i) An analysis of concentration by industry sector for financial assets excluding equity securities, net of allowance, as of December 31, 2021 and 2020 is as follows (continued):

		December 31, 2020
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction	Lodging and Restaurant	Others	Retail customers	Total
Securities at FVTPL
Debt securities	~~W~~	13,698,499	1,721,830	1,017,087	274,993	158,220	45,169	4,552,398	-	21,468,196
Gold/silver deposits		188,339	-	-	-	-	-	-	-	188,339
		13,886,838	1,721,830	1,017,087	274,993	158,220	45,169	4,552,398	-	21,656,535
Securities at FVOCI		21,669,300	2,026,619	289,113	506,999	640,130	2,611	13,591,724	-	38,726,496
Securities at amortized cost		7,011,794	21,750	-	134,772	120,284	-	12,889,843	-	20,178,443
Off-balance accounts
Guarantees(*2)		908,085	1,130,641	523,003	134,213	86,624	49,504	1,521,694	288	4,354,052
Loan commitments and other liabilities related credit		14,512,157	25,031,260	8,946,769	2,622,242	1,846,391	320,396	15,594,490	32,776,084	101,649,789
	~~W~~	99,376,599	77,803,718	27,980,013	33,587,923	5,515,360	6,168,500	73,574,547	187,143,024	511,149,684

(*1) Geographical breakdown is the book value, net of unamortized balances and allowance for doubtful accounts.

(*2) These amounts represent financial guarantees and the non-financial guarantees amount to ~~W~~ 10,799,393 million as of December 31, 2020.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector (continued)

ii) As of December 31, 2021and 2020, the concentration by industry sector for corporate loans that could be affected by the spread of COVID-19 among the financial instruments is as follows, and the industries that will be affected by the future economic conditions may change significantly:

		December 31, 2021
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	164,904	3,314,684	937,385	219,859	86,241	2,082,545	92,152	6,897,770
Securities at FVTPL		-	-	29,911	-	-	-	2,737	32,648
Securities at FVOCI		114,158	18,142	264,343	-	7,123	10,678	-	414,444
Off-balance accounts		364,351	323,638	2,650,311	20,196	91,622	982,026	37,941	4,470,085
	~~W~~	643,413	3,656,464	3,881,950	240,055	184,986	3,075,249	132,830	11,814,947

		December 31, 2020
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	120,854	3,445,269	685,336	244,036	95,240	1,763,741	112,647	6,467,123
Securities at FVTPL		-	-	3,088	-	-	3,060	-	6,148
Securities at FVOCI		52,878	2,611	224,894	-	6,539	9,797	-	296,719
Off-balance accounts		404,767	289,948	3,058,516	9,630	111,266	938,705	60,171	4,873,003
	~~W~~	578,499	3,737,828	3,971,834	253,666	213,045	2,715,303	172,818	11,642,993

iii) In the case of borrowers classified as Grade 2 and impaired among individual loans subject to lifetime expected credit losses as disclosed in Note 3-1. (e), the effect of COVID-19 may be relatively large. The impact is subject to change, depending on the future economic situation.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk

Market risk is the risk that changes in market price such as interest rates, equity prices, and foreign exchange rates, etc. will affect the Group’s income. Trading position is exposed to the risk such as interest rates, equity prices, foreign exchange rates, etc., and non-trading position is mainly exposed to interest rates. The Group separates and manages its exposure to market risk between trading and non-trading position.

The Group carries out decision-making functions such as policy establishment and setting limits on market risk management by the Risk Policy Committee, and the Risk Engineering Department provides comprehensive market risk management, market risk system management, and Middle Office functions for all operating departments and desks.

The basis of market risk management is limit management to keep the maximum possible loss due to market risk within a certain level. The Risk Policy Committee sets and operates the VaR limit, loss limit, sensitivity limit, investment limit and position limit, and stress loss limit for each operating department and desk. The Risk Engineering department monitors the operation status independently from the operating department. The Group regularly reports to the Risk Policy Committee and Risk Management Committee. In addition, the Fair Value Assurance Council and the Risk Engineering Department conduct a review of the fair value evaluation method and risk assessment before new products (or transactions) in each business unit are conducted, and the risk review of derivatives and structured products is reviewed for risk factors. In addition, the Group supports rational decision-making, such as reviewing investment limits, so that objective analysis and review of risk factors can be conducted in advance.

(a) Market risk management of trading positions

Trading data for foreign exchange, stocks, bonds, and derivatives, which are subject to the measurement of market risks of trading positions, are managed by entering transactions in the front system, and are automatically interfaced with the market risk management system (Risk Watch) to perform daily risk measurement and limit management. Statistical analysis that complements the above risk management process and stress testing is performed regularly in order to manage the impact and loss of rapid economic changes.

i) Measurement method on market risk arising from trading positions

The Group applies historical simulation VaR methodology to each market risk, such as interest rates, stock prices, and exchange rates exposed to trading positions to calculate market risk in a 99% confidence level. VaR is based on a statistical assessment of potential losses to current positions from an adverse market movement. This represents the maximum amount of losses that can be incurred at the level of 99% confidence. Therefore, there is a statistical probability (1.0%) that the actual loss may be greater than the VaR measurement.

The VaR model measures expected losses assuming that the daily position at the measurement point remains and that market movements for the past 10 days from each measurement point will continue in the future.

Limits for each type of market risk are the limits set on market risk within the Bank's total risk limit. It is calculated by multiplying the average 10 days VaR and Stressed VaR for the previous 60 days by the regulatory multiplier and used as a market risk management tool. The Group's VaR limit is set annually by the Risk Management Committee or the Risk Policy Committee, and compliance of each type of limit is monitored on a daily basis. In addition, when the set limit is exceeded, the manager of the operation department reports the excess details, reasons for the excess, and solutions to the group head in charge, and manages the set limit to be reduced to the limit within the next business day.

The quality of the VaR model is continuously monitored by post verification of VaR results, and all post verification results are reported to the Board of Directors.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(a) Market risk management of trading positions (continued)

ii) VaR of trading positions

The Group manages VaR for trading portfolio based on financial statements. The minimum, maximum, average VaR and the VaR for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Average	Maximum	Minimum	Year-end
Interest rate risk	~~W~~	28,749	55,773	17,537	28,030
Equity risk		11,583	21,340	3,850	19,618
Foreign currency risk (*)		159,165	185,514	136,936	161,978
Volatility risk		162	368	29	60
Commodity risk		11	151	-	8
Covariance		(25,023)	(52,611)	(13,207)	(17,470)
	~~W~~	174,646	210,534	145,147	192,222

(*) The Group measured foreign currency risk arising from trading positions and non-trading positions.

		December 31, 2020
		Average	Maximum	Minimum	Year-end
Interest rate risk	~~W~~	41,165	56,950	28,322	42,867
Equity risk		27,077	66,254	7,545	7,893
Foreign currency risk (*)		65,309	83,335	27,668	69,024
Volatility risk		305	1,073	114	138
Commodity risk		13	170	-	1
Covariance		(27,839)	(53,295)	(14,163)	(25,310)
	~~W~~	106,030	154,487	49,486	94,613

(*) The Group measured foreign currency risk arising from trading positions and non-trading positions.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(b) Market risk management of non-trading positions

The most critical market risk that arises from non-trading position is the interest rate risk. Accordingly, the Group measures and manages market risk for non-trading position by taking into account effects of interest rate changes on both its net asset value and income.

The Group carries out decision-making functions such as establishing policies and setting detailed limits on interest rate risk management by the Risk Policy Committee, and within these principles and limits, management departments by account, such as overseas branches, subsidiaries, and finance departments, trust headquarters, and general finance departments, primarily recognize and manage interest rate risk. The Risk Management Department and the Risk Engineering Department support the Risk Policy Committee's decision on interest rate risk, monitor whether the interest rate risk limit is exceeded, and evaluate and manage the overall interest rate risk.

The Group measures and manages interest rate risk using various analysis methods such as interest rate gap, duration gap, and scenario-based NII (Net Interest Income) simulation through the Asset Liability Management (ALM) system. Interest rate VaR and interest rate EaR (Earnings at Risk) and interest rate gap ratios are set and monitored monthly. In addition, stress testing evaluates the impact on interest rate risk in various crisis situations.

i) Measurement method on market risk arising from non-trading positions

The Group calculates and manages the amount of change in economic value of equity (interest rate VaR) and the maximum expected interest loss (interest rate EaR) over the next year on the application of the IRRBB Standard Method interest rate scenario provided by the Bank for International Settlements (“BIS”). It also manages the risk of interest rate market risk by reflecting the customer behavior ratio based on IRRBB standard method.

In order to calculate the interest rate risk, the Group uses the six scenarios defined by the Basel Committee, 1) Parallel shock increases, 2) Parallel shock decreases, 3) Shock stiffener, 4) Shock plattner, 5) short-term interest rate increases, and 6) short-term interest rate decreases. Based on the six scenarios, the changes in economic value of equity are measured to calculate the maximum loss (VaR: Value at Risk) and the changes in net interest income are measured to calculate the maximum expected changes of profit or loss (EaR: Earning at Risk) based on the two scenarios (parallel shock increases and decreases).

ii) Interest rate VaR and EaR for non-trading positions

Interest rate VaR (maximum expected loss among △EVE) and EaR (maximum expected changes in profit of loss among △ NII) for non-trading positions which are measured by the IRRBB standard methodology provided by BIS as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Interest rate VaR	~~W~~	774,352	468,327
Interest rate EaR		96,145	115,221

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(c) Foreign exchange risk

The Group manages foreign currency risk based on general positions which includes all spot and future foreign currency positions, etc. The Risk Policy Committee oversees the Group’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position. The Group’s foreign exchange position is centralized at the S&T Center. Dealers in the S&T Center manages the Group’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. The Group’s foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), Euro (EUR) and Chinese yuan (CNY). Other foreign currencies are limitedly traded.

Assets and liabilities denominated in foreign currencies as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		USD	JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	~~W~~	3,434,912	1,789,019	385,508	665,105	3,157,314	9,431,858
Securities at FVTPL		1,261,781	13,108	245,151	-	100,632	1,620,672
Derivative assets		244,776	1	3,861	314	29,771	278,723
Loans at amortized cost		23,816,176	9,901,710	975,680	5,090,928	9,469,792	49,254,286
Securities at FVOCI		3,769,503	162,023	25,094	397,010	701,480	5,055,110
Securities at amortized cost		94,817	241,232	-	80,133	1,225,443	1,641,625
Other financial assets		3,758,677	242,919	322,078	173,906	881,139	5,378,719
		36,380,642	12,350,012	1,957,372	6,407,396	15,565,571	72,660,993

Liabilities
Deposits		19,144,174	10,629,572	1,362,516	4,791,459	9,776,547	45,704,268
Financial liabilities at FVTPL		-	-	-	-	581,458	581,458
Derivative liabilities		142,589	356	6,825	44	11,418	161,232
Borrowings		6,159,456	938,816	181,027	463,098	702,980	8,445,377
Debt securities issued		5,113,057	137,022	671,170	-	687,112	6,608,361
Other financial liabilities		3,123,788	116,544	195,387	551,976	1,088,305	5,076,000
		33,683,064	11,822,310	2,416,925	5,806,577	12,847,820	66,576,696

Net assets (liabilities)		2,697,578	527,702	(459,553)	600,819	2,717,751	6,084,297

Off balance sheet items
Derivative exposures		(2,054,852)	3,669	499,528	(93,505)	(1,028,457)	(2,673,617)
Net position	~~W~~	642,726	531,371	39,975	507,314	1,689,294	3,410,680

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(c) Foreign exchange risk (continued)

Assets and liabilities denominated in foreign currencies as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		USD	JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	~~W~~	3,170,604	1,925,186	219,847	775,135	2,599,958	8,690,730
Securities at FVTPL		751,502	-	145,273	-	240,169	1,136,944
Derivative assets		378,296	4	6,406	1,034	60,792	446,532
Loans at amortized cost		20,342,621	9,073,866	1,296,284	4,130,855	8,458,104	43,301,730
Securities at FVOCI		3,080,206	149,718	-	460,681	665,891	4,356,496
Securities at amortized cost		124,989	240,619	-	45,151	993,581	1,404,340
Other financial assets		1,719,878	284,695	137,576	336,325	517,407	2,995,881
		29,568,096	11,674,088	1,805,386	5,749,181	13,535,902	62,332,653

Liabilities
Deposits		16,772,364	10,124,013	981,873	4,631,563	8,409,825	40,919,638
Financial liabilities at FVTPL		-	-	-	-	539,564	539,564
Derivative liabilities		230,488	564	7,673	821	6,100	245,646
Borrowings		6,110,718	806,285	306,829	163,454	537,067	7,924,353
Debt securities issued		4,770,687	87,504	669,120	-	1,205,976	6,733,287
Other financial liabilities		2,873,697	123,510	250,428	564,623	819,290	4,631,548
		30,757,954	11,141,876	2,215,923	5,360,461	11,517,822	60,994,036

Net assets (liabilities)		(1,189,858)	532,212	(410,537)	388,720	2,018,080	1,338,617

Off balance sheet items
Derivative exposures		1,257,770	(90,712)	417,055	30,032	(204,516)	1,409,629
Net position	~~W~~	67,912	441,500	6,518	418,752	1,813,564	2,748,246

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(d) Interest rate risk management (continued)

The Group closely is monitoring the output and market of various industrial working groups that manage the transition to new interest rate indicators. It includes announcements made by LIBOR regulators.

Regulators have made it clear that they will not persuade or force banks to submit LIBOR by the end of 2021. In response to this announcement, the Group has established an LIBOR-related response plan consisting of job flows such as risk management, accounting, tax, law, computerization, and customer management. The plan is dedicated to the Chief Financial Officer (CFO) and important matters are reported to the Board of Directors. The purpose of the plan is to identify the impact and risks associated with reforming interest rate indicators within the business, and prepare and implement action plans to facilitate the transition to alternative indicator interest rates. The Group aims to close its response plan in accordance with the guidelines of the regulators.

The financial instruments that have not been converted to replaced interest rate benchmark among the LIBOR interest rates as of December 31, 2021 are as follows :

i) Non-derivative financial assets

		Carrying amount
		USD LIBOR(*2)	JPY LIBOR	EUR LIBOR	Other LIBOR
Due from banks and loans at amortized cost:
Loans	~~W~~	2,757,117	207,660	49,642	122,104
Securities at fair value through other comprehensive income:
Financial institution bonds		167,167	-	-	-
Corporate bonds and others		281,949	-	-	-
	~~W~~	449,116	-	-	-

Commitments and financial guarantee contracts	~~W~~	203,167	39,148	5,530	13,853

(*1) The commitments and guarantee contracts are in nominal amount.

(*2) The instruments that will be matured before the end of June 2023 are excluded.

ii) Non-derivative financial liabilities

		Carrying amount
		USD LIBOR(*1)	JPY LIBOR	EUR LIBOR	Other LIBOR
Financial liabilities at amortized cost:
Deposits	~~W~~	200,000	-	-	-
Borrowings		347,420	-	-	-
Debt securities issued		745,680	-	-	-
	~~W~~	1,293,100	-	-	-

(*1) The instruments that will be matured before the end of June 2023 are excluded.

iii) Derivative

		Nominal amount
		USD LIBOR(*1)	JPY LIBOR	EUR LIBOR	Other LIBOR
Trading:
Interest rates related	~~W~~	9,350,752	-	-	-
Foreign currency related		10,900,844	-	-	-
	~~W~~	20,251,597	-	-	-
Hedge:
Interest rates related	~~W~~	4,150,155	-	-	-

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

(*1) The instruments that will be matured before the end of June 2023 are excluded.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-3. Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Risk Policy Committee is responsible for establishing policies and setting the limits related to liquidity risk management. The Risk Management Department evaluates and manages the Group’s overall liquidity risk and monitors compliance of all operating subsidiaries and foreign branches with limits on a daily basis.

The Group applies the following basic principles for liquidity risk management:

-raise funding in sufficient amounts at the optimal time and reasonable costs;

-maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

-secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

-monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement of financial obligations due under both normal and crisis situations;

-conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

-consider liquidity-related costs, benefits and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Group uses various analysis methods such as liquidity gap, liquidity ratio, loan-deposit ratio, and real liquidity gap reflecting the customer behavior model through the ALM system, while managing its liquidity risks on won and foreign currency through various indices including risk limits, early warning index, and monitoring index. Demand deposits, in analysing the maturity structures of assets and liabilities, can be classified as short-term because they can be withdrawn whenever a customer requests; however, considering customers’ behaviors that usually maintain an average balance of a certain percentage, non-core deposits are classified to be short-term.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Financial risk management (continued)

3-3. Liquidity risk (continued)

(a) Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets
Cash and due from banks	~~W~~	21,773,819	619,144	219,595	164,920	21,691	-	22,799,169
Securities at FVTPL		24,173,996	-	-	-	-	-	24,173,996
Derivative assets		2,855,430	20,039	24,489	40,424	236,954	68,034	3,245,370
Loans at amortized cost		19,895,840	36,075,398	49,131,402	78,881,560	107,024,001	69,216,722	360,224,923
Loans at FVTPL		170,018	627,523	61,516	5,412	30,879	-	895,348
Securities at FVOCI		45,694,452	152,534	91,467	629,642	1,235,743	570,509	48,374,347
Securities at amortized cost		457,818	2,390,619	1,771,729	2,488,410	13,823,888	1,958,275	22,890,739
Other financial assets		15,411,633	-	-	85,473	-	1,216,529	16,713,635
	~~W~~	130,433,006	39,885,257	51,300,198	82,295,841	122,373,156	73,030,069	499,317,527
Liabilities
Deposits	~~W~~	207,119,058	35,114,100	39,843,687	57,220,414	16,498,694	2,558,925	358,354,878
Financial liabilities at FVTPL		583,662	-	-	-	-	-	583,662
Derivative liabilities		2,606,678	1,112	1,634	3,263	24,263	15,456	2,652,406
Borrowings		6,716,098	2,995,267	2,659,514	3,508,647	4,172,764	1,095,108	21,147,398
Debt securities issued		1,278,754	5,874,261	4,597,641	11,866,979	12,687,232	2,898,559	39,203,426
Other financial liabilities		18,573,525	29,332	39,412	152,636	205,852	46,052	19,046,809
	~~W~~	236,877,775	44,014,072	47,141,888	72,751,939	33,588,805	6,614,100	440,988,579

These amounts include cash flows of principal and interest on financial assets and financial liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial instruments at FVTPL that can be disposed of immediately and financial assets at FVOCI except for assets restricted for sale for certain periods are included in 1 month or less.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3. Financial risk management (continued)

3-3. Liquidity risk (continued)

(a)	Contractual maturities for financial instruments (continued)

Contractual maturities for financial assets and financial liabilities as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets
Cash and due from banks	~~W~~	26,422,852	648,748	439,019	79,497	-	-	27,590,116
Securities at FVTPL		20,438,780	854,609	40,079	489,995	-	-	21,823,463
Derivative assets		4,257,624	21,546	27,666	44,331	223,557	104,837	4,679,561
Loans at amortized cost		18,764,297	29,494,594	43,946,379	72,715,076	99,190,870	63,180,615	327,291,831
Loans at FVTPL		30,172	679,683	9,113	44,836	86,158	-	849,962
Securities at FVOCI		36,417,376	-	-	-	-	3,040,211	39,457,587
Securities at amortized cost		359,594	1,939,294	1,067,916	1,697,558	15,845,944	747,736	21,658,042
Other financial assets		7,363,443	-	-	118,145	-	1,174,877	8,656,465
	~~W~~	114,054,138	33,638,474	45,530,172	75,189,438	115,346,529	68,248,276	452,007,027
Liabilities
Deposits	~~W~~	182,662,437	27,381,301	35,646,330	58,227,019	14,195,311	2,317,691	320,430,089
Financial liabilities at FVTPL		510,074	794	7,042	2,785	18,870	-	539,565
Derivative liabilities		4,063,760	375	556	1,155	5,737	3,734	4,075,317
Borrowings		7,449,384	2,686,413	1,876,456	3,506,230	4,134,062	1,101,088	20,753,633
Debt securities issued		2,805,235	4,532,264	2,378,669	7,201,949	16,115,914	3,123,820	36,157,851
Other financial liabilities		17,836,543	32,080	43,413	166,531	220,827	41,163	18,340,557
	~~W~~	215,327,433	34,633,227	39,952,466	69,105,669	34,690,721	6,587,496	400,297,012

These amounts include cash flows of principal and interest on financial assets and financial liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial instruments at FVTPL that can be disposed of immediately and financial assets at FVOCI except for assets restricted for sale for certain periods are included in 1 month or less.

(b) Contractual maturities for off balance sheet items

Financial guarantees such as financial guarantee contracts, loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests for the payment.

Off-balance sheet items as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Financial guarantee contracts	~~W~~	5,200,208	4,354,052
Loan commitments and others		103,157,749	101,649,789
	~~W~~	108,357,957	106,003,841

(*) These amounts represent financial guarantees and the non-financial guarantees amount to ~~W~~ 11,346,421 million and ~~W~~ 10,799,393 million as of December 31, 2021 and 2020, respectively.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.Financial risk management (continued)

3-4. Measurement of fair value

The fair value which the Group primarily uses for measurement of financial instruments are the published price quotations in an active market which are based on the market prices or the dealer price quotations of financial instruments traded in an active market where available, which is the best evidence of fair value.

If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service. The Group uses diverse valuation techniques under reasonable assumptions which are based on the inputs observable in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.  For example, the fair value for interest swaps is the present value of estimated future cash flows, and fair value for foreign exchange forwards contracts is measured by using the published forward exchange rate at the end of each reporting period.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

(i)  Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.

(ii)  Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

(iii) Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value

i) The table below analyses financial instruments measured at the fair value as of December 31, 2021 and 2020 by the level in the fair value hierarchy into which the fair value measurement is categorized:

		December 31, 2021
		Level 1	Level 2	Level 3	Total
Financial assets
Loans at FVTPL:
Loans	~~W~~	-	787,163	106,997	894,160
Securities at FVTPL:
Debt securities		1,114,960	19,671,048	3,108,794	23,894,802
Equity securities		72,683	-	122,820	195,503
Gold/silver deposits		83,691	-	-	83,691
		1,271,334	19,671,048	3,231,614	24,173,996
Derivative assets:
Trading		164	2,843,706	860	2,844,730
Hedging		-	156,710	-	156,710
		164	3,000,416	860	3,001,440
Securities at FVOCI:
Debt securities		17,038,663	30,546,014	-	47,584,677
Equity securities		257,914	-	458,229	716,143
		17,296,577	30,546,014	458,229	48,300,820
	~~W~~	18,568,075	54,004,641	3,797,700	76,370,416
Financial liabilities
Financial liabilities at FVTPL:
Securities	~~W~~	2,204	-	-	2,204
Gold/silver deposits		581,458	-	-	581,458
		583,662	-	-	583,662
Derivative liabilities:
Trading		650	2,604,599	849	2,606,098
Hedging		-	63,667	182,748	246,415
		650	2,668,266	183,597	2,852,513
	~~W~~	584,312	2,668,266	183,597	3,436,175

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

i) The table below analyses financial instruments measured at the fair value as of December 31, 2021 and 2020 by the level in the fair value hierarchy into which the fair value measurement is categorized (continued):

		December 31, 2020
		Level 1	Level 2	Level 3	Total
Financial assets
Loans at FVTPL:
Loans	~~W~~	-	708,111	136,358	844,469
Securities at FVTPL:
Debt securities		1,039,518	18,015,613	2,413,065	21,468,196
Equity securities		58,404	-	104,342	162,746
Gold/silver deposits		188,338	-	-	188,338
		1,286,260	18,015,613	2,517,407	21,819,280
Derivative assets:
Trading		5	4,242,853	2,228	4,245,086
Hedging		-	329,680	794	330,474
		5	4,572,533	3,022	4,575,560
Securities at FVOCI:
Debt securities		9,145,290	29,581,206	-	38,726,496
Equity securities		171,614	-	461,556	633,170
		9,316,904	29,581,206	461,556	39,359,666
	~~W~~	10,603,169	52,877,463	3,118,343	66,598,975
Financial liabilities
Financial liabilities at FVTPL:
Gold/silver deposits	~~W~~	539,564	-	-	539,564
Derivative liabilities:
Trading		-	4,059,438	4,087	4,063,525
Hedging		-	28,350	102,819	131,169
		-	4,087,788	106,906	4,194,694
	~~W~~	539,564	4,087,788	106,906	4,734,258

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

ii) There is no transfer between level 1 and level 2 for the years ended December 31, 2021 and 2020.

iii) Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Loans at FVTPL	Securities at FVTPL	Securities at FVOCI	Derivative assets	Derivative liabilities	Total
Beginning balance	~~W~~	136,358	2,517,407	461,556	3,022	(106,906)	3,011,437
Total gain or loss:
Recognized in profit or loss (*1)		6,364	125,149	-	(1,448)	(79,562)	50,503
Recognized in other comprehensive income		-	-	(4,625)	-	-	(4,625)
Purchases/issues		25,000	1,198,102	1,538	400	(597)	1,224,443
Settlements		(60,725)	(674,198)	(240)	(1,070)	3,457	(732,776)
Transfers into level 3(*2)		-	139,467	-	33	-	139,500
Transfers from level 3(*2)		-	(74,313)	-	(77)	11	(74,379)
Ending balance	~~W~~	106,997	3,231,614	458,229	860	(183,597)	3,614,103

		December 31, 2020
		Loans at FVTPL	Securities at FVTPL	Securities at FVOCI	Derivative assets	Derivative liabilities	Total
Beginning balance	~~W~~	182,545	2,010,725	412,093	7,233	(193,990)	2,418,606
Total gain or loss:
Recognized in profit or loss (*1)		2,303	92,107	-	(2,660)	84,861	176,611
Recognized in other comprehensive income		-	-	(11,061)	-	-	(11,061)
Purchases/issues		-	1,070,064	60,538	1,170	(1,238)	1,130,534
Settlements		(48,490)	(655,489)	(14)	(3,367)	3,461	(703,899)
Transfers into level 3(*2)		-	-	-	625	-	625
Transfers from level 3(*2)		-	-	-	21	-	21
Ending balance	~~W~~	136,358	2,517,407	461,556	3,022	(106,906)	3,011,437

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

(*1) Gains or losses among the changes in level 3 of the fair value hierarchy and gains or losses related to financial instruments that the Group held as of December 31, 2021 and 2020 are presented in the statements of comprehensive income as follows:

		December 31, 2021		December 31, 2020
		Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the period	Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year
Net gain on financial assets at FVTPL	~~W~~	131,227	123,645	91,662	91,863
Net other operating revenue		(80,724)	(83,669)	84,949	19,065
	~~W~~	50,503	39,976	176,611	110,928

(*2) These financial instruments are transferred into or out of level 3 as the availability of observable market data has changed. The Group recognized transfers between levels of the fair value hierarchy at the end of the reporting period during which the event or the change in circumstances that caused the transfer has occurred.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments

ⓐ Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2021 and 2020 are as follows:

	December 31, 2021
	Type of financial instruments		Book value	Valuation techniques	Inputs
Financial assets
Loans at FVTPL		~~W~~	787,163	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		19,671,048	Discounted cash flow, Net asset value model	Discount rate, price of underlying assets; such as securities and bonds
Derivative assets	Trading		2,843,706	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		156,710
			3,000,416
Securities at FVOCI	Debt securities		30,546,014	Discounted cash flow	Discount rate
		~~W~~	54,004,641
Financial liabilities
Derivative liabilities	Trading	~~W~~	2,604,599	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		63,667
		~~W~~	2,668,266

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments

ⓐ Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2021 and 2020 are as follows (continued):

	December 31, 2020
	Type of financial instruments		Book value	Valuation techniques	Inputs
Financial assets
Loans at FVTPL		~~W~~	708,111	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		18,015,613	Discounted cash flow Net asset value model	Discount rate, price of underlying assets; such as securities and bonds
Derivative assets	Trading		4,242,853	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		329,680
			4,572,533
Securities at FVOCI	Debt securities		29,581,206	Discounted cash flow	Discount rate
		~~W~~	52,877,463
Financial liabilities
Derivative liabilities	Trading	~~W~~	4,059,438	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		28,350
		~~W~~	4,087,788

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓑ The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2021 and 2020, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows:

December 31, 2021
	Valuation technique	Type of financial instrument		Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value

Financial assets
Loans at FVTPL	Option model (*1)	Loans	~~W~~	106,997	Volatility of underlying assets, Discount rate	Volatility of underlying assets	17.89%~41.5%	The higher the volatility, the higher the fair value
Securities at FVTPL	Net asset value method, Option model(*1)	Debt securities		3,108,794	Volatility of underlying assets, Discount rate, Correlation coefficient	Volatility of underlying assets, Correlation coefficient	19.48%~41.5% 23.17%~58.47%	The higher the volatility, the higher the fair value, The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
	Discounted cash flow, Comparable company analysis	Equity securities		122,820	Discount rate, Terminal growth rate, Stock price	Discount rate, Terminal growth rate	5.45%~16.35% 1.00%	Fair value increases as discount rate decreases, Fair value increases as growth rate increases
				3,231,614

Derivative assets	Option model (*2)	Equity and foreign exchanged related		785	Volatility of underlying assets, Price of underlying assets Exchange rate	Volatility of underlying assets	2.29%~21.7%	The higher the volatility, the higher the fair value
	Discounted cash flow	Interest rates related		75	Discount rate	Discount rate	1.11%~1.83%	Fair value increases as discount rate decreases

				860
Securities at FVOCI	Net asset value method, Discounted cash flow, Comparable company analysis, Option model (*1)	Equity securities		458,229	Volatility of underlying assets, Discount rate Terminal growth rate, Stock price	Volatility of underlying assets, Discount rate, Terminal growth rate	25.49% 9.8%~22.79% 0%~1.00%	The higher the volatility, the higher the fair value, Fair value increases as discount rate decreases, Fair value increases as growth rate increases

			~~W~~	3,797,700

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓑ The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2021 and 2020, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows (continued):

December 31, 2021
	Valuation technique	Type of financial instrument		Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial liabilities
Derivative assets	Option model (*2)	Equity and foreign exchanged related	~~W~~	849	Volatility of underlying assets, Price of underlying assets Exchange rate	Volatility of underlying assets	2.29%~21.7%	The higher the volatility, the higher the fair value
	Option model (*2)	Interest rates related		182,748	Volatility of underlying assets Regression coefficient, Correlation Coefficient, Interest rate	Volatility of underlying assets Regression coefficient, Correlation Coefficient	0.46%~0.78% 0.0024%~0.539% 38.06%~90.34%	The higher the volatility, the higher the fair value, The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
			~~W~~	183,597

(*1) The Group uses binomial tree and LSMC option model.

(*2) Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model,

Depending on the type of product, methods such as Monte Carlo simulation are applied to some products.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓑ The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2021 and 2020, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows (continued):

December 31, 2020
	Valuation technique	Type of financial instrument		Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value

Financial assets
Loans at FVTPL	Option model (*1)	Loans	~~W~~	136,358	Volatility of underlying assets, Discount rate	Volatility of underlying assets	17.61%~45.68%	The higher the volatility, the higher the fair value
Securities at FVTPL	Net asset value method, Option model(*1)(*2)	Debt securities		2,413,065	Volatility of underlying assets, Discount rate, Correlation coefficient	Volatility of underlying assets, Correlation coefficient	18.99%~27.54% 13.84%~100.00%	The higher the volatility, the higher the fair value, The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
	Discounted cash flow, Comparable company analysis	Equity securities		104,342	Discount rate, Terminal growth rate, Stock price	Discount rate, Terminal growth rate	5.83%~16.87% 1.00%	Fair value increases as discount rate decreases, Fair value increases as growth rate increases
				2,517,407

Derivative assets	Option model (*2)	Equity and foreign exchanged related		1,144	Volatility of underlying assets, Price of underlying assets Exchange rate	Volatility of underlying assets	4.30%~8.46%	The higher the volatility, the higher the fair value
	Option model (*2)	Interest rates related		1,878	Volatility of underlying assets Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets Regression coefficient, Correlation coefficient	0.47%~0.62% 0.30%~0.58% 47.82%~90.34%	The higher the volatility, the higher the fair value, The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients

				3,022
Securities at FVOCI	Net asset value method, Discounted cash flow, Option model (*1), Comparable company analysis	Equity securities		461,556	Volatility of underlying assets, Discount rate Terminal growth rate, Stock price	Volatility of underlying assets, Discount rate, Terminal growth rate	22.11% 8.94%~19.05% 1.00%	The higher the volatility, the higher the fair value, Fair value increases as discount rate decreases, Fair value increases as growth rate increases

			~~W~~	3,118,343

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

ⓑ The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2021 and 2020, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows (continued):

December 31, 2020
	Valuation technique	Type of financial instrument		Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial liabilities
Derivative assets	Option model (*2)	Equity and foreign exchanged related	~~W~~	4,087	Volatility of underlying assets, exchange rate	Volatility of underlying assets	4.30%~29.32%	The higher the volatility, the higher the fair value
	Option model (*2)	Interest rates related		102,819	Volatility of underlying assets Regression coefficient, Correlation Coefficient, Interest rate	Volatility of underlying assets Regression coefficient, Correlation Coefficient	0.47%~0.62% 0.30%~0.63% 20.13%~90.34%	The higher the volatility, the higher the fair value, The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
			~~W~~	106,906

(*1) The Group uses binomial tree and LSMC option model.

(*2) Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model,

depending on the type of product, methods such as Monte Carlo simulation are applied to some products.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2021 and 2020 are as follows:

			December 31, 2021
Type of financial instrument			Profit (loss) for the year		Other comprehensive income (loss) for the year
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Loans at FVTPL (*1)		~~W~~	3,556	(3,238)	-	-
Securities at FVTPL	Debt securities (*2)		3,261	(2,922)	-	-
	Equity securities (*3)		3,462	(2,775)	-	-
Derivative assets (*2)	Equity and foreign exchange related		61	(61)	-	-
Securities at FVOCI (*3)	Equity securities		-	-	15,359	(11,009)
		~~W~~	10,340	(8,996)	15,359	(11,009)
Derivative liabilities (*2)	Equity and foreign exchange related	~~W~~	71	(71)	-	-
	Interest rates related		7,154	(6,983)	-	-
		~~W~~	7,225	(7,054)	-	-

(*1) ~~W~~3,372,388 million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.

(*2) Based on 10% of increase or decrease in volatility of underlying assets or correlation coefficient

(*3) Based on changes in growth rate (-0.5%%~0.5%) and discount rate (-1%p~1%p).

			December 31, 2020
Type of financial instrument			Profit (loss) for the year		Other comprehensive income (loss) for the year
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Loans at FVTPL (*1)		~~W~~	3,567	(2,764)	-	-
Securities at FVTPL	Debt securities (*2)		836	(948)	-	-
	Equity securities (*3)		5,717	(3,991)	-	-
Derivative assets (*2)	Equity and foreign exchange related		78	(75)	-	-
	Interest rates related		18	(33)	-	-
Securities at FVOCI (*3)	Equity securities		-	-	11,043	(7,460)
		~~W~~	10,216	(7,811)	11,043	(7,460)
Derivative liabilities (*2)	Equity and foreign exchange related	~~W~~	75	(78)	-	-
	Interest rates related		3,841	(5,163)	-	-
		~~W~~	3,916	(5,241)	-	-

(*1) ~~W~~2,612,171 million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.

(*2) Based on 10% of increase or decrease in volatility of underlying assets or correlation coefficient.

(*3) Based on changes in growth rate (-0.5%%~0.5%) and discount rate (-1%p~1%p).

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost

Type	Measurement methods of fair value
Cash and due from banks

The book value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument.  Therefore, the book value for deposits approximates fair value.

Loans at amortized cost	The fair value of loans at amortized cost is measured by discounting the expected cash flows anticipated to be received at the market interest rate, credit risk of a borrower, etc.
Securities at amortized cost

An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings

The book amount and the fair value for demand deposits, cash management account deposits, call money and bonds sold under repurchase agreements as short-term instruments are identical. The fair value of others is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Debt securities issued	An external professional evaluation agency is used to calculate the valuation amount using the market information, and the fair value is calculated using DCF model.
Other financial assets and financial liabilities

The book value is used as a fair value for short-term and transitional accounts such as spot exchange, unpaid/uncollected domestic exchange settlements, and the fair value, the present value of the contractual cash flow discounted at the market interest rate taking the residual risk into account, is calculated for the rest of other financial assets and liabilities.

i) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Book value
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	~~W~~	4,152,633	-	-	4,152,633	4,152,633
Due from banks		18,643,824	-	(16,330)	18,627,494	18,627,494
Loans at amortized cost:
Household loans		145,292,774	429,557	(290,324)	145,432,007	145,561,105
Corporate loans		174,254,361	112,977	(1,354,024)	173,013,314	173,734,561
Public and other loans		3,387,086	1,553	(19,907)	3,368,732	3,386,347
Loans to bank		3,945,222	-	(5,434)	3,939,788	3,935,286
Credit card receivables		186,383	-	(6,728)	179,655	185,879
Securities at amortized cost:
Government bonds		14,230,156	-	(1,924)	14,228,232	14,253,646
Financial institutions bonds		2,127,050	-	(3,135)	2,123,915	2,118,835
Corporate bonds and others		4,683,714	-	(4,464)	4,679,250	4,649,328
Others		293,846	-	-	293,846	293,847
Other financial assets		16,713,635	(23,111)	(160,976)	16,529,548	16,679,028
	~~W~~	387,910,684	520,976	(1,863,246)	386,568,414	387,577,989
Liabilities
Deposits:
Demand deposits	~~W~~	171,079,697	-	-	171,079,697	171,079,697
Time deposits		156,376,199	-	-	156,376,199	156,174,192
Negotiable certificates of deposits		16,399,604	-	-	16,399,604	16,429,973
Note discount deposits		5,818,001	-	-	5,818,001	5,817,844
CMA		5,246,478	-	-	5,246,478	5,246,478
Others		17,645	-	-	17,645	17,646
Borrowings:
Call money		1,444,111	-	-	1,444,111	1,444,111
Bill sold		9,032	-	-	9,032	9,019
Bonds sold under repurchase agreements		82,578	-	-	82,578	82,578
Borrowings		19,426,611	(93)	-	19,426,518	19,387,203
Debt securities issued:
Debt securities issued in Korean won		31,059,362	(14,726)	-	31,044,636	31,045,014
Debt securities issued in foreign currencies		6,608,361	(27,258)	-	6,581,103	6,760,657
Other financial liabilities		20,307,903	(10,889)	-	20,297,014	20,289,446
	~~W~~	433,875,582	(52,966)	-	433,822,616	433,783,858

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Book value
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	~~W~~	1,740,580	-	-	1,740,580	1,740,580
Due from banks		25,844,898	-	(9,730)	25,835,168	25,835,168
Loans at amortized cost:
Household loans		134,280,139	405,357	(305,481)	134,380,015	135,122,473
Corporate loans		155,510,472	92,855	(1,350,814)	154,252,513	155,360,036
Public and other loans		3,594,089	2,179	(22,458)	3,573,810	3,599,911
Loans to bank		5,543,433	-	(5,002)	5,538,431	5,546,519
Credit card receivables		164,772	-	(4,809)	159,963	164,450
Securities at amortized cost:
Government bonds		12,666,798	-	(1,061)	12,665,737	12,982,255
Financial institutions bonds		2,497,053	-	(2,471)	2,494,582	2,506,088
Corporate bonds and others		4,786,029	-	(2,468)	4,783,561	4,844,584
Others		234,563	-	-	234,563	234,563
Other financial assets		11,200,134	(24,493)	(22,474)	11,153,167	11,170,755
	~~W~~	358,062,960	475,898	(1,726,768)	356,812,090	359,107,382
Liabilities
Deposits:
Demand deposits	~~W~~	148,121,849	-	-	148,121,849	148,121,849
Time deposits		153,239,413	-	-	153,239,413	153,320,673
Negotiable certificates of deposits		5,942,309	-	-	5,942,309	5,960,735
Note discount deposits		6,226,937	-	-	6,226,937	6,226,855
CMA		4,006,319	-	-	4,006,319	4,006,319
Others		18,765	-	-	18,765	18,765
Borrowings:
Call money		1,655,042	-	-	1,655,042	1,655,042
Bill sold		10,706	-	-	10,706	10,696
Bonds sold under repurchase agreements		159,432	-	-	159,432	159,432
Borrowings		18,730,207	(405)	-	18,729,802	18,776,971
Debt securities issued:
Debt securities issued in Korean won		27,826,563	(14,599)	-	27,811,964	28,064,172
Debt securities issued in foreign currencies		6,733,287	(28,946)	-	6,704,341	6,812,328
Other financial liabilities		21,794,843	(13,919)	-	21,780,924	21,781,875
	~~W~~	394,465,672	(57,869)	-	394,407,803	394,915,712

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) The financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the consolidated statement of financial position as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Level 1	Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	~~W~~	4,152,633	-	-	4,152,633
Due from banks		-	18,627,494	-	18,627,494
Loans at amortized cost:
Household loans		-	-	145,561,105	145,561,105
Corporate loans		-	-	173,734,561	173,734,561
Public and other loans		-	-	3,386,347	3,386,347
Loans to bank		-	2,494,948	1,440,338	3,935,286
Credit card receivables		-	-	185,879	185,879
Securities at amortized cost:
Government bonds		2,983,626	11,270,020	-	14,253,646
Financial institutions bonds		698,105	1,420,730	-	2,118,835
Corporate bonds and others		-	4,649,328	-	4,649,328
Others		-	293,847	-	293,847
Other financial assets		-	13,822,118	2,856,910	16,679,028
	~~W~~	7,834,364	52,578,485	327,165,140	387,577,989
Liabilities
Deposits:
Demand deposits	~~W~~	-	171,079,697	-	171,079,697
Time deposits		-	-	156,174,192	156,174,192
Negotiable certificates of deposits		-	-	16,429,973	16,429,973
Note discount deposits		-	-	5,817,844	5,817,844
CMA		-	5,246,478	-	5,246,478
Others		-	-	17,646	17,646
Borrowings:
Call money		-	1,444,111	-	1,444,111
Bill sold		-	-	9,019	9,019
Bonds sold under repurchase agreements		-	-	82,578	82,578
Borrowings		-	-	19,387,203	19,387,203
Debt securities issued:
Debt securities issued in Korean won		-	29,876,372	1,168,642	31,045,014
Debt securities issued in foreign currencies		-	6,760,657	-	6,760,657
Other financial liabilities		-	8,982,082	11,307,364	20,289,446
	~~W~~	-	223,389,397	210,394,461	433,783,858

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) The financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the consolidated statement of financial position as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Level 1	Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	~~W~~	1,740,580	-	-	1,740,580
Due from banks		-	25,835,168	-	25,835,168
Loans at amortized cost:
Household loans		-	-	135,122,473	135,122,473
Corporate loans		-	-	155,360,036	155,360,036
Public and other loans		-	-	3,599,911	3,599,911
Loans to bank		-	2,238,553	3,307,966	5,546,519
Credit card receivables		-	-	164,450	164,450
Securities at amortized cost:
Government bonds		1,794,939	11,187,316	-	12,982,255
Financial institutions bonds		1,070,220	1,435,868	-	2,506,088
Corporate bonds and others		-	4,844,584	-	4,844,584
Others		-	234,563	-	234,563
Other financial assets		-	8,444,766	2,725,989	11,170,755
	~~W~~	4,605,739	54,220,818	300,280,825	359,107,382
Liabilities
Deposits:
Demand deposits	~~W~~	-	148,121,849	-	148,121,849
Time deposits		-	-	153,320,673	153,320,673
Negotiable certificates of deposits		-	-	5,960,735	5,960,735
Note discount deposits		-	-	6,226,855	6,226,855
CMA		-	4,006,319	-	4,006,319
Others		-	-	18,765	18,765
Borrowings:
Call money		-	1,655,042	-	1,655,042
Bill sold		-	-	10,696	10,696
Bonds sold under repurchase agreements		-	-	159,432	159,432
Borrowings		-	-	18,776,971	18,776,971
Debt securities issued:
Debt securities issued in Korean won		-	26,518,290	1,545,882	28,064,172
Debt securities issued in foreign currencies		-	6,812,328	-	6,812,328
Other financial liabilities		-	10,128,593	11,653,282	21,781,875
	~~W~~	-	197,242,421	197,673,291	394,915,712

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2021 and 2020 are as follows:

	December 31, 2021
Level	Type of financial instrument		Fair value (*)	Valuation technique	Inputs

Level 2	Securities at amortized cost	~~W~~	17,633,925	Discounted cash flow	Discount rate
Level 3	Loans at amortized cost		324,308,230		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,856,910		Discount rate
		~~W~~	344,799,065
Level 2	Debt securities issued	~~W~~	36,637,029	Discounted cash flow	Discount rate
Level 3	Deposits(*)		176,572,020		Discount rate
	Borrowings(*)		11,930,091		Discount rate
	Debt securities issued		1,168,642		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		11,307,364		Discount rate
		~~W~~	237,615,146

(*) The amounts, which are not evaluated by the valuation technique, are not included and disclosed because the carrying amount is the reasonable approximation of fair value.

	December 31, 2020
Level	Type of financial instrument		Fair value (*)	Valuation technique	Inputs

Level 2	Securities at amortized cost	~~W~~	17,702,332	Discounted cash flow	Discount rate
Level 3	Loans at amortized cost		297,554,838		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,725,989		Discount rate
		~~W~~	317,983,159
Level 2	Debt securities issued	~~W~~	33,330,618	Discounted cash flow	Discount rate
Level 3	Deposits(*)		163,707,718		Discount rate
	Borrowings(*)		11,151,198		Discount rate
	Debt securities issued		1,545,882		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		11,653,282		Discount rate
		~~W~~	221,388,698

(*) The amounts, which are not evaluated by the valuation technique, are not included and disclosed because the carrying amount is the reasonable approximation of fair value.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(c) Deferred day one gain or loss for the years ended December 31, 2021 and 2020 is as follows:

		December 31, 2021
		Beginning balance	New transaction	Profit and loss recognition	Ending balance
Loans at FVTPL	~~W~~	(2,253)	-	1,923	(330)
Equity options		36	137	(81)	92
		(2,217)	137	1,842	(238)

		December 31, 2020
		Beginning balance	New transaction	Profit and loss recognition	Ending balance
Loans at FVTPL	~~W~~	(5,753)	-	3,500	(2,253)
Equity options		88	-	(52)	36
		(5,665)	-	3,448	(2,217)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(d) Classification by category of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial instruments as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets designated at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets
Due from banks	~~W~~	-	-	-	18,627,494	-	18,627,494
Securities at FVTPL		24,173,996	-	-	-	-	24,173,996
Derivative assets		2,844,730	-	-	-	156,710	3,001,440
Loans at FVTPL		894,160	-	-	-	-	894,160
Loans at amortized cost		-	-	-	325,933,496	-	325,933,496
Securities at FVOCI		-	47,584,677	716,143	-	-	48,300,820
Securities at amortized cost		-	-	-	21,325,243	-	21,325,243
Other financial assets		-	-	-	16,529,548	-	16,529,548
	~~W~~	27,912,886	47,584,677	716,143	382,415,781	156,710	458,786,197

		Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	~~W~~	-	354,937,624	-	354,937,624
Financial liabilities at FVTPL		583,662	-	-	583,662
Derivative liabilities		2,606,098	-	246,415	2,852,513
Borrowings		-	20,962,239	-	20,962,239
Debt securities issued		-	37,625,739	-	37,625,739
Other financial liabilities		-	20,297,014	-	20,297,014
	~~W~~	3,189,760	433,822,616	246,415	437,258,791

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-4. Measurement of fair value (continued)

(d) Classification by category of financial instruments (continued)

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial instruments as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets designated at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets
Due from banks	~~W~~	-	-	-	25,835,167	-	25,835,167
Securities at FVTPL		21,819,280	-	-	-	-	21,819,280
Derivative assets		4,245,086	-	-	-	330,474	4,575,560
Loans at FVTPL		844,469	-	-	-	-	844,469
Loans at amortized cost		-	-	-	297,904,732	-	297,904,732
Securities at FVOCI		-	38,726,496	633,170	-	-	39,359,666
Securities at amortized cost		-	-	-	20,178,443	-	20,178,443
Other financial assets		-	-	-	11,153,167	-	11,153,167
	~~W~~	26,908,835	38,726,496	633,170	355,071,509	330,474	421,670,484

		Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	~~W~~	-	317,555,592	-	317,555,592
Financial liabilities at FVTPL		539,564	-	-	539,564
Derivative liabilities		4,063,525	-	131,169	4,194,694
Borrowings		-	20,554,982	-	20,554,982
Debt securities issued		-	34,516,305	-	34,516,305
Other financial liabilities		-	21,780,923	-	21,780,923
	~~W~~	4,603,089	394,407,802	131,169	399,142,060

There are no financial assets and financial liabilities that are reclassified between financial instruments as of December 31, 2021 and December 31, 2020.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-4. Measurement of fair value (continued)

(e) Financial instruments income and costs

Financial instruments income and costs by category for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Deposits	~~W~~	34,922	-	(5,703)	-	29,219	-
Securities at FVTPL		209,463	11,623	-	337,461	558,547	-
Securities at FVOCI		539,489	7,024	(17,364)	72,142	601,291	(419,772)
Securities at amortized cost		444,047	-	(2,366)	(310)	441,371	-
Loans at FVTPL		8,362	-	-	20,521	28,883	-
Loans at amortized cost		8,167,087	85,966	(346,132)	13,940	7,920,861	-
Other financial assets		42,101	133,097	(673)	1	174,526	-
Financial liabilities at FVTPL		-	101	-	(21,370)	(21,269)	-
Financial liabilities at amortized cost		(2,833,713)	(116)	-	281,818	(2,552,011)	(61,672)
Net derivatives held for hedging		-	-	-	(280,240)	(280,240)	(12,853)
Allowance for off-balance sheet items		-	-	19,492	-	19,492	-
	~~W~~	6,611,758	237,695	(352,746)	423,963	6,920,670	(494,297)

		December 31, 2020
		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Deposits	~~W~~	64,502	-	1,620	-	66,122	-
Securities at FVTPL		255,008	7,630	-	156,069	418,707	-
Securities at FVOCI		597,123	-	(4,667)	244,270	836,726	(15,854)
Securities at amortized cost		452,107	-	(1,050)	-	451,057	-
Loans at FVTPL		9,440	-	-	14,027	23,467	-
Loans at amortized cost		8,184,292	96,538	(643,974)	(2,316)	7,634,540	-
Other financial assets		53,310	125,675	54	-	179,039	-
Financial liabilities at FVTPL		-	523	-	-	523	-
Financial liabilities at amortized cost		(3,688,249)	(86)	-	(248,248)	(3,936,583)	53,056
Net derivatives held for hedging		-	-	-	230,875	230,875	(858)
Allowance for off-balance sheet items		-	-	(29,387)	-	(29,387)	-
	~~W~~	5,927,533	230,280	(677,404)	394,677	5,875,086	36,344

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.Financial risk management (continued)

3-5. Capital risk management

In response to the increased risk of financial institutions following financial deregulation in the 1980s, Capital regulations applicable to banks are adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk. Building upon the initial Basel Capital Accord of 1988, capital regulations are developed to reflect additional risks as well. For the purpose of improving risk management and increasing capital adequacy of banks, capital adequacy standards based on the new Basel Capital Accord (Basel III) is implemented by the Financial Services Commission regulations beginning on December 1, 2013. Under these regulations, all domestic banks including the Group are required to maintain a capital adequacy ratio and report whether the Group meet the capital adequacy ratio to the Financial Services Commission according to ‘Banking-related Legislation’.

Under the Banking Act, the capital of a bank is divided into two categories.

(a)	Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)

i) Common equity Tier 1 capital: Common equity Tier 1 capital consists of capital stock, capital surplus, retained earnings, accumulated other comprehensive income, other disclosed reserves, and non-controlling interests that meet certain criteria.

ii) Additional Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

(b)	Tier 2 capital (Supplementary capital)

The Group includes capital securities that meet the recognition requirements to compensate for the Group's losses upon liquidation. This includes some of the associated capital surplus and the amount of external investors' holdings of supplementary capital issued by subsidiaries. Also, it includes the provisions that meet Basel III requirements.

The Group calculates the ratio of equity capital by dividing the equity capital (the amount deducted from the sum of the above basic capital and supplementary capital) into risk-weighted assets. Risk weighted assets are calculated by applying higher weights to reflect the actual risk of the Group. It comprises the sum of credit risk weighted assets, operational risk weighted assets, market risk weighted assets and additional risk assets.

The Group evaluates and manages the capital adequacy ratio pursuant to internally developed standards. It means that the Group assesses whether the level on ratio of available capital to economic capital is sufficient, or not. The Group manages the economic adequacy by the amount of each risk type including credit, market, operation, interest rate, liquidity, concentration, and foreign currency settlement risk, as well as the total amounts of all of those risk types.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

3.  Financial risk management (continued)

3-5. Capital risk management (continued)

Details of capital categories and the capital adequacy ratio of the Group as of December 31, 2021 and 2020 are as follows:

Category		December 31, 2021	December 31, 2020
Capital:
Common equity Tier 1 capital	~~W~~	26,069,127	24,662,421
Additional Tier 1 capital		1,497,029	1,586,662
Tier 1 capital		27,566,156	26,249,083
Tier 2 capital		4,630,525	4,275,688
	~~W~~	32,196,681	30,524,771

Risk-weighted assets: (*1)
Credit risk-weighted assets	~~W~~	154,332,487	144,789,436
Market risk-weighted assets		12,020,063	10,216,942
Operating risk-weighted assets		10,745,434	10,257,610
	~~W~~	177,097,984	165,263,988

Capital adequacy ratio:
Common equity Tier 1 capital ratio		14.72%	14.92%
Tier 1 capital ratio		15.57%	15.88%
Tier 2 capital ratio		2.61%	2.59%
Total capital ratio		18.18%	18.47%

(*1) The additional risk weighted assets resulting from the insufficient capital under capital floor is included in credit risk-weighted assets.

The criteria for capital adequacy to be complied with by the Bank are 8.0% or more of the total equity capital ratio, 6.0% or higher of the basic capital ratio, and 4.5% or more of the common stock capital ratio. In addition, the minimum regulatory BIS capital ratio required to be observed by 2019 has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and domestic system-critical banks (D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, the capital conservation capital and D-SIB capital will be raised by 2.5% each year by applying the transitional criteria by 2019, and economic response capital can be charged up to 2.5%p during credit expansion period. As of December 31, 2021, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (0%p).

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-6. Transaction as a transfer of financial instrument

(a) Transfers financial assets that are not derecognized

i) Bonds sold under repurchase agreements at a fixed price as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Transferred assets:
Securities at FVOCI	~~W~~	-	98,873
Securities at amortized cost		210,490	205,639
	~~W~~	210,490	304,512
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	82,578	159,432

ii) When the Group's securities are transferred, the Group transfers the ownership of the securities, but upon termination, the Group will have to return the securities. As a result, securities loaned as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020	Lender
Securities at FVOCI:
Government bonds	~~W~~	2,177,012	518,592	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		209,594	220,324	Korea Securities Finance Corp., Korea Securities Depository
Securities at amortized cost:
Government bonds		23,872	158,601	Korea Securities Finance Corp., Korea Securities Depository
	~~W~~	2,410,478	897,517

iii) Securitization of financial assets

The Group uses the securitization of financial assets as a means of financing and to transfer risk. Generally, these securitization transactions result in the transfer of contractual cash flows to the debt securities holders issued from the financial asset portfolio. The Group recognizes debt securities issued without derecognition of assets under individual agreements, partially recognizes assets to the extent of the Group’s level of involvement in assets, or recognizes rights and obligations arising from the derecognition and transfer of assets as separate assets and liabilities. The Group derecognizes the entire asset only if it transfers contractual rights to the cash flows of financial assets or if it holds contractual rights but bears contractual obligations to pay cash flows to the other party without significant delays or reinvestment and transfers most of the risks and benefits of ownership (e.g., credit risk, interest rate risk, prepayment risk, etc.). For the years ended December 31, 2021 and 2020, the carrying amounts of financial assets related to securitization transactions that have neither been transferred nor derecognized are ~~W~~4,270,618 million and ~~W~~ 4,075,141 million; the carrying amounts of related liabilities are ~~W~~2,677,423 million and ~~W~~2,376,639 million, respectively.

(b) Financial instruments that are qualified for derecognition but under continuing involvement.

There are no financial instrument that meets the conditions of derecognition and in which the Group has continuing involvement as of December 31, 2021 and 2020.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets (*1)	~~W~~	2,973,656	-	2,973,656	8,885,619	-	1,594,579
Other financial assets (*1)		7,506,542	-	7,506,542
Bonds sold under repurchase agreements related collateral of securities (*2)		210,490	-	210,490	81,849	-	128,641
Bonds purchased under resale agreement (Loans) (*2)		1,814,157	-	1,814,157	1,814,157	-	-
Securities lent (*2)		2,410,477	-	2,410,477	2,410,477	-	-
Domestic exchange settlements receivables (*3)		44,599,946	37,953,026	6,646,920	-	-	6,646,920
Receivable from disposal of securities, etc. (*4)		27,762	2,464	25,298	-	-	25,298
	~~W~~	59,543,030	37,955,490	21,587,540	13,192,102	-	8,395,438
Financial liabilities
Derivative liabilities (*1)	~~W~~	2,833,062	-	2,833,062	8,734,105	-	512,917
Other financial liabilities (*1)		6,413,960	-	6,413,960
Bonds sold under repurchase agreements (Borrowings) (*2)		82,578	-	82,578	81,849	-	729
Securities lent		2,203	-	2,203	2,203	-	-
Domestic exchange settlement payables (*3)		39,762,753	37,953,026	1,809,727	1,809,727	-	-
Payable from purchase of securities, etc. (*4)		5,095	2,464	2,631	701	-	1,930
	~~W~~	49,099,651	37,955,490	11,144,161	10,628,585	-	515,576

(*1) The Group has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis.  Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of ‘Central Counter Party (“CCP”)’ system is included in the amount.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

3.  Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities (continued)

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets (*1)	~~W~~	4,407,070	-	4,407,070	4,056,648	66,997	5,137,243
Other financial assets (*1)		4,853,818	-	4,853,818
Bonds sold under repurchase agreements related collateral of securities (*2)		304,512	-	304,512	159,432	-	145,080
Bonds purchased under resale agreement (Loans) (*2)		2,647,298	-	2,647,298	2,647,298	-	-
Securities lent (*2)		897,518	-	897,518	897,518	-	-
Domestic exchange settlements receivables (*3)		29,621,752	25,651,994	3,969,758	-	-	3,969,758
Receivable from disposal of securities, etc. (*4)		29,341	3,140	26,201	-	-	26,201
	~~W~~	42,761,309	25,655,134	17,106,175	7,760,896	66,997	9,278,282
Financial liabilities
Derivative liabilities (*1)	~~W~~	3,948,412	-	3,948,412	3,921,244	-	4,126,250
Other financial liabilities (*1)		4,099,082	-	4,099,082
Bonds sold under repurchase agreements (Borrowings) (*2)		159,432	-	159,432	159,432	-	-
Domestic exchange settlement payables (*3)		31,326,683	25,651,994	5,674,689	4,024,777	-	1,649,912
Payable from purchase of securities, etc. (*4)		3,148	3,140	8	8	-	-
	~~W~~	39,536,757	25,655,134	13,881,623	8,105,461	-	5,776,162

(*1) The Group has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis.  Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of ‘Central Counter Party (“CCP”)’ system is included in the amount.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

4.Significant estimates and judgments

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future. Management’s estimated outcomes may differ from actual outcomes. The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a) Income taxes

The Group is subject to tax laws from various countries. In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes.  The Group has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVOCI, and recognizes provisions for guarantees and unused loan commitments through impairment testing. The accuracy of allowances for credit losses is determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(d) Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income. Other significant assumptions related to defined benefit obligations are based on current market situations.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

5.Operating segments

(a) The general descriptions of the Group’s operating segments

The Group has four reportable segments which are strategic business units. Each of these segments is providing different services and managed separately.

Description	Area of business
Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools.

Corporate banking	Loans to or deposits from corporations, including small or medium sized companies and businesses related to investment banking.

International group	Supervision of overseas subsidiaries and branch operations and other international businesses.

Others	Treasury management, trading of securities and derivatives, administration of bank operations and merchant banking account.

(b) The following table provides information of financial performance of each reportable segment for the years ended December 31, 2021 and 2020.

		December 31, 2021
		Retail banking	Corporate banking	International group	Others	Consolidation adjustments	Total
Categories
Net interest income	~~W~~	2,672,827	2,515,122	865,333	550,010	8,466	6,611,758
Net fees and commission income(expense)		381,839	492,880	103,051	6,626	(6,591)	977,805
Net other income(expense) (*)		(1,998,175)	(606,134)	(434,684)	(968,478)	4,625	(4,002,846)
Operating income(expense)		1,056,491	2,401,868	533,700	(411,842)	6,500	3,586,717
Net non-operating income (expense)		(38,971)	(18,285)	(3,187)	(211,283)	7,505	(264,221)
Share of gain(loss) of associates		-	-	-	-	25,400	25,400
Profit before income tax		1,017,520	2,383,583	530,513	(623,125)	39,405	3,347,896
Income tax income (expense)		(263,715)	(617,764)	(127,964)	168,554	(12,113)	(853,002)
Profit for the year	~~W~~	753,805	1,765,819	402,549	(454,571)	27,292	2,494,894
Attributable to:
Equity holder of the Bank	~~W~~	753,805	1,765,819	402,549	(454,571)	26,773	2,494,375
Non-controlling interests		-	-	-	-	519	519

(*) Profit or loss effect of hedging on net investments in foreign operations is included.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

5.Operating segments (continued)

(b) The following table provides information of financial performance of each reportable segment for the years ended December 31, 2021 and 2020 (continued) :

		December 31, 2020
		Retail banking	Corporate banking	International group	Others	Consolidation adjustments	Total
Categories
Net interest income	~~W~~	2,318,552	2,294,518	772,945	538,112	3,406	5,927,533
Net fees and commission income(expense)		412,759	476,983	99,120	5,108	(6,399)	987,571
Net other income(expense) (*)		(2,066,686)	(781,586)	(444,907)	(702,187)	(6,092)	(4,001,458)
Operating income(expense)		664,625	1,989,915	427,158	(158,967)	(9,085)	2,913,646
Net non-operating income (expense)		(36,592)	(15,935)	3,926	(111,149)	30,356	(129,394)
Share of gain(loss) of associates		-	-	-	-	(811)	(811)
Profit before income tax		628,033	1,973,980	431,084	(270,116)	20,460	2,783,441
Income tax income (expense)		(162,087)	(509,550)	(107,621)	68,791	5,258	(705,209)
Profit for the year	~~W~~	465,946	1,464,430	323,463	(201,325)	25,718	2,078,232
Attributable to:
Equity holder of the Bank	~~W~~	465,946	1,464,430	323,463	(201,325)	25,279	2,077,793
Non-controlling interests		-	-	-	-	439	439

(*) Profit or loss effect of hedging on net investments in foreign operations is included.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

5.Operating segments (continued)

(c) The following table provides information of net interest income of each reportable operating segment from external consumers and net interest income (expenses) between operating segments for the years ended December 31, 2021 and 2020.

		December 31, 2021
Categories		Retail banking	Corporate banking	International group	Others	Consolidation adjustments	Total
Net interest income(expense) from:	~~W~~
External customers		2,170,699	2,950,247	891,481	599,331	-	6,611,758
Internal transactions		502,128	(435,125)	(26,148)	(49,321)	8,466	-
	~~W~~	2,672,827	2,515,122	865,333	550,010	8,466	6,611,758

		December 31, 2020
Categories		Retail banking	Corporate banking	International group	Others	Consolidation adjustments	Total
Net interest income(expense) from:	~~W~~
External customers		2,013,164	2,688,154	812,944	413,271	-	5,927,533
Internal transactions		305,388	(393,636)	(39,999)	124,841	3,406	-
	~~W~~	2,318,552	2,294,518	772,945	538,112	3,406	5,927,533

(d) Financial information of geographical area

i) The following table provides information of operating income from external consumers by geographical area for the years ended December 31, 2021 and 2020.

		Operating revenue		Operating expenses		Operating income
		December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Domestic	~~W~~	21,700,833	23,130,261	18,649,066	20,691,857	3,051,767	2,438,404
Overseas		1,839,514	1,919,131	1,304,564	1,443,889	534,950	475,242
	~~W~~	23,540,347	25,049,392	19,953,630	22,135,746	3,586,717	2,913,646

ii) The following table provides information of non-current assets by geographical area as of December 31, 2021 and 2020.

Categories(*)		December 31, 2021	December 31, 2020
Domestic	~~W~~	3,330,987	3,264,870
Overseas		305,801	335,075
	~~W~~	3,636,788	3,599,945

(*) Non-current assets include property and equipment, intangible assets and investment properties.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

6.  Cash and due from banks

(a) Cash and due from banks as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Cash	~~W~~	4,152,634	1,740,580
Deposits in Korean won:
Reserve deposits		9,624,230	16,711,286
Others		11,172	893,246
		9,635,402	17,604,532
Deposits in foreign currencies:
Deposits		6,718,502	5,564,218
Time deposits		1,933,980	2,492,287
Others		355,939	183,861
		9,008,421	8,240,366

Allowance for impairment		(16,330)	(9,730)
	~~W~~	22,780,127	27,575,748

(b) Restricted due from banks as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020	The laws of evidence, etc.
Deposits in Korean won:
Reserve deposits	~~W~~	9,624,230	16,711,286	Article 55 of the Bank of Korea Act
Others		292	880,250	Articles 28 and 70 of the Bank of Korea Act
		9,624,522	17,591,536
Deposits in foreign currencies:
Deposits		1,785,206	1,810,542	Bank of Korea Act, etc.
Time deposits		50,384	43,308	New York State Banking Law, etc
Others		35,892	20,427	Derivative contract
		1,871,482	1,874,277
	~~W~~	11,496,004	19,465,813

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

7.	Securities at fair value through profit or loss

Securities at FVTPL as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Debt securities:
Government bonds	~~W~~	1,108,350	1,086,995
Financial institution bonds		3,396,087	4,147,505
Corporate bonds		3,312,683	2,516,146
Bills bought		5,040,896	4,922,241
CMA		3,591,822	2,806,485
Beneficiary certificates		5,933,295	4,834,466
Others		1,511,669	1,154,357
		23,894,802	21,468,195
Equity securities:
Stocks		195,503	162,746

Other:
Gold/silver deposits		83,691	188,339
	~~W~~	24,173,996	21,819,280

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

8.	Derivatives

(a) The notional amounts of derivatives

The notional amounts of derivatives as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020

Foreign currency related
Over the counter:
Currency forwards	~~W~~	131,593,190	106,801,048
Currency swaps		37,226,456	31,823,846
Currency options		2,274,151	2,498,719

Exchange traded:
Currency futures		35,565	32,640
		171,129,362	141,156,253
Interest rates related
Over the counter:
Interest rate swaps		30,232,188	31,631,499
Interest rate options		168,460	132,238

Exchange traded:
Interest rate futures		520,863	279,209
Interest rate swaps (*)		31,454,900	36,336,900
		62,376,411	68,379,846
Equity related
Over the counter:
Equity options		132,403	223,472

Exchange traded:
Equity futures		65,424	55,012
Equity options		28,125	8,625
		225,952	287,109
Commodity related
Over the counter:
Commodity forwards		355,116	-
Commodity options		11,500	-
		366,616	-
Hedge
Fair value hedge:
Interest rate swaps		7,079,469	6,965,492
Net investment hedge:
Currency forwards		237,100	217,600
		7,316,569	7,183,092
	~~W~~	241,414,910	217,006,300

(*) The notional amount of derivatives which is settled in the ‘Central Counter Party (“CCP”)’ system.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

8.	Derivatives (continued)

(b) Fair values of derivative instruments

Fair values of derivative instruments as of December 31, 2021 and 2020 are as follows:

		December 31, 2021		December 31, 2020
		Assets	Liabilities	Assets	Liabilities
Foreign currency related
Over the counter:
Currency forwards	~~W~~	2,038,432	1,631,637	2,811,407	2,818,528
Currency swaps		654,717	759,455	1,126,980	928,469
Currency options		12,225	11,592	33,248	31,864
		2,705,374	2,402,684	3,971,635	3,778,861
Interest rates related
Over the counter:
Interest rate swaps		131,239	193,010	271,330	280,579
Interest rate options		1,895	-	1,012	-

Exchange traded:
Interest rate futures		99	143	-	-
		133,233	193,153	272,342	280,579
Equity related
Over the counter:
Equity options		785	1,347	1,104	3,756
Exchange traded:
Equity futures and options		64	507	5	329
		849	1,854	1,109	4,085
Commodity related
Over the counter:
Commodity forwards		5,274	-	-	-
Commodity options		-	8,406	-	-
		5,274	8,406	-	-
Hedge
Fair value hedge:
Interest rate swaps		156,710	236,758	319,293	120,728
Net investment hedge:
Currency forwards		-	9,658	11,181	10,441
		156,710	246,416	330,474	131,169
	~~W~~	3,001,440	2,852,513	4,575,560	4,194,694

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

8.	Derivatives (continued)

(c) Gain or loss on valuation of derivatives

Gain or loss on valuation of derivatives for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021		December 31, 2020
		Gain	Loss	Gain	Loss
Foreign currency related
Over the counter:
Currency forwards	~~W~~	1,994,598	1,683,442	2,702,601	2,926,636
Currency swaps		1,081,867	1,320,816	1,156,145	927,775
Currency options		23,412	21,418	33,402	28,570
		3,099,877	3,025,676	3,892,148	3,882,981
Interest rates related
Over the counter:
Interest rate swaps		159,298	258,253	125,447	153,067
Interest rate options		736	-	43	166
Exchange traded:
Interest rate futures		100	143	-	-
		160,134	258,396	125,490	153,233
Equity related
Over the counter:
Equity options		1,470	419	1,337	1,445
Exchange traded:
Equity futures and options		21	565	-	375
		1,491	984	1,337	1,820
Commodity related
Over the counter:
Commodity forwards		5,274	-	-	-
Commodity options		-	4,956	-	-
		5,274	4,956	-	-
Hedge
Fair value hedge:
Interest rate swaps		7,456	284,906	214,270	33,119
Net investment hedge:
Currency forwards		-	2,029	4,711	5,958
		7,456	286,935	218,981	39,077
	~~W~~	3,274,232	3,576,947	4,237,956	4,077,111

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

8.	Derivatives (continued)

(d) Hedges

i) Hedge purpose and strategy

The Group trades derivative financial instruments to hedge the interest rate risk and foreign exchange risk arising from the group's assets and liabilities. The Group applies fair value risk hedge accounting using interest rate swaps to avoid the risk of changes in fair value due to changes in market interest rates on structured bonds in won, foreign currency issued financial bonds, structured deposits in won, and foreign currency investment bonds. In addition, in order to avoid the risk of foreign currency exchange rate fluctuations at foreign operations, the Group applies net investment risk hedge accounting for foreign operations that utilize currency forwards and non-derivative financial instruments.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges
Interest rate swaps	~~W~~	643,057	597,492	268,468	140,689	1,273,227	4,156,536	7,079,469
Average price conditions (*1)		0.80%	0.75%	0.75%	0.82%	0.65%	0.57%	0.63%
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%

Hedge of net investments in foreign operations (*2)
Currency forwards		237,100	-	-	-	-	-	237,100
Borrowings in foreign currencies		60,490	192,655	-	-	-	-	253,145
Debt securities issued in foreign currencies		563,160	342,831	64,432	34,356	-	-	1,004,779
	~~W~~	860,750	535,486	64,432	34,356	-	-	1,495,024
Average hedge ratio		100%	100%	100%	100%	-	-	100%

(*1) Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,143.63, EUR/KRW 1,298.11, JPY/KRW 10.53, CAD/KRW 868.95, CNY/KRW 174.4, AUD/KRW 877.18.

		December 31, 2020
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges
Interest rate swaps	~~W~~	657,656	590,992	558,688	286,688	247,244	4,624,224	6,965,492
Average price conditions (*1)		1.12%	0.80%	0.89%	0.98%	0.67%	0.38%	0.56%
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%

Hedge of net investments in foreign operations (*2)
Currency forwards		217,600	-	-	-	-	-	217,600
Borrowings in foreign currencies		252,611	52,713	-	-	-	-	305,324
Debt securities issued in foreign currencies		33,462	525,870	267,360	64,235	-	-	890,927
	~~W~~	503,673	578,583	267,360	64,235	-	-	1,413,851
Average hedge ratio		100%	100%	100%	100%	-	-	100%

(*1) Interest rate swaps consist of 3M CD, 3M USD Libor and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,143.63, EUR/KRW 1,298.11, JPY/KRW 10.61, CAD/KRW 895.95, CNY/KRW 168.84, AUD/KRW 829.45.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

8.	Derivatives (continued)

(e) Impact of hedge accounting on the consolidated financial statements

i) Impact of hedging instruments in the consolidated statement of financial position as of December 31, 2021 and 2020,

and consolidated statement of comprehensive income and consolidated statement of changes in equity for the for the years ended are as follows:

			December 31, 2021
			Notional amounts	Consolidated statement of financial position				Consolidated statement of comprehensive income	Changes in fair value for the period
				Derivative assets	Derivative liabilities	Borrowings	Debt securities issued	Other comprehensive income (loss) for the period
Fair value hedges
Interest rate risk	Interest rate swaps	~~W~~	7,079,469	156,710	236,758	-	-	-	(277,450)
Hedge of net investments in foreign operations:
Foreign exchange risk	Currency forwards		237,100	-	9,658	-	-	(12,853)	(14,947)
	Borrowings in foreign currencies		253,145	-	-	253,145	-	(729)	(729)
	Debt securities issued in foreign currencies		1,004,779	-	-	-	1,003,097	(60,942)	(60,942)
			1,495,024	-	9,658	253,145	1,003,097	(74,524)	(76,618)
		~~W~~	8,574,493	156,710	246,416	253,145	1,003,097	(74,524)	(354,068)

			December 31, 2020
			Notional amounts	Consolidated statement of financial position			Consolidated statement of comprehensive income		Changes in fair value for the period
				Derivative assets	Derivative liabilities	Borrowings	Debt securities issued	Other comprehensive income (loss) for the period
Fair value hedges
Interest rate risk	Interest rate swaps	~~W~~	6,965,492	319,293	120,728	-	-	-	181,151
Hedge of net investments in foreign operations:
Foreign exchange risk	Currency forwards		217,600	11,181	10,441	-	-	(858)	(2,992)
	Borrowings in foreign currencies		305,324	-	-	305,324	-	(1,414)	(1,414)
	Debt securities issued in foreign currencies		890,927	-	-	-	887,945	46,321	46,321
			1,413,851	11,181	10,441	305,324	887,945	44,049	41,915
		~~W~~	8,379,343	330,474	131,169	305,324	887,945	44,049	223,066

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

8.	Derivatives (continued)

(e) Impact of hedge accounting on the consolidated financial statements (continued)

ii) Impact of hedged items in the consolidated statement of financial position as of December 31, 2021 and 2020, and consolidated statement of comprehensive income and consolidated statement of changes in equity for the years ended are as follows:

	December 31, 2021
	Hedging instruments		Consolidated statement of financial position			Consolidated statement of comprehensive income		Changes in fair value for the period	Reserve of exchange differences on translation
			Securities at FVOCI	Deposits	Debt securities issued	Other comprehensive income for the period	Fair value hedges Adjusted accumulated amount
Fair value hedges:
Interest rate risk	Debt securities issued	~~W~~	-	-	5,734,095	-	8,324	231,503	-
	Investment bonds		580,552	-	-	-	6,207	(7,283)	-
	Time deposits		-	636,235	-	-	(93,765)	46,941	-
Hedge of net investments in foreign operations:
Foreign exchange risk	Net investments in foreign operations		-	-	-	74,524	-	74,524	(66,626)
		~~W~~	580,552	636,235	5,734,095	74,524	(79,234)	345,685	(66,626)

	December 31, 2020
	Hedging instruments		Consolidated statement of financial position			Consolidated statement of comprehensive income		Changes in fair value for the period	Reserve of exchange differences on translation
			Securities at FVOCI	Deposits	Debt securities issued	Other comprehensive income for the period	Fair value hedges Adjusted accumulated amount
Fair value hedges:
Interest rate risk	Debt securities issued	~~W~~	-	-	5,816,989	-	240,393	(165,416)	-
	Investment bonds		143,496	-	-	-	6,563	3,894	-
	Time deposits		-	933,940	-	-	(46,940)	(13,848)	-
Hedge of net investments in foreign operations:
Foreign exchange risk	Net investments in foreign operations		-	-	-	(44,049)	-	(44,049)	(141,151)
		~~W~~	143,496	933,940	5,816,989	(44,049)	200,016	(219,419)	(141,151)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

8.	Derivatives (continued)

(e) Impact of hedge accounting on the consolidated financial statements (continued)

iii) The amounts recognized as gains or losses due to an ineffective portion of hedge for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*)	Reclassified as profit or loss from foreign currency translation reserve recognized in other operating income
Fair value hedges
Interest rate swaps	~~W~~	271,161	(277,450)	(6,289)	-

Hedge of net investments in foreign operations
Foreign exchange risk		74,524	(76,618)	(2,094)	-
	~~W~~	345,685	(354,068)	(8,383)	-

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the consolidated  statement of comprehensive income.

		December 31, 2020
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*)	Reclassified as profit or loss from foreign currency translation reserve recognized in other operating income
Fair value hedges
Interest rate swaps	~~W~~	(228,266)	233,008	4,742	-

Hedge of net investments in foreign operations
Foreign exchange risk		(44,049)	41,915	(2,134)	(8,149)
	~~W~~	(272,315)	274,923	2,608	(8,149)

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the consolidated  statement of comprehensive income.

(f) The effects of quantifying the credit risk of derivatives mitigated by collateral held as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Deposits, securities, and etc	~~W~~	603,833	1,389,763

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

8.	Derivatives (continued)

(g) Hedge relationships affected by an interest rate benchmark reform

The revised Standard requires that exceptions be applied when analyzing future information in relation to the application of risk hedge accounting, while uncertainties arising from the interest rate benchmark reform movement exist. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate benchmarks are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate benchmark on which the hedged item and the hedging instruments is not altered as a result of the interest rate benchmark reform.

The carrying amount of hedged items and nominal amount of the hedging instruments related to the interest rate benchmark exposed to the hedging relationship due to the Group's interest rate benchmark reform as of December 31, 2021 are as follows:

Interest rate index	Nominal amount of hedging instruments	Carrying amount of hedged assets	Carrying amount of hedged liabilities
KRW 3M CD	1,520,000	-	1,449,653
USD 3M LIBOR(*1)	4,150,155	504,935	3,589,452
EURIBOR 3M	293,972	25,094	267,830

(*1) Exclude the nominal amount that will be matured before the end of June 2023 when LIBOR interest rate calculation is discontinued.

From 2022, the USD LIBOR interest rate will be replaced by a Secured Overnight Financing Rate (SOFR) based on the actual transactions. The “RP rate of government bond or monetary stabilization bond” is ultimately selected as Korea’s new Risk-Free Reference Rate (RFR). The Group has assumed that in this hedging relationship, the spread which has changed based on SOFR and RFR would be similar to the spreads of interest rate swap used as the hedging instrument. Besides this, the Group did not make assumptions on further changes of conditions.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

9.	Loans

(a) Details of loans as of December 31, 2021 and 2020 are as follows:

		December 31, 2021		December 31, 2020
		Loans at amortized cost	Loans at FVTPL	Loans at amortized cost	Loans at FVTPL
Household loans	~~W~~	145,292,774	-	134,280,139	-
Corporate loans		174,254,361	894,160	155,510,472	844,469
Public and other loans		3,387,086	-	3,594,089	-
Loans to banks		3,945,222	-	5,543,433	-
Credit card receivables		186,383	-	164,772	-
		327,065,826	894,160	299,092,905	844,469
Deferred loan origination costs and fees		544,087	-	500,391	-
		327,609,913	894,160	299,593,296	844,469
Less: Allowance for impairment		(1,676,417)	-	(1,688,564)	-
	~~W~~	325,933,496	894,160	297,904,732	844,469

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

9.	Loans (continued)

(b) Changes in allowance for impairment and book value

i) Changes in allowance for impairment for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Due from banks			Loans at amortized cost									Other assets			Total
					Household			Corporate			Others
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired
Beginning balance	~~W~~	9,153	577	-	94,541	69,961	140,979	460,156	570,659	319,999	13,091	10,175	9,003	16,862	2,703	2,909	1,720,768
Transfer to 12 month expected credit losses		-	-	-	18,163	(17,688)	(475)	72,638	(67,766)	(4,872)	241	(235)	(6)	183	(178)	(5)	-
Transfer to lifetime expected credit losses		(2)	2	-	(7,736)	19,886	(12,150)	(49,703)	57,972	(8,269)	(400)	400	-	(114)	118	(4)	-
Transfer to credit- impaired financial assets		-	-	-	(1,989)	(5,514)	7,503	(1,462)	(22,266)	23,728	(218)	(84)	302	(18)	(215)	233	-
Provision for (reversal of) allowance (*1)		6,127	(424)	-	(6,125)	(2,340)	131,249	(43,408)	82,249	184,985	(567)	(325)	413	(4)	91	586	352,507
Write-offs		-	-	-	-	-	(206,482)	-	-	(238,265)	-	-	(1,218)	-	-	(1,701)	(447,666)
Effect of discounting		-	-	-	-	-	(4,437)	-	-	(11,460)	-	-	-	-	-	-	(15,897)
Disposal of loans		-	-	-	-	(1)	(5,455)	-	-	(14,410)	-	-	(1)	-	-	(40)	(19,907)
Recoveries		-	-	-	-	-	77,087	-	-	56,405	-	-	887	-	-	551	134,930
Others (*2)		873	24	-	706	53	588	4,947	7,715	(25,548)	377	39	195	139,019	-	-	128,988
Ending balance	~~W~~	16,151	179	-	97,560	64,357	128,407	443,168	628,563	282,293	12,524	9,970	9,575	155,928	2,519	2,529	1,853,723

(*1) Additional provision for credit loan allowance is recognized for the year ended December 31, 2021 to cope with the economic recession caused by the spread of the COVID-19. As of December 31, 2021, the Group has set aside an additional provision of ~~W~~ 63,422 million through the additional selection of loans subject to individual evaluation and adjustment of cash flows, and an additional provision of ~~W~~ 83,029 million by reflecting additional expected losses on loans in moratorium of interest payments and moratorium of repayment.

(*2) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

9.	Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

i) Changes in allowance for impairment for the years ended December 31, 2021 and 2020 are as follows: (continued)

		December 31, 2020
		Due from banks			Loans at amortized cost									Other assets			Total
					Household			Corporate			Others
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired
Beginning balance	~~W~~	11,241	602	-	90,637	74,615	129,161	345,920	475,108	391,076	9,120	8,209	3,323	14,362	1,656	1,661	1,556,691
Transfer to 12 month expected credit losses		63	(63)	-	18,477	(18,046)	(431)	62,732	(62,181)	(551)	210	(208)	(2)	182	(177)	(5)	-
Transfer to lifetime expected credit losses		(1)	1	-	(8,069)	17,467	(9,398)	(38,365)	43,244	(4,879)	(283)	284	(1)	(109)	114	(5)	-
Transfer to credit- impaired financial assets		-	-	-	(2,150)	(7,513)	9,663	(1,395)	(19,517)	20,912	(156)	(79)	235	(18)	(142)	160	-
Provision for (reversal of) allowance (*1)		(1,691)	71	-	(3,405)	3,590	167,615	98,558	143,363	219,492	4,495	2,008	8,259	(2,116)	1,252	809	642,300
Write-offs		-	-	-	-	-	(212,742)	-	-	(271,082)	-	-	(2,531)	-	-	(213)	(486,568)
Effect of discounting		-	-	-	-	-	(5,235)	-	-	(13,935)	-	-	-	-	-	-	(19,170)
Allowance related to loans transferred		-	-	-	-	(8)	(5,594)	-	-	(24,473)	-	-	(182)	-	-	(32)	(30,289)
Recoveries		-	-	-	-	-	68,445	-	-	44,886	-	-	134	-	-	534	113,999
Others (*2)		(459)	(34)	-	(949)	(144)	(505)	(7,294)	(9,358)	(41,447)	(295)	(39)	(232)	4,561	-	-	(56,195)
Ending balance	~~W~~	9,153	577	-	94,541	69,961	140,979	460,156	570,659	319,999	13,091	10,175	9,003	16,862	2,703	2,909	1,720,768

(*1) Additional provision for credit loan allowance is recognized for the year ended December 31, 2020 to cope with the economic recession caused by the spread of the COVID-19. As of December 31, 2020, the Group has set aside an additional provision of ~~W~~154,407 million (including provisions for debt securities, provisions for off-balance accounts, etc.) through the re-estimation of the default rate forecast that reflected the updated forward-looking information, and an additional provision of ~~W~~130,173 million through the additional selection and adjustment of cash flows for loans subject to individual assessment. In addition, additional provision of ~~W~~1,491 million is recognized by adding Stage2 indicators.

(*2) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

9.	Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized cost and other assets for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Due from banks			Loans at amortized cost									Other assets			Total
					Household			Corporate			Others
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired
Beginning balance	~~W~~	25,842,746	2,152	-	125,961,826	7,946,103	372,210	130,850,324	23,888,538	771,610	8,614,108	666,924	21,262	11,115,576	54,846	5,219	336,113,444
Transfer to 12 month expected credit losses		-	-	-	3,118,171	(3,111,597)	(6,574)	5,973,996	(5,903,368)	(70,628)	43,588	(43,580)	(8)	11,962	(11,941)	(21)	-
Transfer to lifetime expected credit losses		(626)	626	-	(3,386,377)	3,419,483	(33,106)	(8,774,580)	8,796,098	(21,518)	(95,471)	95,473	(2)	(16,772)	16,794	(22)	-
Transfer to credit- impaired financial assets		-	-	-	(118,685)	(118,857)	237,542	(186,599)	(272,019)	458,618	(4,865)	(205)	5,070	(599)	(1,733)	2,332	-
Origination, recoveries, and others(*)		(7,198,988)	(2,087)	-	11,901,001	(234,271)	26,149	19,359,227	(27,419)	(117,282)	(1,730,973)	(47,647)	(2,168)	5,518,780	(1,039)	(301)	27,442,982
Write-offs		-	-	-	-	-	(206,482)	-	-	(238,265)	-	-	(1,218)	-	-	(1,701)	(447,666)
Disposal of loans		-	-	-	-	(724)	(43,482)	-	(180)	(119,214)	-	-	(44)	-	(1)	(855)	(164,500)
Ending balance	~~W~~	18,643,132	691	-	137,475,936	7,900,137	346,257	147,222,368	26,481,650	663,321	6,826,387	670,965	22,892	16,628,947	56,926	4,651	362,944,260

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

9.	Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized cost and other assets for the years ended December 31, 2021 and 2020 are as follows: (continued)

		December 31, 2020
		Due from banks			Loans at amortized cost									Other assets			Total
					Household			Corporate			Others
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired
Beginning balance	~~W~~	21,529,072	4,468	-	115,236,704	7,640,395	342,504	116,142,571	22,947,743	876,228	5,366,352	631,528	17,604	13,474,712	58,018	3,477	304,271,376
Transfer to 12 month expected credit losses		712	(712)	-	2,815,880	(2,811,531)	(4,349)	5,682,794	(5,680,285)	(2,509)	16,216	(16,213)	(3)	13,820	(13,811)	(9)	-
Transfer to lifetime expected credit losses		(64)	64	-	(3,773,902)	3,800,101	(26,199)	(7,856,875)	7,866,616	(9,741)	(86,522)	86,523	(1)	(18,029)	18,038	(9)	-
Transfer to credit- impaired financial assets		-	-	-	(121,108)	(140,228)	261,336	(160,397)	(247,823)	408,220	(7,115)	(168)	7,283	(664)	(1,190)	1,854	-
Origination, recoveries, and others(*)		4,313,026	(1,668)	-	11,804,252	(541,737)	83,554	17,042,231	(997,713)	35,407	3,325,177	(34,746)	819	(2,354,263)	(6,209)	1,028	32,669,158
Write-offs		-	-	-	-	-	(212,742)	-	-	(271,082)	-	-	(2,531)	-	-	(213)	(486,568)
Disposal of loans		-	-	-	-	(897)	(71,894)	-	-	(264,913)	-	-	(1,909)	-	-	(909)	(340,522)
Ending balance	~~W~~	25,842,746	2,152	-	125,961,826	7,946,103	372,210	130,850,324	23,888,538	771,610	8,614,108	666,924	21,262	11,115,576	54,846	5,219	336,113,444

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

9.	Loans (continued)

(c) Changes in deferred loan origination costs for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Beginning balance	~~W~~	500,391	497,804
Loan origination		307,668	286,837
Amortization		(263,972)	(284,250)
Ending balance	~~W~~	544,087	500,391

10.Securities at fair value through other comprehensive income and Securities at amortized cost

(a)	Details of securities at FVOCI and securities at amortized cost as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	17,873,765	11,342,224
Financial institutions bonds		17,958,703	17,371,098
Corporate bonds		11,752,208	10,013,174
		47,584,676	38,726,496
Equity securities:
Stocks		663,311	564,148
Equity investments		2,958	3,072
Others		49,875	65,950
		716,144	633,170
	~~W~~	48,300,820	39,359,666
Securities at amortized cost:
Debt securities:
Government bonds	~~W~~	14,230,156	12,666,798
Financial institutions bonds		2,127,050	2,497,053
Corporate bonds		4,683,714	4,786,029
Others		293,846	234,563
		21,334,766	20,184,443
Allowance for impairment		(9,523)	(6,000)
	~~W~~	21,325,243	20,178,443

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

10.Securities at fair value through other comprehensive income and Securities at amortized cost (continued)

(a) Details of securities at FVOCI and securities at amortized cost (continued)

Details of equity instruments designated at FVOCI as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Marketable securities	~~W~~	258,291	171,959
Non-marketable securities		405,020	392,189
Others		52,833	69,022
	~~W~~	716,144	633,170

Above equity securities are equity securities designated as FVOCI, and for the retention required by the policy, the option of measuring FVOCI is exercised.

Cumulative net losses reclassified in equity upon disposition of equity securities for the years ended December 31, 2021 and 2020 are (-)~~W~~45,518 million and (-)~~W~~38,379 million, respectively. There is no cumulated net gains replaced by the reclassification of the account for the years ended December 31, 2021 and 2020.

(b)  Gains and losses on sale of securities at FVOCI

Gains and losses on sale of securities at FVOCI for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Gains on sale of securities at FVOCI	~~W~~	73,830	219,013
Losses on sale of securities at FVOCI		(6,765)	(11,058)
	~~W~~	67,065	207,955

The Group disposed equity instruments that are measured at FVOCI for debt-equity, swap etc. At the time of disposal, fair value of equity instruments for the years ended December 31, 2021 and 2020 are ~~W~~79,386 million and ~~W~~69,968 million, and cumulative net losses for the years ended December 31, 2021 and 2020 are ~~W~~(-)45,518 million and ~~W~~(-)38,379 million, respectively.

(c) Gains or losses on sale of securities at amortized cost for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020

Gains on disposal of securities at amortized cost	~~W~~	24	-
Losses on disposal of securities at amortized cost		(334)	-
	~~W~~	(310)	-

Securities at amortized cost are sold due to the partial redemption of payables.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

10.Securities at fair value through other comprehensive income and Securities at amortized cost (continued)

(d) Changes in allowance for credit loss and total carrying amount of securities at FVOCI and securities at amortized cost

i) Changes in allowance for credit loss of securities at FVOCI and securities at amortized cost for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Securities at FVOCI				Securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses		Total	12-month expected credit losses	Lifetime expected credit losses		Total
			Credit unimpaired financial asset	Credit-impaired financial asset			Credit unimpaired financial asset	Credit-impaired financial asset
Beginning balance	~~W~~	16,300	677	-	16,977	6,000	-	-	6,000
Transfer to 12-month expected credit losses		33	(33)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(63)	63	-	-	(216)	216	-	-
Transfer to impaired financial assets		-	-	-	-	-	-	-	-
Provision (reversal)		17,389	(25)	-	17,364	2,127	240	-	2,367
Disposals and others (*)		(5,522)	(80)	-	(5,602)	1,149	7	-	1,156
Ending balance	~~W~~	28,137	602	-	28,739	9,060	463	-	9,523

(*) Other changes are due to foreign exchange rate changes, etc.

		December 31, 2020
		Securities at FVOCI				Securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses		Total	12-month expected credit losses	Lifetime expected credit losses		Total
			Credit unimpaired financial asset	Credit-impaired financial asset			Credit unimpaired financial asset	Credit-impaired financial asset
Beginning balance	~~W~~	20,471	655	-	21,126	5,299	12	-	5,311
Transfer to 12-month expected credit losses		22	(22)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(193)	193	-	-	-	-	-	-
Transfer to impaired financial assets		-	-	-	-	-	-	-	-
Provision (reversal)		4,318	348	-	4,666	1,063	(12)	-	1,051
Disposals and others (*)		(8,318)	(497)	-	(8,815)	(362)	-	-	(362)
Ending balance	~~W~~	16,300	677	-	16,977	6,000	-	-	6,000

(*) Other changes are due to foreign exchange rate changes, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

10.Securities at fair value through other comprehensive income and Securities at amortized cost (continued)

(d) Changes in allowance for credit loss and total carrying amount of securities at FVOCI and securities at amortized cost (continued)

(ii) Changes in carrying value of securities at FVOCI and securities at amortized cost for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Securities at FVOCI				Securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses		Total	12-month expected credit losses	Lifetime expected credit losses		Total
			Credit unimpaired financial asset	Credit-impaired financial asset			Credit unimpaired financial asset	Credit-impaired financial asset
Beginning balance	~~W~~	38,459,361	267,135	-	38,726,496	20,184,443	-	-	20,184,443
Transfer to 12-month expected credit losses		51,055	(51,055)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(35,665)	35,665	-	-	(35,505)	35,505	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Net increase and decrease		8,957,139	(98,959)	-	8,858,180	1,149,538	785	-	1,150,323
Ending balance	~~W~~	47,431,890	152,786	-	47,584,676	21,298,476	36,290	-	21,334,766

		December 31, 2020
		Securities at FVOCI				Securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses		Total	12-month expected credit losses	Lifetime expected credit losses		Total
			Credit unimpaired financial asset	Credit-impaired financial asset			Credit unimpaired financial asset	Credit-impaired financial asset
Beginning balance	~~W~~	39,821,640	239,094	-	40,060,734	20,233,925	23,274	-	20,257,199
Transfer to 12-month expected credit losses		30,233	(30,233)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(83,132)	83,132	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Net increase and decrease		(1,309,380)	(24,858)	-	(1,334,238)	(49,482)	(23,274)	-	(72,756)
Ending balance	~~W~~	38,459,361	267,135	-	38,726,496	20,184,443	-	-	20,184,443

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

11.Property and equipment

(a) Details of property and equipment as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,305,608	-	1,305,608
Buildings (*)		883,323	(395,257)	488,066
Right-of-use asset		930,605	(514,067)	416,538
Others		1,464,906	(1,187,733)	277,173
	~~W~~	4,584,442	(2,097,057)	2,487,385

(*) ~~W~~129 million of government subsidy is deducted from book value.

		December 31, 2020
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,301,446	-	1,301,446
Buildings (*)		880,477	(374,551)	505,926
Right-of-use asset		789,038	(344,226)	444,812
Others		1,399,918	(1,202,237)	197,681
	~~W~~	4,370,879	(1,921,014)	2,449,865

(*) ~~W~~341 million of government subsidy is deducted from book value.

(b) Changes in property and equipment for the years ended December 31, 2021and 2020 are as follows:

		December 31, 2021
		Land	Buildings	Right-of-use assets	Others	Total
Beginning balance	~~W~~	1,301,446	505,926	444,812	197,681	2,449,865
Acquisitions (*1)(*2)		126	30,469	190,465	157,454	378,514
Disposals and write-offs (*3)		(288)	(188)	(6,445)	(1,440)	(8,361)
Depreciation		-	(43,204)	(229,384)	(80,004)	(352,592)
Amounts transferred to investment properties		4,177	(4,209)	-	-	(32)
Amounts transferred to non-current assets held for sale		(169)	(853)	-	-	(1,022)
Effects of foreign currency movements		316	125	17,090	3,482	21,013
Ending balance	~~W~~	1,305,608	488,066	416,538	277,173	2,487,385

(*1) ~~W~~18,748 million transferred from construction-in progress is included.

(*2) ~~W~~3,614 million of provision for the asset retirement related to newly acquired assets is included.

(*3) ~~W~~1,361 million of write-off is included.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

11.Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2021 and 2020 are as follows: (continued):

		December 31, 2020
		Land	Buildings	Right-of-use assets	Others	Total
Beginning balance	~~W~~	1,247,774	535,129	476,306	206,080	2,465,289
Acquisitions (*1)(*2)		58,231	38,789	209,730	70,694	377,444
Disposals and write-offs (*3)		(6,075)	(1,536)	(3,549)	(714)	(11,874)
Depreciation		-	(49,743)	(232,285)	(76,358)	(358,386)
Amounts transferred to investment properties		33,444	(16,296)	-	-	17,148
Amounts transferred to non-current assets held for sale		(31,622)	(11)	-	-	(31,633)
Effects of foreign currency movements		(306)	(406)	(5,390)	(2,021)	(8,123)
Ending balance	~~W~~	1,301,446	505,926	444,812	197,681	2,449,865

(*1) ~~W~~56,575 million transferred from construction-in progress is included.

(*2) ~~W~~1,371 million of provision for the asset retirement related to newly acquired assets is included.

(*3) ~~W~~474 million of write-off is included.

(c) Insured assets and liability insurances as of December 31, 2021 are follows:

Type of insurance	Insured assets		Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash & securities	~~W~~	20,000	Samsung Fire & Marine Insurance Co., Ltd. and 4 other insurance companies
Property insurance	Real estate & movable properties for business purpose		860,507	Samsung Fire & Marine Insurance Co., Ltd., etc. and 4 other insurance companies
Burglary insurance	Cash & securities		60,000	Samsung Fire & Marine Insurance Co., Ltd., etc and 3 other insurance companies
Compensation liability insurance for officers	-		50,000	Meritz Fire & Marine Insurance Co., Ltd., etc. and 6 other insurance companies
Compensation liability insurance for gas accident	Real estate		500	Meritz Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for personal information protection	-		10,000	DB Insurance Co., Ltd.
Compensation liability insurance for electronic financial transaction	-		3,000	Lotte Insurance Co., Ltd., etc.
Compensation liability insurance for casualty	Real estate		1,000	Samsung Fire & Marine Insurance Co., Ltd.
Compaensation liability insurance for elevator accidents	-		80	Samsung Fire & Marine Insurance Co., Ltd.
		~~W~~	1,005,087

Besides the insurances listed above, the Group also has automobile liability insurance, medical insurance for employees, and casualty insurance for protecting property and employees.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

12.	Leases

(a) The details of the right-of-use assets for each type of underlying asset of the lessee as of December 31, 2021 and 2020 follows:

		December 31, 2021
		Acquisition cost	Accumulated depreciation	Book value
Real estate	~~W~~	860,893	(472,235)	388,658
Vehicle		40,083	(24,043)	16,040
Others		29,629	(17,789)	11,840
	~~W~~	930,605	(514,067)	416,538

		December 31, 2020
		Acquisition cost	Accumulated depreciation	Book value
Real estate	~~W~~	730,517	(313,857)	416,660
Vehicle		33,033	(17,684)	15,349
Others		25,488	(12,685)	12,803
	~~W~~	789,038	(344,226)	444,812

(b) Changes in right-of-use assets for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	416,661	15,349	12,803	444,813
Acquisitions		172,601	13,693	4,171	190,465
Disposals and write-offs		(3,279)	(3,135)	(30)	(6,444)
Depreciation		(214,232)	(10,048)	(5,104)	(229,384)
Effects of foreign currency movements		16,907	181	-	17,088
Ending balance	~~W~~	388,658	16,040	11,840	416,538

		December 31, 2020
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	445,132	19,071	12,103	476,306
Acquisitions		195,864	7,445	6,421	209,730
Disposals and write-offs		(3,234)	(300)	(15)	(3,549)
Depreciation		(215,718)	(10,861)	(5,706)	(232,285)
Effects of foreign currency movements		(5,384)	(6)	-	(5,390)
Ending balance	~~W~~	416,660	15,349	12,803	444,812

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

12.Leases (continued)

(c) The details of the maturity of the lease lability as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	19,006	27,208	36,418	62,657	188,722	46,023	380,034
Vehicle		5,988	1,505	1,918	3,559	9,149	-	22,119
Others		449	619	1,077	2,112	7,981	26	12,264
	~~W~~	25,443	29,332	39,413	68,328	205,852	46,049	414,416

		December 31, 2020
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	18,386	29,675	40,254	72,183	203,820	41,162	405,480
Vehicle		4,759	1,633	2,004	3,686	8,095	-	20,177
Others		503	772	1,155	1,937	8,912	1	13,280
	~~W~~	23,648	32,080	43,413	77,806	220,827	41,163	438,937

The abovementioned amounts have been classified as the earliest due dates on which the Group’s payment obligation arises based on undiscounted cash flows.

(d) For the years ended December 31, 2021 and 2020, the lease payment for low value assets is ~~W~~4,206 million and ~~W~~4,011 million, respectively.

(e) The Group applied a practical simplified method that does not evaluate whether it is a lease change for real estate rental fee discounts that have occurred as a direct result of the COVID-19. For the years ended December 31, 2021 and 2020, the amount recognized in profit or loss to reflect changes in lease payments arising from the rent discount is ~~W~~ 47,589 million and ~~W~~24,921 million.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

13.  Intangible assets

(a) Details of intangible assets as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Goodwill	~~W~~	28,199	59,139
Software		104,475	90,082
Development cost		78,159	60,000
Memberships		48,379	48,240
Others		283,914	282,380
	~~W~~	543,126	539,841

(b) Changes in intangible assets for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Goodwill	Software	Development cost	Membership	Other	Total
Beginning balance	~~W~~	59,139	90,082	60,000	48,240	282,380	539,841
Acquisitions		-	45,412	41,297	-	114,879	201,588
Disposal		-	(1,998)	-	(16)	-	(2,014)
Impairment		(30,940)	-	-	-	(1,124)	(32,064)
Amortization(*1)		-	(31,013)	(23,138)	-	(113,154)	(167,305)
Effects of foreign currency movements		-	1,992	-	155	933	3,080
Ending balance(*2)	~~W~~	28,199	104,475	78,159	48,379	283,914	543,126

(*1) ~~W~~108,802 million among amortization cost of other intangible assets is included in other operating expenses.

(*2) ~~W~~161,843 million of other intangible assets is accounted for as account payables.

		December 31, 2020
		Goodwill	Software	Development cost	Membership	Other	Total
Beginning balance	~~W~~	73,374	79,268	43,963	48,317	411,427	656,349
Acquisitions(*1)		-	39,850	36,226	13	25,947	102,036
Disposal		-	-	-	(17)	-	(17)
Impairment(*2)		(14,235)	-	-	(57)	(27,133)	(41,425)
Amortization(*3)		-	(27,886)	(20,189)	-	(127,185)	(175,260)
Effects of foreign currency movements		-	(1,150)	-	(16)	(676)	(1,842)
Ending balance(*4)	~~W~~	59,139	90,082	60,000	48,240	282,380	539,841

(*1) Included intangible assets related to the rights to be the depository bank of municipal and provincial governments.

(*2) The Group assessed the recoverable value of intangible assets related to the rights to be the depository bank of municipal and provincial governments due to the performance below forecast and future prospects. As a result of the assessment, the Group recognized impairment loss amounting to ~~W~~27,133 million for the year ended December 31, 2020. The impairment loss is included in the financial performance of the retail banking segment, and included in non-operating expenses in the consolidated statement of comprehensive income.

(*3) ~~W~~122,629 million among amortization cost of other intangible assets is included in other operating expenses.

(*4) ~~W~~298,901 million of other intangible assets is accounted for as account payables.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

13.	Intangible assets (continued)

(c) Goodwill

i) Details of goodwill

The carrying amounts of goodwill allocated to each Cash-Generating Unit (“CGU”) as of December 31, 2021 and 2020 are as follows:

CGU		December 31, 2021	December 31, 2020
PT Bank Shinhan Indonesia(*)	~~W~~	-	30,940
Shinhan Bank Vietnam Co., Ltd.		28,199	28,199
	~~W~~	28,199	59,139

(*)It occurred during the acquisition of PT Bank Metro Express and PT Centratama National Bank. The Group conducted an evaluation of the recoverable value of goodwill and recognized impairment loss of goodwill according to the test.

ii) Impairment test

The recoverable amount of all cash-generating units required for impairment testing is based on value in use. The recoverable amounts of CGUs are determined on the basis of value-in-use calculations using discounted cash flow (DCF) model.

ⓐ Measurement date and projection period

The recoverable amounts are measured as of June 30, 2021. The projection period used in value-in-use calculations is 5.5 years (July 2021 through December 2026) considering synergy effect of business combinations and the value-in-use after projection period is estimated on the assumption that the future cash flows will increase by perpetual growth rate for every year.

ⓑ Significant assumptions

The expected future cash flows from the cash-generating unit are based on the CPI growth rate, market size and the market share of the Group. Major unobservable assumptions applied during the forecast period are as follows:

(Unit: %)
Cash-generating units	Net interest income growth rate	Net commission income growth rate	General administrative expenses growth rate	Growth rate
PT Bank Shinhan Indonesia	14.15	9.68	6.87	30.78
Shinhan Bank Vietnam Co., Ltd.	6.36	3.02	6.49	4.95

The cost of equity capital is calculated by taking into account the systematic risk of the entity in the market risk premium paid in return for risk free rate. Permanent growth rate is estimated based on inflation and did not exceed the projected long-term average growth rate of the relevant industry report.

(Unit: %)
Cash-generating units	Discount rate	Permanent growth rate
PT Bank Shinhan Indonesia	12.10	2.00
Shinhan Bank Vietnam Co., Ltd.	11.60	2.00

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

13.	Intangible assets (continued)

(c) Goodwill (continued)

ii) Impairment test (continued)

ⓒ Significant assumptions

The carrying amounts and recoverable amounts of the CGUs to which goodwill has been allocated as of valuation date are as follows:

		PT Bank Shinhan Indonesia	Shinhan Bank Vietnam Co., Ltd.
Recoverable amount	~~W~~	353,381	1,247,579
Carrying amount(*)		385,777	994,515
Recoverable amount in excess of carrying amount amount	~~W~~	(32,396)	253,064

(*)The carrying amount includes goodwill for external subsidiary shares.

As a result of the impairment test of goodwill, the carrying amount exceeding the recoverable amount of PT Bank Shinhan Indonesia’s cash-generating unit is ~~W~~ 32,396 million, and ~~W~~ 32,072 million, which is the amount of 99% of the Bank's shares, is recognized as an impairment loss.

The number of customer contacts decreased due to the decrease in the base interest rate in Indonesia in 2021 and the impact of COVID-19. Therefore, reclaimable amount decreased due to reduced loan and increased provisioning by corporate borrowers. It decreased by ~~W~~ 56,587 million compared to the end of the 2020.

Also, the carrying amount of Shinhan Bank Vietnam’s cash-generating unit does not exceed the recoverable amount.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

14.	Investments in associates

(a) Investments in associates as of December 31, 2021 and 2020 are as follows:

				Ownership (%)
Investees	Location	Closing month	Industry sector	December 31, 2021	December 31, 2020
BNP Paribas Cardif Life Insurance Co., Ltd. (*1)(*2)	Korea	September 30	Insurance	14.99	14.99
KOREA FINANCE SECURITY (*1)(*5)	Korea	September 30	Other	14.91	14.91
DAEGY Electrical Construction Co., Ltd. (*8)	Korea	-	-	-	27.45
DOODOO LOGITECH (*3)(*4)	Korea	December 31	Other	27.96	27.96
One-Shinhan Future's New Technology Investment Fund 1 (*1)	Korea	September 30	Investment	27.78	27.78
KST-SH Laboratory Investment Fund No.1	Korea	December 31	Investment	20.00	20.00
One-Shinhan Future's New Technology Investment Fund 2 (*1)	Korea	September 30	Investment	29.70	29.70
One-Shinhan Connect New Technology Investment Fund 1 (*6)	Korea	December 31	Investment	30.00	-
Neoplux Technology Valuation Investment Fund (*1)	Korea	September 30	Investment	33.33	33.33
Partners 4th Growth Investment Fund (*1)	Korea	September 30	Investment	25.00	25.00
KTB Newlake Global Healthcare PEF (*1)	Korea	September 30	Investment	20.00	20.00
Newlake Growth Capital Partners2 PEF (*6)	Korea	December 31	Investment	23.01	-
DAEKWANG SEMICONDUCTOR Co., Ltd. (*9)	Korea	-	-	-	20.94
Songrim partners Co., Ltd. (*3)(*4)	Korea	December 31	Retail	35.34	35.34
Multimedia Tech Co., Ltd. (*8)	Korea	-	-	-	21.06
Hyungje art printing (*8)	Korea	-	-	-	31.54
MIEL Co., Ltd. (*3)(*4)	Korea	December 31	Other	28.77	28.77
COSPEC BIM tech (*9)	Korea	-	-	-	40.92
WON JIN HOME PLAN CO.,LTD (*9)	Korea	-	-	-	31.69
MSTEEL co.Ltd (*3)(*6)	Korea	December 31	Other	29.45	-
JB AIR (*3)(*6)	Korea	December 31	Other	28.77	-
REAL SPIN INC (*6)(*9)	Korea	-	-	-	-
BAEK DOO Co., Ltd (*3)(*6)	Korea	December 31	Retail	25.90	-
Chungwon assets (*3)(*6)	Korea	December 31	Manufacturing	22.53	-
Jinmyung Plus (*3)(*6)	Korea	December 31	Manufacturing	22.20	-
Korea Credit Bureau (*1)(*5)	Korea	September 30	Credit information	4.50	4.50
Goduck Gangil1 PFV Co., Ltd (*1)(*5)	Korea	September 30	Real estate	1.04	1.04
Goduck Gangil10 PFV Co., Ltd (*1)(*5)	Korea	September 30	Real estate	14.00	14.00
SBC PFV Co., Ltd (*1)(*5)(*7)	Korea	September 30	Real estate	12.50	12.50
ICSF (The Korea’s Information Center for Savings & Finance) (*4)	Korea	December 31	Service	32.26	32.26
Shinhan-Albatross	Korea	December 31	Investment	33.33	33.33
Shinhan-Neoplux Energy Newbiz Fund (*1)	Korea	September 30	Investment	23.33	23.33
Stassets-DA Value Healthcare Fund I (*1)	Korea	September 30	Investment	24.10	24.10
Shinhan SKS Corporate Recovery Private Equity Fund (*1)(*6)	Korea	September 30	Investment	23.99	-
Korea Digital Asset Custody (*1)(*5)(*6)	Korea	September 30	Service	14.98	-
Shinhan VC tomorrow venture fund 1 (*1)(*6)	Korea	September 30	Investment	21.74	-

(*1) Financial statements as of September 30, 2021 are used for the equity method accounting since the financial statements as of December 31, 2021 are not available. Significant trades and events occurred within the period are properly reflected.

(*2) The Group used equity method accounting as the Group has significant influence over the investee through significant operating transactions.

(*3) In the course of the rehabilitation process, the shares were acquired through debt-equity swap. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before December 31, 2021. Also, it has been reclassified to the investments in associates.

(*4) The latest financial statements available are used for the equity method accounting since the financial statements as of December 31, 2021 are not available. Significant trades and events occurred within the period are properly reflected.

(*5) Although it holds less than 20% of shares, the equity method is applied for evaluation since it has significant impact on the investee, such as participation in their decision making.

(*6) It is newly acquired for the year ended December 31, 2021. Also, it has been incorporated into investments in associates

(*7) The percentage of voting rights held is 4.65%.

(*8) Excluded from associates due to retirement of shares for the year ended December 31, 2021.

(*9) Excluded from associates due to sale of shares for the year ended December 31, 2021.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

14.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2021 and 2020 are as follows:

	December 31, 2021
Associates	Acqui-sition cost	Beginn-ing balance	Acqui-sition (redemp-tion)	Gain from disposal	Share of profit (loss) of associates	Share of other comprehe-nsive income (loss) of associates	Dividends received	Others	Ending balance
BNP Paribas Cardif Life Insurance Co., Ltd.	42,204	50,606	-	-	(660)	(5,918)	-	-	44,028
KOREA FINANCE SECURITY	3,448	3,055	-		(61)	-	-	-	2,994
DAEGY Electrical Construction Co., Ltd.	-	69	-	(66)	-	(3)	-	-	-
DOODOO LOGITECH	-	1	-	-	-	-	-	-	1
One-Shinhan Future's New Technology Investment Fund 1	3,000	2,921	-		(76)	-	-	-	2,845
KST-SH Laboratory Investment Fund No.1	1,500	920	500		(12)	-	-	-	1,408
One-Shinhan Future's New Technology Investment Fund 2	2,970	1,783	1,170		(61)	-	-	-	2,892
One-Shinhan Connect New Technology Investment Fund 1	72,000	-	72,000		(1,060)	-	-	-	70,940
Neoplux Technology Valuation Investment Fund	2,278	9,083	(7,824)	-	10,869	-	(3,073)	-	9,055
Partners 4th Growth Investment Fund	9,801	11,958	(3,753)	-	12,525	4,694	(12,390)	-	13,034
KTB Newlake Global Healthcare PEF	6,770	6,269	-	-	6	-	-	-	6,275
Newlake Growth Capital Partners2 PEF	10,000	-	10,000		(61)	-	-	-	9,939
DAEKWANG SEMICONDUCTOR Co., Ltd.	-	3,631	(2,020)	(1,721)	113	(3)		-	-
Songrim partners Co., Ltd. (*2)	-	-	-	-	-	-	-	-	-
Multimedia Tech Co., Ltd. (*2)	-	-	-	-	-	-	-	-	-
Hyungje art printing (*2)	-	-	-	-	-	-	-		-
MIEL Co., Ltd. (*2)	-	-	-	-	-	-	-	-	-
COSPEC BIM tech	-	95	(89)	(86)	80	-	-	-	-
WON JIN HOME PLAN CO.,LTD	-	189	(102)	(87)	-	-	-	-	-
MSTEEL co.Ltd (*1)	-	-	-	-	-	-	-	1,538	1,538
JB AIR (*1)	-	-			-	-	-	22	22
REAL SPIN INC	-	-	(4)	(74)	-	-	-	78	-
BAEK DOO Co., Ltd (*1)	-	-	-	-	-	-	-	152	152
Chungwon assets (*1)	-	-	-	-	-	-	-	239	239
Jinmyung Plus (*1)	-	-	-	-	-	-	-	26	26
Korea Credit Bureau	2,250	3,488	-	-	404	-	(45)	-	3,847
Goduck Gangil1 PFV Co., Ltd (*2)	50	-	-	-	-	-	-	-	-
Goduck Gangil10 PFV Co., Ltd (*2)	700	23	-	-	(23)	-	-	-	-
SBC PFV Co., Ltd	16,250	9,104	6,250	-	(563)	-	-	-	14,791
ICSF (The Korea’s Information Center for Savings & Finance)	300	159	-	-	8	-	-	-	167
Shinhan-Albatross	3,100	8,772	(6,000)	-	4,248	-	-	-	7,020
Shinhan-Neoplux Energy Newbiz Fund	10,940	10,355	350	-	(107)	-	-	-	10,598
Stassets-DA Value Healthcare Fund I	614	753	-	-	(13)	-	-	-	740
Shinhan SKS Corporate Recovery Private Equity Fund	4,015	-	4,015	-	(87)	-	-	-	3,928
Korea Digital Asset Custody	505	-	505	-	(70)	-	-	-	435
Shinhan VC tomorrow venture fund 1	5,000	-	5,000	-	-	-	-	-	5,000
	197,695	123,234	79,998	(2,034)	25,399	(1,230)	(15,508)	2,055	211,914

(*1) No cash flow is involved as acquired from another account as reclassification.

(*2) This item has a book value of zero due to cumulative unrealized losses since its initial acquisition.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

14.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
Associates		Acqui-sition cost	Beginn-ing balance	Acqui-sition (redemp-tion)	Gain from disposal	Share of profit (loss) of associates	Share of other comprehe-nsive income (loss) of associates	Dividends received	Others	Ending balance
BNP Paribas Cardif Life Insurance Co., Ltd.	~~W~~	42,204	52,600	-	-	(936)	(1,058)	-	-	50,606
KOREA FINANCE SECURITY		3,448	3,235	-	-	(180)	-	-	-	3,055
DAEGY Electrical Construction Co., Ltd.		-	109	-	-	(40)	-	-	-	69
DOODOO LOGITECH		-	7	-	-	(6)	-	-	-	1
One Shinhan Future's Fund 1(*1)		3,000	-	-	-	(79)	-	-	3,000	2,921
KST-Shinhan Fund 1(*1)		1,000	-	500	-	(80)	-	-	500	920
One Shinhan Future's Fund 2(*1)		1,800	-	1,200	-	(17)	-	-	600	1,783
Neoplux Technology Valuation Investment Fund		10,102	16,384	(7,304)	-	3	-	-	-	9,083
Partners 4th Growth Investment Fund		13,554	14,917	(1,925)	-	1,516	-	(2,550)	-	11,958
KTB Newlake Global Healthcare PEF		6,770	7,521	(1,266)	-	48	-	(34)	-	6,269
DAEKWANG SEMICON DUCTOR Co., Ltd.		-	3,387	-	-	244	-	-	-	3,631
Songrim Co., Ltd.(*2)		-	-	-	-	-	-	-	-	-
Multimedia Tech Co., Ltd. (*2)		-	19	-	-	(19)	-	-	-	-
Hyungje art printing (*2)		-	-	-	-	-	-	-	-	-
MIEL Co., Ltd.(*2)		-	-	-	-	-	-	-	-	-
COSPEC BIM tech (*2)		-	-	-	-	(81)	-	-	176	95
WON JIN HOME PLAN CO.,LTD		-	183	-	-	6	-	-	-	189
Korea Credit Bureau		2,250	3,406	-	-	127	-	(45)	-	3,488
Goduck Gangil1 PFV Co., Ltd (*2)		50	48	-	-	(48)	-	-	-	-
Goduck Gangil10 PFV Co., Ltd		700	-	700	-	(677)	-	-	-	23
SBC PFV Co., Ltd		10,000	10,000	-	-	(896)	-	-	-	9,104
GMG Development Co,. Ltd		-	3	(3)	-	-	-	-	-	-
ICSF (The Korea’s Information Center for Savings & Finance)		300	148	-	-	11	-	-	-	159
Shinhan-Albatross Technology Investment Fund		9,100	5,833	3,100	-	(161)	-	-	-	8,772
Miraeequity-Incus Venture Business Fund No.4		-	1,916	(2,914)	998	-	-	-	-	-
Shinhan-Neoplux Energy Newbiz Fund		10,590	7,880	2,190	-	285	-	-	-	10,355
Stassets-DA Value Healthcare Fund I		615	584	-	-	169	-	-	-	753
	~~W~~	115,483	128,180	(5,722)	998	(811)	(1,058)	(2,629)	4,276	123,234

(*1) No cash flow is involved as acquired from another account as reclassification.

(*2) This item has a book value of zero due to cumulative unrealized losses since its initial acquisition.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

14.  Investments in associates (continued)

(c) Condensed financial statements of associates as of December 31, 2021 and 2020 are as follows:

Associates	December 31, 2021
	Assets	Liabilities	Operating revenue	Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance Co., Ltd.	3,268,153	2,974,519	48,207	(4,499)	(39,454)	(43,953)
KOREA FINANCE SECURITY	35,044	14,966	63,693	(412)	-	(412)
DOODOO LOGITECH	4	-	-	(1)	-	(1)
One-Shinhan Future's New Technology Investment Fund 1	10,244	-	3	(272)	-	(272)
KST-SH Laboratory Investment Fund No.1	7,043	2	-	(56)	-	(56)
One-Shinhan Future's New Technology Investment Fund 2	9,736	-	-	(205)	-	(205)
One-Shinhan Connect New Technology Investment Fund 1	236,479	11	39	(3,532)	-	(3,532)
Neoplux Technology Valuation Investment Fund	30,463	3,298	33,345	32,607	-	32,607
Partners 4th Growth Investment Fund	60,073	7,939	52,019	50,100	18,774	68,874
KTB Newlake Global Healthcare PEF	30,969	161	552	27	-	27
Newlake Growth Capital Partners2 PEF	43,187	-	290	(263)	-	(263)
Songrim partners Co., Ltd.	1,003	1,065	548	-	-	-
MIEL Co., Ltd.	491	632	36	(56)	-	(56)
MSTEEL co.Ltd	9,635	4,412	3,126	-	-	-
JB AIR	386	310	319	-	-	-
BAEK DOO Co., Ltd	1,711	1,125	1,278	-	-	-
Chungwon assets	3,358	2,296	2,445	-	-	-
Jinmyung Plus	624	506	205	-	-	-
Korea Credit Bureau	129,478	43,981	121,982	8,988	-	8,988
Goduck Gangil1 PFV Co., Ltd	301,513	317,276	88,085	(1,835)	-	(1,835)
Goduck Gangil10 PFV Co., Ltd	253,607	261,969	-	(8,526)	-	(8,526)
SBC PFV Co., Ltd	334,262	175,976	-	(4,462)	-	(4,462)
ICSF (The Korea’s Information Center for Savings & Finance)	539	21	100	28	-	28
Shinhan-Albatross	21,552	491	14,217	12,745	-	12,745
Shinhan-Neoplux Energy Newbiz Fund	46,175	755	1,808	(460)	-	(460)
Stassets-DA Value Healthcare Fund I	3,131	62	-	(55)	-	(55)
Shinhan SKS Corporate Recovery Private Equity Fund	16,604	230	314	(364)	-	(364)
Korea Digital Asset Custody	693	17	-	(470)	-	(470)
Shinhan VC tomorrow venture fund 1	23,000	-	-	-	-	-
	4,879,157	3,812,020	432,611	79,027	(20,680)	58,347

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

14.	Investments in associates (continued)

(c) Condensed financial statements of associates as of December 31, 2021 and 2020 are as follows: (continued)

Associates		December 31, 2020
		Assets	Liabilities	Operating revenue	Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance Co., Ltd.	~~W~~	3,526,148	3,188,562	38,669	(6,555)	(7,052)	(13,607)
KOREA FINANCE SECURITY		37,522	17,032	118,906	(1,174)	-	(1,174)
DAEGY Electrical Construction Co., Ltd.		280	28	-	(145)	-	(145)
DOODOO LOGITECH		5	-	115	(21)	-	(21)
One Shinhan Future's Fund 1		10,516	-	14	(284)	-	(284)
KST-Shinhan Fund 1		4,598	-	-	(402)	-	(402)
One Shinhan Future's Fund 2		6,003	-	-	(57)	-	(57)
Neoplux Technology Valuation Investment Fund		27,905	656	3,118	9	-	9
Partners 4th Growth Investment Fund		48,678	846	7,231	6,059	-	6,059
KTB Newlake Global Healthcare PEF		31,005	225	598	244	-	244
DAEKWANG SEMICON DUCTOR Co., Ltd.		23,682	6,339	3,836	1,163	-	1,163
Songrim Co., Ltd.		1,003	1,065	548	-	-	-
Multimedia Tech Co., Ltd.		593	662	555	(158)	-	(158)
Hyungje art printing		866	1,130	253	-	-	-
MIEL Co., Ltd.		474	559	585	(169)	-	(169)
COSPEC BIM tech		1,802	1,373	663	(196)	-	(196)
WON JIN HOME PLAN CO.,LTD		4,230	3,633	2,334	21	262	283
Korea Credit Bureau		114,571	37,062	93,275	3,992	-	3,992
Goduck Gangil1 PFV Co., Ltd		334,349	348,276	-	(10,065)	-	(10,065)
Goduck Gangil10 PFV Co., Ltd		247,130	246,966	-	(4,837)	-	(4,837)
SBC PFV Co., Ltd		119,994	7,199	-	(7,169)	-	(7,169)
ICSF (The Korea’s Information Center for Savings & Finance)		491	1	102	33	-	33
Shinhan-Albatross Technology Investment Fund		26,753	437	12	(430)	-	(430)
Shinhan-Neoplux Energy Newbiz Fund		44,696	315	2,522	1,223	-	1,223
Stassets-DA Value Healthcare Fund I		3,135	11	715	701	-	701
	~~W~~	4,616,429	3,862,377	274,051	(18,217)	(6,790)	(25,007)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

14.	Investments in associates (continued)

(d) Reconciliation of associates’ financial information presented to the carrying amount of the Group’s interest in the associates as of December 31, 2021 and 2020 are as follows:

Associates	December 31, 2021
	Net assets (A)	Proportion of ownership interest (B)	Equity amount of net asset (A) x (B)	Unrealized income and expenses	Other adjustments	Carrying amount
BNP Paribas Cardif Life Insurance Co., Ltd.	293,633	14.99%	44,045	(17)	-	44,028
KOREA FINANCE SECURITY	20,077	14.91%	2,994	-	-	2,994
DOODOO LOGITECH	4	27.96%	1	-	-	1
One-Shinhan Future's New Technology Investment Fund 1	10,243	27.78%	2,845	-	-	2,845
KST-SH Laboratory Investment Fund No.1	7,041	20%	1,408	-	-	1,408
One-Shinhan Future's New Technology Investment Fund 2	9,736	29.70%	2,892	-	-	2,892
One-Shinhan Connect New Technology Investment Fund 1	236,468	30%	70,940	-	-	70,940
Neoplux Technology Valuation Investment Fund	27,164	33.33%	9,055	-	-	9,055
Partners 4th Growth Investment Fund	52,134	25%	13,034	-	-	13,034
KTB Newlake Global Healthcare PEF(*1)	30,807	20%	6,162	-	113	6,275
Newlake Growth Capital Partners2 PEF	43,187	23.01%	9,939	-	-	9,939
Songrim partners Co., Ltd. (*2)	(62)	35.34%	(22)	-	22	-
MIEL Co., Ltd. (*2)	(141)	28.77%	(41)	-	41	-
MSTEEL co.Ltd	5,223	29.45%	1,538	-	-	1,538
JB AIR	76	28.77%	22	-	-	22
BAEK DOO Co., Ltd	586	25.90%	152	-	-	152
Chungwon assets	1,062	22.53%	239	-	-	239
Jinmyung Plus	118	22.20%	26	-	-	26
Korea Credit Bureau	85,497	4.50%	3,847	-	-	3,847
Goduck Gangil1 PFV Co., Ltd (*2)	(15,763)	1.04%	(164)	-	164	-
Goduck Gangil10 PFV Co., Ltd (*2)	(8,362)	14%	(1,171)	-	1,171	-
SBC PFV Co., Ltd (*3)	158,286	12.50%	19,786	-	(4,995)	14,791
ICSF (The Korea’s Information Center for Savings & Finance)	518	32.26%	167	-	-	167
Shinhan-Albatross	21,061	33.33%	7,020	-	-	7,020
Shinhan-Neoplux Energy Newbiz Fund	45,420	23.33%	10,598	-	-	10,598
Stassets-DA Value Healthcare Fund I	3,069	24.10%	740	-	-	740
Shinhan SKS Corporate Recovery Private Equity Fund	16,374	23.99%	3,928	-	-	3,928
Korea Digital Asset Custody (*1)	676	14.98%	101	-	334	435
Shinhan VC tomorrow venture fund 1	23,000	21.74%	5,000	-	-	5,000
	1,067,132		215,081	(17)	(3,150)	211,914

(*1) Other is the fair value adjustment amount incurred during acquisition.

(*2) Other adjustments represent the unrecognized share of accumulated losses resulting from the Group’s discontinuing the use of equity method since its interest is reduced to zero by the accumulated losses of the investee.

(*3) It is the amount of adjustment that does not use of the equity method for preferred shares without voting rights issued by the investee.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

14.	Investments in associates (continued)

(d) Reconciliation of associates’ financial information presented to the carrying amount of the Group’s interest in the associates as of December 31, 2021 and 2020 are as follows: (continued)

Associates	December 31, 2020
	Net assets (A)	Proportion of ownership interest (B)	Equity amount of net asset (A) x (B)	Unrealized income and expenses	Other adjustments	Carrying amount
BNP Paribas Cardif Life Insurance Co., Ltd.	337,586	14.99%	50,638	(32)	-	50,606
KOREA FINANCE SECURITY	20,490	14.91%	3,055	-	-	3,055
DAEGY Electrical Construction Co., Ltd.	252	27.45%	69	-	-	69
DOODOO LOGITECH	4	27.96%	1	-	-	1
One Shinhan Future's Fund 1	10,516	27.78%	2,921	-	-	2,921
KST-Shinhan Fund 1	4,598	20.00%	920	-	-	920
One Shinhan Future's Fund 2	6,003	29.70%	1,783	-	-	1,783
Neoplux Technology Valuation Investment Fund	27,249	33.33%	9,083	-	-	9,083
Partners 4th Growth Investment Fund	47,832	25.00%	11,958	-	-	11,958
KTB Newlake Global Healthcare PEF(*1)	30,780	20.00%	6,156	-	113	6,269
DAEKWANG SEMICON DUCTOR Co., Ltd.	17,343	20.94%	3,631	-	-	3,631
Songrim Co., Ltd.(*2)	(62)	35.34%	(22)	-	22	-
Multimedia Tech Co., Ltd.(*2)	(69)	21.06%	(15)	-	15	-
Hyungje art printing(*2)	(264)	31.54%	(83)	-	83	-
MIEL Co., Ltd.(*2)	(86)	28.77%	(25)	-	25	-
COSPEC BIM tech	233	40.92%	95	-	-	95
WON JIN HOME PLAN CO.,LTD	597	31.69%	189	-	-	189
Korea Credit Bureau	77,509	4.50%	3,488	-	-	3,488
Goduck Gangil1 PFV Co., Ltd(*2)	(13,927)	1.04%	(145)	-	145	-
Goduck Gangil10 PFV Co., Ltd	163	14.00%	23	-	-	23
SBC PFV Co., Ltd(*3)	112,794	12.50%	14,099	-	(4,995)	9,104
ICSF (The Korea’s Information Center for Savings & Finance)	490	32.26%	159	-	-	159
Shinhan-Albatross Technology Investment Fund	26,316	33.33%	8,772	-	-	8,772
Shinhan-Neoplux Energy Newbiz Fund	44,381	23.33%	10,355	-	-	10,355
Stassets-DA Value Healthcare Fund I	3,135	24.10%	753	-	-	753
	753,863		127,858	(32)	(4,592)	123,234

(*1) Other is the fair value adjustment amount incurred during acquisition.

(*2) Other adjustments represent the unrecognized share of accumulated losses resulting from the Group’s discontinuing the use of equity method since its interest is reduced to zero by the accumulated losses of the investee.

(*3) It is the amount of adjustment that does not use of the equity method for preferred shares without voting rights issued by the investee.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

14.	Investments in associates (continued)

(e) The unrecognized equity method losses and accumulated unrecognized equity losses for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Unrecognized equity method loss	Accumulated unrecognized equity method loss
Songrim Co., Ltd.	~~W~~	-	(22)
MIEL Co., Ltd		(16)	(41)
Goduck Gangil1 PFV Co., Ltd		(19)	(164)
Goduck Gangil10 PFV Co., Ltd		(1,171)	(1,171)
	~~W~~	(1,206)	(1,398)

		December 31, 2020
		Unrecognized equity method loss	Accumulated unrecognized equity method loss
Songrim Co., Ltd.	~~W~~	-	(22)
Multimedia Tech Co., Ltd		(15)	(15)
Hyungje Art Printing		-	(83)
MIEL Co., Ltd.		(25)	(25)
Goduck Gangil1 PFV Co., Ltd		(145)	(145)
	~~W~~	(185)	(290)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

15.  Investment properties

(a) Investment properties as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	455,753	-	455,753
Buildings		257,432	(106,908)	150,524
	~~W~~	713,185	(106,908)	606,277

		December 31, 2020
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	454,486	-	454,486
Buildings		247,290	(91,537)	155,753
	~~W~~	701,776	(91,537)	610,239

(b) Changes in investment properties for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Land	Buildings	Total
Beginning balance	~~W~~	454,486	155,753	610,239
Acquisition		3,442	4,849	8,291
Disposal		-	(2,279)	(2,279)
Depreciation		-	(12,255)	(12,255)
Amounts transferred from (to) property and equipment		(4,177)	4,209	32
Amounts transferred to assets held for sale		2,002	237	2,239
Foreign currency adjustment		-	10	10
Ending balance	~~W~~	455,753	150,524	606,277

		December 31, 2020
		Land	Buildings	Total
Beginning balance	~~W~~	488,845	146,675	635,520
Acquisition		-	4,555	4,555
Disposal		(80)	(145)	(225)
Depreciation		-	(11,554)	(11,554)
Amounts transferred from (to) property and equipment		(33,444)	16,296	(17,148)
Amounts transferred to assets held for sale		(835)	(76)	(911)
Foreign currency adjustment		-	2	2
Ending balance	~~W~~	454,486	155,753	610,239

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

15.  Investment properties

(c) Fair value of investment properties as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Investment properties (*)	~~W~~	706,509	659,314

(*) Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

(d) Income and expenses on investment properties for the years ended December 31, 2021 and 2020 are as follows

		December 31, 2021	December 31, 2020
Rental income	~~W~~	24,244	27,472
Direct operating expenses for investment properties that generate rental income		4,985	5,026

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

16.	Other assets

Other assets as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Unsettled trades and accounts receivable	~~W~~	7,397,838	4,732,147
Domestic exchange settlement receivables		6,646,920	3,969,758
Guarantee deposits		919,410	976,391
Accrued income		1,452,347	1,323,380
Prepaid expense		102,432	90,338
Suspense payments		292,145	180,082
Sundry assets		120,432	140,615
Others		10,493	15,513
Present value discount		(23,111)	(24,493)
Allowance for impairment		(160,976)	(22,474)
	~~W~~	16,757,931	11,381,257

17.	Non-current assets held for sale

(a) Non-current assets held for sale as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Property and equipment	~~W~~	30,706	41,083

The Group has classified property and equipment which are highly expected to be sold within one year from December 31, 2021, as non-current assets held for sale.

(b) The cumulative income or loss recognized in other comprehensive income

There are no cumulative income or loss recognized in other comprehensive income relating to non-current assets held for sale as of December 31, 2021 and 2020.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

18.	Pledged assets

(a) Assets pledged as collateral as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020	Reasons for collateral
Securities (*1):
Securities at FVOCI	~~W~~	2,338,898	2,294,273	Borrowings, Settlement security for Bank of Korea, Borrowing securities, etc
Securities at amortized cost		15,897,633	14,344,590	Borrowings, Settlement security for Bank of Korea, Customer RP, etc
		18,236,531	16,638,863
Property and equipment (*2)		4,041	4,041	Set for near mortgage, etc
	~~W~~	18,240,572	16,642,904

(*1) The carrying amounts of assets pledged as collateral that the third party had the right to sell or repledge regardless of the Group’s default as of December 31, 2021 and 2020 are ~~W~~ 606,432 million and ~~W~~ 703,124 million, respectively.

(*2) The amounts are based on the notification amount of pledge.

(b) The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2021 and 2020 are as follows:

		December 31, 2021		December 31, 2020
		Collateral held	Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	~~W~~	2,163,744	-	2,871,910	-

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

19.	Deposits

Deposits as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Demand deposits:
Korean won	~~W~~	150,303,143	131,215,165
Foreign currencies		20,776,554	16,906,684
		171,079,697	148,121,849
Time deposits:
Korean won		135,611,024	133,090,296
Foreign currencies		20,858,940	20,196,057
Gain on fair value hedge		(93,765)	(46,940)
		156,376,199	153,239,413
Negotiable certificates of deposits		16,399,604	5,942,309
Note discount deposits		5,818,001	6,226,937
CMA		5,246,478	4,006,319
Others		17,645	18,765
	~~W~~	354,937,624	317,555,592

20.	Financial liabilities at fair value through profit or loss

(a) Financial liabilities at FVTPL as of December 31, 2021 and 2020 are as follows:

	December 31, 2021			December 31, 2020
	Interest rate (%)		Amount	Interest rate (%)		Amount
Securities sold:
Equity securities	-	~~W~~	2,203	-	~~W~~	-
Gold/silver deposits	-		581,459	-		539,564
		~~W~~	583,662		~~W~~	539,564

(b) Net gain (loss) on financial liabilities at FVTPL for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Securities sold:
Gain on sale	~~W~~	-	470
Loss on sale		-	(119)
Gain on valuation		30	-
Loss on valuation		(27)	-
Gold/silver deposits:
Gain on sale		3,937	10,700
Loss on sale		(446)	(2,389)
Loss on valuation		(26,224)	(83,316)
	~~W~~	(22,730)	(74,654)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

21.	Borrowings

Borrowings as of December 31, 2021 and 2020 are as follows:

	December 31, 2021			December 31, 2020
	Interest rate (%)		Amount	Interest rate (%)		Amount
Call money:
Korean won	0.00	~~W~~	-	0.35~0.45	~~W~~	620,000
Foreign currencies	(0.30)~0.68		1,444,111	0.00~0.55		1,035,042
			1,444,111			1,655,042

Bill sold	0.00~1.47		9,032	0.00~1.10		10,706
Bonds sold under repurchase agreements:
Korean won	0.00~1.12		1,176	0.00~0.57		552
Foreign currencies	5.15		81,402	0.59~5.15		158,880
			82,578			159,432
Borrowings in Korean won:
Borrowings from Bank of Korea	0.25		5,150,101	0.25		5,207,892
Others	0.00~3.70		7,356,645	0.00~4.25		6,791,884
			12,506,746			11,999,776
Borrowings in foreign currencies:
Overdraft due to banks	0.00~0.30		42,434	0.00		71,309
Borrowings from banks	(0.49)~5.50		5,147,868	0.00~7.50		5,288,021
Sub-lease	0.00		9,994	0.00		8,976
Others	0.00~11.25		1,719,569	0.00~9.85		1,362,125
			6,919,865			6,730,431
Deferred origination costs			(93)			(405)
		~~W~~	20,962,239		~~W~~	20,554,982

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

22.	Debt securities issued

Debt securities issued as of December 31, 2021 and 2020 are as follows:

	December 31, 2021			December 31, 2020
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.79~8.00	~~W~~	27,321,306	0.67~8.00	~~W~~	24,690,090
Subordinated debt securities issued	2.20~4.60		3,860,125	2.20~4.60		3,200,125
Gain on fair value hedges			(122,069)			(63,652)
Discount on debt securities issued			(14,726)			(14,599)
			31,044,636			27,811,964
Debt securities issued in foreign currencies:
Debt securities issued	0.25~3.88		4,178,338	0.25~3.88		3,749,583
Subordinated debt securities issued	3.75~5.00		2,299,631	3.75~5.00		2,673,824
Gain on fair value hedges			130,392			309,880
Discount on debt securities issued			(27,258)			(28,946)
			6,581,103			6,704,341
		~~W~~	37,625,739		~~W~~	34,516,305

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

23.	Defined benefit liabilities (assets)

(a) Defined benefit plan assets and liabilities

The Group operates a defined benefit pension system based on employees’ length of service. The Group also trusts plan assets in trust companies, fund companies and other similar companies.

Defined benefit plan assets and liabilities as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Present value of defined benefit obligations	~~W~~	1,594,573	1,583,133
Fair value of plan assets		(1,703,164)	(1,590,977)
Net defined benefit liabilities	~~W~~	(108,591)	(7,844)

(b) Changes in the present value of defined benefit obligations for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Beginning balance	~~W~~	1,583,133	1,502,153
Current service cost		127,003	129,297
Interest expense		48,209	42,241
Remeasurements (*1)(*2)		(73,902)	(36,560)
Effects of foreign currency movements		249	(508)
Benefits paid by the plan		(96,374)	(68,020)
Others		5,055	5,279
Past service cost		1,200	9,251
Ending balance	~~W~~	1,594,573	1,583,133

(*1) Remeasurements for the year ended December 31, 2021 consist of ~~W~~65,846million of actuarial gain arising from changes in financial assumptions, ~~W~~8,056million of actuarial gain arising from changes in experience adjustments.

(*2) Remeasurements for the year ended December 31, 2020 consist of ~~W~~39,038million of actuarial gain arising from changes in demographic assumptions, ~~W~~2,478 million of actuarial loss arising from changes in financial assumptions.

(c) Changes in the fair value of plan assets

Changes in the fair value of plan assets for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Beginning balance	~~W~~	1,590,977	1,445,985
Interest income		49,551	41,769
Remeasurements		(27,024)	(15,611)
Contributions paid into the plan		177,000	179,000
Benefits paid by the plan		(87,340)	(60,166)
Ending balance	~~W~~	1,703,164	1,590,977

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

23.	Defined benefit liabilities (assets) (continued)

(d) The amount of major categories of the fair value of plan assets as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Deposits	~~W~~	1,532,588	1,527,464
Others		170,576	63,513
	~~W~~	1,703,164	1,590,977

(e) Actuarial assumptions as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020	Descriptions
Discount rate	3.48%	2.98%	AA0 Corporate bond yields
Future salary increasing rate	2.29% + Promotion rate	2.21% + Promotion rate	Average for last 5 years

(f) Sensitivity analysis

Sensitivity analysis of the present value fluctuations of defined benefit obligations as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	~~W~~	(146,684)	170,311
Future salary increasing rate		170,628	(149,607)

		December 31, 2020
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	~~W~~	(152,648)	178,067
Future salary increasing rate		177,629	(155,105)

(g) The maturity analysis of undiscounted retirement benefit payments for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	~~W~~	37,458	61,657	303,266	492,996	1,449,762	2,345,139

		December 31, 2020
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	~~W~~	35,673	62,323	247,007	481,324	1,403,079	2,229,406

(h) The weighted average durations of defined benefit obligations as of December 31, 2021 and 2020 are 10.3 years and 10.7 years, respectively.

(i) The Group's estimated contribution will be ~~W~~ 127,000 million as of December 31, 2022.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

24.	Provisions

(a) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Loan commitments and other liabilities for credit			Financial guarantee contracts			Total
			Lifetime expected credit losses			Lifetime expected credit losses
		12-month expected credit losses	Credit unimpaired financial asset	Credit-impaired financial asset	12-month expected credit losses	Credit unimpaired financial asset	Credit-impaired financial asset
Beginning balance	~~W~~	83,726	21,858	-	50,375	7,282	9	163,250
Transfer to 12-month expected credit losses		4,671	(4,671)	-	2,892	(2,892)	-	-
Transfer to lifetime expected credit losses		(3,266)	3,266	-	(3,621)	3,621	-	-
Transfer to impaired financial asset		(56)	(75)	131	-	-	-	-
Provision (reversal)		(17,758)	(1,028)	(131)	(268)	(312)	5	(19,492)
Foreign exchange movements		1,964	1,077	-	1,910	534	-	5,485
Others (*)		-	-	-	(3,463)	(1,671)	13	(5,121)
Ending balance	~~W~~	69,281	20,427	-	47,825	6,562	27	144,122

(*) These include the new occurrence of financial guarantee contracts, which are evaluated at the initial fair value, and the effects of changes due to the arrival of maturity and changes in discount rates.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

24.	Provisions (continued)

(a) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Loan commitments and other liabilities for credit			Financial guarantee contracts			Total
			Lifetime expected credit losses			Lifetime expected credit losses
		12-month expected credit losses	Credit unimpaired financial asset	Credit-impaired financial asset	12-month expected credit losses	Credit unimpaired financial asset	Credit-impaired financial asset
Beginning balance	~~W~~	65,836	20,872	6	59,133	5,555	811	152,213
Transfer to 12-month expected credit losses		5,177	(5,177)	-	2,059	(2,059)	-	-
Transfer to lifetime expected credit losses		(2,546)	2,546	-	(3,913)	3,913	-	-
Transfer to impaired financial asset		(56)	(104)	160	-	-	-	-
Provision (reversal)		16,508	4,073	(166)	7,950	1,844	(822)	29,387
Foreign exchange movements		(1,193)	(352)	-	(1,335)	(223)	(49)	(3,152)
Others (*)		-	-	-	(13,519)	(1,748)	69	(15,198)
Ending balance	~~W~~	83,726	21,858	-	50,375	7,282	9	163,250

(*) These include the new occurrence of financial guarantee contracts, which are evaluated at the initial fair value, and the effects of changes due to the arrival of maturity and changes in discount rates.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

24.	Provisions (continued)

(b) Changes in other provisions for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Asset retirement	Litigation	Non-financial guarantee contracts	Others	Total
Beginning balance	~~W~~	40,884	8,892	21,958	111,311	183,045
Provision (reversal)		6,779	(672)	3,701	79,421	89,229
Provision used		(2,415)	(5,107)	-	(8,382)	(15,904)
Foreign exchange movements		-	-	1,264	(540)	724
Others (*)		3,614	-	(100)	311	3,825
Ending balance	~~W~~	48,862	3,113	26,823	182,121	260,919

(*) This is the effect of changing the discount rate.

		December 31, 2020
		Asset retirement	Litigation	Non-financial guarantee contracts	Others	Total
Beginning balance	~~W~~	39,089	5,895	25,586	46,282	116,852
Provision (reversal)		1,344	3,046	(2,709)	69,173	70,854
Provision used		(920)	(49)	-	(6,765)	(7,734)
Foreign exchange movements		-	-	(1,030)	697	(333)
Others (*)		1,371	-	111	1,924	3,406
Ending balance	~~W~~	40,884	8,892	21,958	111,311	183,045

(*) This is the effect of changing the discount rate.

(c) Asset retirement obligation liabilities

Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which are discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of the lease contract. Such costs are reasonably estimated using the average lease period and the average restoration expenses. The average lease period is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

25.	Other liabilities

Other liabilities as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Account payables	~~W~~	7,584,144	5,132,357
Borrowing from trust account		5,189,455	5,082,658
Accrued expenses		2,238,814	2,298,435
Liability incurred by agency relationship		1,191,097	1,239,226
Domestic exchange settlement payable		1,809,727	5,674,689
Lease liabilities (*)		414,416	438,937
Agency business income		877,381	780,635
Guarantee deposits received		558,239	669,388
Foreign exchange settlement payables		221,521	258,931
Suspense payable		45,037	88,040
Unearned income		74,664	80,918
Withholding value-added tax and other taxes		137,535	127,915
Sundry liabilities		171,855	169,785
Present value discount		(10,889)	(13,919)
	~~W~~	20,502,996	22,027,995

(*) For the year ended December 31, 2021, expenses for the variable lease payments that are not included in the measurement of lease liabilities amount to ~~W~~ 79 million, the cash outflows from lease liabilities amount to ~~W~~ 217,795 million, and interest expense on lease liabilities amount to ~~W~~ 6,852 million. Expenses for variable lease payments not included in the measurement of lease liabilities for the year ended December 31, 2020 amount to ~~W~~ 114 million, cash outflows from lease liabilities amount to ~~W~~ 211,695 million, and interest expense on lease liability amounts to ~~W~~ 6,224 million.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

26.	Equity

(a) Equity as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Capital stock:
Common stock	~~W~~	7,928,078	7,928,078
Other equity instruments:
Hybrid bonds		1,586,662	1,586,662
Capital surplus:
Share premium		398,080	398,080
Others		5,084	5,084
		403,164	403,164
Capital adjustments:
Stock options		3,702	7,745
Others		(960)	(3,547)
		2,742	4,198
Accumulated other comprehensive income (loss):
Net change in fair value of financial instruments at FVOCI		(210,617)	93,798
Share of other comprehensive income of associates		2,254	5,120
Foreign currency translation differences for foreign operations		(142,654)	(350,309)
Remeasurements of defined benefit plans		(256,023)	(290,020)
		(607,040)	(541,411)
Retained earnings:
Legal reserve (*1)		2,437,255	2,254,638
Voluntary reserve (*2)		13,518,553	12,738,659
Other reserve (*3)		156,327	135,023
Unappropriated retained earnings (*4)		3,802,425	3,150,114
		19,914,560	18,278,434

Non-controlling interests		7,472	6,389
	~~W~~	29,235,638	27,665,514

(*1) According to the Article 40 of the Banking Act, the Bank is required to appropriate an amount equal to a minimum of 10% of cash dividends paid for each accounting period as a legal reserve, until such reserve equals 100% of issued capital. The legal reserve is only available to reduce accumulated deficit or transfer to capital stock.

(*2) The amounts include regulatory reserve for loan loss based on separate financial statements of ~~W~~ 2,276,212 million and ~~W~~ 2,195,634 million as of December 31, 2021 and 2020, respectively. The amounts also include asset revaluation surplus of ~~W~~ 355,898 million as of December 31, 2021 and 2020.

(*3) Other reserve is established according to the laws applicable to some oversea branches and it may be used only to reduce their deficit.

(*4) As of December 31, 2021, the difference between the expected provision for regulatory reserve of loan loss based on the separate financial statements and consolidated financial statements is ~~W~~ 6,277 million, and this includes the expected provision for regulatory reserve of loan loss based on consolidated statements amounting ~~W~~ 205,943 million. As of December 31, 2020, the difference between the expected provision for regulatory reserve of loan loss based on the separate financial statements and consolidated financial statements is ~~W~~ 18,631 million, and this includes the expected provision for regulatory reserve of loan loss based on consolidated statements amounting ~~W~~ 99,209 million.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

26.	Equity (continued)

(b) Capital stock as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Number of authorized shares	2,000,000,000 shares	2,000,000,000 shares
Par value per share in won	~~W~~5,000	~~W~~5,000
Number of issued shares outstanding	1,585,615,506 shares	1,585,615,506 shares

(c) Hybrid bonds

Hybrid bonds as of December 31, 2021 and 2020 are as follows:

			Book value
Date of issuance	Date of maturity		December 31, 2021	December 31, 2020	Interest rate (%)
Hybrid bonds issued in Korean won:
June 7, 2013	June 7, 2043	~~W~~	299,568	299,568	4.63
June 29, 2017	Perpetual bond		129,701	129,701	3.33
June 29, 2017	Perpetual bond		69,844	69,844	3.81
October 15, 2018	Perpetual bond		199,547	199,547	3.70
February 25, 2019	Perpetual bond		299,327	299,327	3.30
February 25, 2020	Perpetual bond		239,459	239,459	2.88
February 25, 2020	Perpetual bond		49,888	49,888	3.08
November 5, 2020	Perpetual bond		299,328	299,328	2.87
		~~W~~	1,586,662	1,586,662
Dividends on hybrid bond holders		~~W~~	55,248	44,529
Weighted average interest rate (%)			3.48	3.44

The above hybrid bonds are subject to early redemption option after five years or ten years from the date of issuance, and the maturity can be extended under the same condition at the maturity date.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

26.	Equity (continued)

(d) Changes in accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) including reclassification adjustment for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Items that are or may be reclassified to profit or loss			Items that will not be reclassified to profit or loss
		Net change in fair value of financial assets at FVOCI	Share of other comprehensive income (loss) of associates, net	Foreign currency translation differences for foreign operations	Net change in fair value of financial assets at FVOCI	Share of other comprehensive income (loss) of associates, net	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	100,226	5,119	(350,308)	(6,427)	-	(290,021)	(541,411)
Change due to fair value measurement		(436,566)	-	-	23,156	-	-	(413,410)
Change due to equity method measurement		-	(1,230)	-	-	-	-	(1,230)
Change due to impairment		11,758	-	-	-	-	-	11,758
Change due to disposal		(74,939)	-	-	-	-	-	(74,939)
Effect of hedge accounting		10,627	-	(74,525)	-	-	-	(63,898)
Effect of foreign currency movements		-	-	281,459	674	-	-	282,133
Remeasurements of defined benefit plans		-	-	-	-	-	46,878	46,878
Amounts transferred to retained earnings Effect of tax		-	-	-	45,518	-	-	45,518
		134,428	(1,636)	721	(19,071)	-	(12,881)	101,561
Ending balance	~~W~~	(254,466)	2,253	(142,653)	43,850	-	(256,024)	(607,040)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

26.	Equity (continued)

(d) Changes in accumulated other comprehensive income (loss) (continued)

Changes in accumulated other comprehensive income (loss) including reclassification adjustment for the years ended December 31, 2021 and 2020 are as follows (continued):

		December 31, 2020
		Items that are or may be reclassified to profit or loss			Items that will not be reclassified to profit or loss
		Net change in fair value of financial assets at FVOCI	Share of other comprehensive income (loss) of associates, net	Foreign currency translation differences for foreign operations	Net change in fair value of financial assets at FVOCI	Share of other comprehensive income (loss) of associates, net	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	141,962	8,163	(215,780)	(32,228)	-	(305,148)	(403,031)
Change due to fair value measurement		23,338	-	-	(3,514)	-	-	19,824
Change due to equity method measurement		-	(1,057)	-	-	-	-	(1,057)
Change due to impairment		(4,148)	-	-	-	-	-	(4,148)
Change due to disposal		(66,238)	-	5,858	-	-	-	(60,380)
Effect of hedge accounting		(4,394)	-	44,049	-	-	-	39,655
Effect of foreign currency movements		-	-	(187,887)	723	-	-	(187,164)
Remeasurements of defined benefit plans		-	-	-	-	-	20,949	20,949
Amounts transferred to retained earnings Effect of tax		-	-	-	38,379	-	-	38,379
		9,706	(1,987)	3,452	(9,787)	-	(5,822)	(4,438)
Ending balance	~~W~~	100,226	5,119	(350,308)	(6,427)	-	(290,021)	(541,411)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

26.	Equity (continued)

(e) The appropriation of retained earnings for the year ended December 31, 2021, is expected to be appropriated at the shareholders’ meeting on March 23, 2022. The appropriation date for the year ended December 31, 2020, was March 24, 2021.

Statements of appropriation of retained earnings for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	-	-
Transfer from other comprehensive income through the sale of securities at FVOCI		(33,001)	(27,826)
Interest on hybrid bond		(55,248)	(44,529)
Profit for the year		2,152,934	1,826,170
		2,064,685	1,753,815
Transfer from reserves:
Voluntary reserve		10,607,590	9,908,273
		12,672,275	11,662,088
Appropriation of retained earnings:
Legal reserve		215,294	182,617
Regulatory reserve for loan loss		199,666	80,578
Other reserve		19,577	21,304
Voluntary reserves		11,337,738	10,607,589
Loss on redemption of hybrid bond
Dividends on common stock		900,000	770,000
(Dividend per share in won: 2021 ~~W~~567.60 (11.35%) 2020 ~~W~~485.62 (9.71%)
		12,672,275	11,662,088
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	-	-

These statements of appropriation of retained earnings are based on the separate financial statements of the Bank.

(f) Dividends

Dividends of common stock for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	~~W~~	5,000	5,000
Dividend rate per share		11.35%	9.71%
Dividend per share in won	~~W~~	567.60	485.62

.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won, except for par value per share and dividend per share)

26.	Equity (continued)

(g) Dividends payout ratio

Dividends payout ratio for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Dividends	~~W~~	900,000	770,000
Profit for the year (*)		2,494,375	2,077,793
Dividends payout ratio to profit for the year		36.08%	37.06%
Profit for the year adjusted for regulatory reserve (*)		2,288,432	1,978,584
Dividends payout ratio to profit for the year adjusted for regulatory reserve for loan loss		39.33%	38.92%

(*) Profit for the year and profit for the year adjusted for regulatory reserve for loan loss are the amount attributable to equity holder of the Bank.

27.	Regulatory reserve for loan loss

The Group should calculate and disclose regulatory reserve for loan loss, in accordance with the Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.

(a) The regulatory reserve for loan loss as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Regulatory reserve for loan loss	~~W~~	2,342,070	2,242,861
Provision for regulatory reserve for loan loss		205,943	99,209
	~~W~~	2,548,013	2,342,070

(b) Provision for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss

Provision for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Provision for regulatory reserve for loan loss	~~W~~	205,943	99,209
Adjusted profit after reflecting regulatory reserve for loan loss(*)		2,288,951	1,979,023
Adjusted earnings per share after reflecting regulatory reserve for loan loss in won		1,409	1,220

(*) The adjusted reserve which reflects abovementioned loan loss is not based on K-IFRS and is calculated by assuming that the provisions of loan loss before income tax effects are reflected in profit for the year.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won, except for earnings per share)

28.	Net interest income

(a) Net interest income for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Interest income:
Cash and due from banks	~~W~~	34,922	64,502
Securities at FVTPL		209,463	255,008
Securities at FVOCI		539,489	597,123
Securities at amortized cost		444,048	452,107
Loans (*1)		8,175,449	8,193,732
Others		42,100	53,310
		9,445,471	9,615,782
Interest income from impaired financial assets		15,897	19,170

Interest expense: (*2)
Deposits		2,095,439	2,752,438
Borrowings		137,663	203,999
Debt securities issued		562,852	691,242
Others		37,759	40,570
		2,833,713	3,688,249
Net interest income	~~W~~	6,611,758	5,927,533

(*1) Includes interest income from loans at FVTPL of ~~W~~8,362 million and ~~W~~9,440 million, respectively for the years ended December 31, 2021 and 2020.

(*2) There is no interest expense for loans at FVTPL for the years ended December 31, 2021 and 2020.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

29.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Fees and commission income:
Credit placement fees	~~W~~	62,691	83,462
Commission received as electronic charge receipt		150,011	143,219
Brokerage fees		92,693	88,534
Commission received as agency		268,685	297,382
Investment banking fees		88,332	92,331
Commission received in foreign exchange activities		198,662	184,550
Asset management fees from trust accounts		183,765	166,960
Guarantee fees		86,835	81,460
Others		142,076	127,083
		1,273,750	1,264,981
Fees and commission expense:
Credit-related fees		37,494	44,554
Brand-related fees		42,279	42,279
Service-related fees		44,501	45,683
Trading and brokerage fees		8,155	8,340
Commission paid in foreign exchange activities		43,344	42,048
Others		120,172	94,506
		295,945	277,410
Net fees and commission income	~~W~~	977,805	987,571

30.	Dividend income

Dividend income for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020

Securities at FVTPL	~~W~~	2,051	1,545
Securities at FVOCI(*)		16,520	16,332
	~~W~~	18,571	17,877

(*) Dividend income for stocks disposed for the years ended December 31, 2021 and 2020 are ~~W~~ 840 million and ~~W~~ 1,529 million, respectively.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

31.  Gain and loss on financial instruments at fair value through profit or loss

Gain and loss on financial instruments at FVTPL for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Financial instruments at FVTPL
Debt:
Gain on valuation of debt securities	~~W~~	211,050	151,668
Gain on sale of debt securities		46,603	85,721
Loss on valuation of debt securities		(171,987)	(39,254)
Loss on sale of debt securities		(86,255)	(67,246)
Others		155,911	96,118
		155,322	227,007
Equity:
Gain on valuation of equity securities		15,340	4,159
Gain on sale of equity securities		16,251	6,715
Loss on valuation of equity securities		(2,613)	(6,335)
Loss on sale of equity securities		(8,097)	(9,800)
		20,881	(5,261)
Gold/silver:
Gain on valuation of gold/silver deposits		9,316	22,690
Gain on sale of gold/silver deposits		3,937	10,701
Loss on valuation of gold/silver deposits		(26,224)	(83,316)
Loss on sale of gold/silver deposits		(446)	(2,389)
		(13,417)	(52,314)
Loans at FVTPL:
Gain on valuation of loans		12,239	7,818
Gain on sale of loans		14,698	11,792
Loss on valuation of loans		(3,252)	(2,905)
Loss on sale of loans		(3,163)	(2,678)
		20,522	14,027
		183,308	183,459

Derivatives
Foreign currency related:
Gain on valuation and transaction		8,054,862	10,254,901
Loss on valuation and transaction		(7,907,112)	(10,195,077)
		147,750	59,824
Interest rates related:
Gain on valuation and transaction		753,398	521,537
Loss on valuation and transaction		(733,805)	(606,300)
		19,593	(84,763)
Equity related:
Gain on valuation and transaction		10,988	25,046
Loss on valuation and transaction		(17,511)	(36,206)
		(6,523)	(11,160)
Commodity related:
Gain on valuation and transaction		8,752	27,864
Loss on valuation and transaction		(18,388)	(6,643)
		(9,636)	21,221
		151,184	(14,878)
Net gain on financial instruments at FVTPL	~~W~~	334,492	168,581

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

32.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Employee benefits:
Short and long term employee benefits	~~W~~	1,936,091	1,837,096
Post-employee defined benefits		126,904	139,058
Post-employee defined contributions		426	425
Termination benefits		128,534	77,716
		2,191,955	2,054,295
Amortization:
Depreciation		123,208	126,101
Amortization of intangible assets		59,625	52,631
Depreciation of right-of-use assets		229,384	232,285
		412,217	411,017
Other general and administrative expenses:
Rent		57,384	55,147
Service contract expenses		259,213	264,403
Taxes and dues		92,601	96,293
Advertising		98,364	80,765
Electronic data processing expenses		61,221	58,122
Others		188,078	182,904
		756,861	737,634
	~~W~~	3,361,033	3,202,946

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

33.	Share-based payments

(a) Stock options granted as of December 31, 2021 are as follows:

7th grant
Grant date	March 19, 2008
Exercise price in won	~~W~~49,053
Number of shares granted	332,850
Contractual exercise Period	2017.05.18 ~ 2021.05.17 2017.09.18 ~ 2021.09.17
Changes in number of shares granted:
Outstanding at December 31, 2020	21,474
Exercised	21,474
Outstanding at December 31, 2021	-
Fair value	-

(b) Equity-settled share-based payments

i) Equity-settled share-based payments as of December 31, 2021 are as follows:

Contents
Type	Equity-settled share-based payment
Service period	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)
Performance conditions	Linked to relative stock price (20.0%) and management index for 4 years (80.0%)

(*) The Group granted shares of Shinhan Financial Group. According to the commitment, the amount that the Group  pays to the Shinhan Financial Group is recognized as liabilities, and the difference between the amount recognized as liabilities and the compensation cost based on equity-settled share-based payments is recognized in equity.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won, except for fair value and share data)

33.	Share-based payments (continued)

(b) Equity-settled share-based payments (continued)

ii) Granted shares and the fair value of grant date as of December 31, 2021 are as follows:

Grant date	Grant shares	Fair value (*1) (in won)	Estimated shares (*2)
18-Mar-15	16,800	42,650	13,300
22-May-15	5,300	42,800	3,251
01-Jan-16	211,500	39,000	25,600
01-Jan-17	217,300	45,300	12,066
23-Jan-17	2,700	45,600	2,536
07-Mar-17	17,400	46,950	14,300
01-Jan-18	225,070	49,400	209,317
24-Jan-18	1,275	52,700	983
01-Jan-19	296,226	39,600	249,481
26-Mar-19	23,410	42,750	16,354
01-Apr-19	3,696	43,750	2,525
01-Jun-19	2,839	44,450	1,471
04-Jul-19	7,392	44,450	3,324
08-Jul-19	3,696	43,650	1,626
	1,034,603		556,134

(*1) The fair value per share is evaluated based on the closing price of Shinhan Financial Group at each grant date.  As of December 31, 2021, the fair value per share data evaluated by Shinhan Financial Group amounted to ~~W~~36,800.

(*2) Grant shares at grant date were adjusted pursuant to increase rate of stock price(20.0%) and achievement of target ROE(80.0%) based on standard quantity applicable to the days of service among specified period of service, which allows the determination of acquired quantity at the end of the operation period.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won, except for fair value and share data)

33.	Share-based payments (continued)

(c) Details of performance-based stock compensation as of December 31, 2020 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (60.0%), and prudential index (20.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Grant shares	635,562

Estimated number of shares vested at December 31, 2021	-	552,532

Fair value per share in Korean won	36,800

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

(d) Stock compensation costs calculated for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Compensation costs recorded for the year	~~W~~	13,232	6,077

(e) Accrued expenses of the stock compensation costs and residual compensation costs as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Accrued expenses	~~W~~	39,630	40,171

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

34.	Net other operating expenses

Net other operating expenses for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Other operating income
Gain on sale of assets:
Loans at amortized cost	~~W~~	14,195	4,347
Written-off loans		-	11,920
		14,195	16,267
Others:
Gain on hedge activity from hedged items		289,733	50,805
Gain on hedge activity from hedging instruments		16,421	289,111
Reversal of allowance for acceptances and guarantee		-	2,709
Others		111,385	39,103
		417,539	381,728
		431,734	397,995
Other operating expense
Loss on sale of assets:
Loans at amortized cost		255	18,584
Others:
Loss on hedge activity from hedged items		19,359	279,071
Loss on hedge activity from hedging instruments		296,661	58,236
Provision for allowance for acceptances and guarantee		3,701	-
Provision for other allowance		4,894	11,252
Contribution to fund		388,790	359,071
Deposit insurance fee		403,566	342,730
Others		224,415	236,475
		1,341,386	1,286,835
		1,341,641	1,305,419
Net other operating expenses	~~W~~	(909,907)	(907,424)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

35.	Net non-operating income

Net non-operating income for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Non-operating income
Gain on sale of assets:
Property and equipment	~~W~~	444	30,429
Intangible assets		4	122
Investment property		108	-
Non-current assets held for sale		16,976	1,147
Assets not used for business purpose		-	24
		17,532	31,722
Investments in associates:
Gain from dividends		-	4,453
Gain from disposal		1,924	1,304
		1,924	5,757
Others:
Rental income on investment property		24,244	27,472
Others		34,353	29,803
		58,597	57,275
		78,053	94,754
Non-operating expenses
Loss on sale of assets:
Property and equipment		(261)	(4,669)
Intangible assets		(10)	-
Investment property		(2,111)	-
Non-current assets held for sale		(1,186)	(134)
		(3,568)	(4,803)
Investments in associates:
Loss from disposal		(2,087)	(244)
Others:
Investment properties depreciation		(12,255)	(11,554)
Donations		(42,693)	(65,384)
Impairment loss on intangible assets		(1,124)	(27,190)
Others		(280,547)	(114,973)
		(336,619)	(219,101)
		(342,274)	(224,148)
Net non-operating expenses	~~W~~	(264,221)	(129,394)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

36.	Income tax expense

(a) The components of income tax expense of the Group for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Current income tax expense	~~W~~	754,373	730,571
Deferred taxes arising from changes in temporary differences		(18,987)	(52,105)
Deferred taxes arising from utilization of expired unused tax losses		14,522	33,819
Tax adjustment charged or credited directly to equity		103,094	(7,076)
Income tax expense	~~W~~	853,002	705,209

(b) The income tax expense calculated by applying statutory tax rates to the Group’s taxable income differs from the actual tax expense in the consolidated statements of income for the years ended December 31, 2021 and 2020 for the following reasons:

		December 31, 2021	December 31, 2020
Profit before income tax	~~W~~	3,347,896	2,783,441
Statutory tax rate		27.50%	27.50%
Income tax expense at statutory tax rates		910,309	755,084
Adjustments:
Non-taxable income		(475)	(579)
Non-deductible expense		6,855	7,603
Decrease resulting from consolidated corporate tax system		(34,142)	(46,567)
Income tax paid (refund)		6,281	(1,284)
Others (impact of tax rate change, etc.)		(35,826)	(9,048)
Income tax expense	~~W~~	853,002	705,209
Effective tax rate		25.48%	25.34%

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

36.	Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Beginning balance	Decreases	Increases	Ending balance(*1)
Accrued income	~~W~~	(179,125)	(12,390)	-	(191,515)
Accounts receivable		(29,158)	2,499	-	(26,659)
Securities at FVTPL		138,498	(20,026)	-	118,472
Investments in associates and subsidiaries		(232,470)	(117,175)	(1,635)	(351,280)
Deferred loan origination costs and fees		(137,608)	(12,016)	-	(149,624)
Revaluation and depreciation on property and equipment		(113,002)	(762)	-	(113,764)
Derivative liabilities		(27,404)	(57,516)	-	(84,920)
Deposits		27,632	(3,202)	-	24,430
Accrued expenses		70,366	(5,412)	-	64,954
Defined benefit obligations		402,461	24,196	(20,312)	406,345
Plan assets		(429,598)	(46,204)	7,432	(468,370)
Other provisions		73,334	15,712	-	89,046
Allowance for guarantees and acceptance		21,897	443	-	22,340
Allowance for advanced depreciation		(48,712)	-	-	(48,712)
Allowance for expensing depreciation		(337)	63	-	(274)
Net change in fair value of securities at FVOCI		(33,129)	80	115,357	82,308
Donation payables		16,562	19,552	-	36,114
Allowance and bad debt		196,628	(124,910)	-	71,718
Compensation expenses associated with stock option		22	(1)	-	21
Fictitious dividends		16,168	445	-	16,613
Others		(16,673)	135,883	2,252	121,462
	~~W~~	(283,648)	(200,741)	103,094	(381,295)
Appropriation by extinctive prescription of deposit	~~W~~	265,886	(14,522)	-	251,364
Investments in associates and Subsidiaries (*2)		(247,123)	(117,574)	-	(364,697)
	~~W~~	229,361	(97,689)	103,094	234,766

(*1) Deferred tax assets of overseas subsidiaries have increased by ~~W~~939 million due to foreign currency exchange rate changes.

(*2) The effect of income taxes by the valuation of equity method is reasonably estimated based on the both plausibility and the applicable amount of deferred income tax belonging to each associate investee.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

36.	Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2021 and 2020 are as follows: (continued)

		December 31, 2020
		Beginning balance	Decreases	Increases	Ending balance(*1)
Accrued income	~~W~~	(179,177)	52	-	(179,125)
Accounts receivable		(26,404)	(2,754)	-	(29,158)
Securities at FVTPL		145,532	(7,034)	-	138,498
Investments in associates and subsidiaries		(195,494)	(34,990)	(1,986)	(232,470)
Deferred loan origination costs and fees		(137,164)	(444)	-	(137,608)
Revaluation and depreciation on property and equipment		(111,250)	(1,752)	-	(113,002)
Derivative liabilities		(67,470)	40,066	-	(27,404)
Deposits		30,641	(3,009)	-	27,632
Accrued expenses		72,970	(2,604)	-	70,366
Defined benefit obligations		379,599	32,976	(10,114)	402,461
Plan assets		(393,310)	(40,581)	4,293	(429,598)
Other provisions		48,945	24,389	-	73,334
Allowance for guarantees and acceptance		25,048	(3,151)	-	21,897
Allowance for advanced depreciation		(48,713)	1	-	(48,712)
Allowance for expensing depreciation		(401)	64	-	(337)
Net change in fair value of securities at FVOCI		37,489	(70,537)	(81)	(33,129)
Donation payables		36,711	(20,149)	-	16,562
Allowance and bad debt		34,158	162,470	-	196,628
Compensation expenses associated with stock option		30	(8)	-	22
Fictitious dividends		1,217	14,951	-	16,168
Others		46,663	(64,148)	812	(16,673)
	~~W~~	(300,380)	23,808	(7,076)	(283,648)
Appropriation by extinctive prescription of deposit	~~W~~	299,706	(33,820)	-	265,886
Investments in associates and Subsidiaries (*2)		(213,709)	(33,414)	-	(247,123)
	~~W~~	213,035	23,402	(7,076)	229,361

(*1) Deferred tax assets of overseas subsidiaries have increased by ~~W~~1,960 million due to foreign currency exchange rate changes.

(*2) The effect of income taxes by the valuation of equity method is reasonably estimated based on the both plausibility and the applicable amount of deferred income tax belonging to each associate investee.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

36.	Income tax expense (continued)

(d) Changes in tax effects that are directly charged or credited to equity for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021		December 31, 2020
		Amount before tax	Tax effects	Amount before tax	Tax effects	Changes in tax effects
Net change in fair value of securities at FVOCI	~~W~~	(299,304)	88,687	120,468	(26,670)	115,357
Share of other comprehensive income (loss) of associates		5,993	(3,738)	7,223	(2,103)	(1,635)
Foreign currency translation differences for foreign operations		(202,514)	(5,525)	(483,974)	(6,246)	721
Remeasurements of defined benefit plans		(353,203)	97,180	(400,082)	110,060	(12,880)
Capital adjustments		5,106	(1,403)	10,683	(2,934)	1,531
	~~W~~	(843,922)	175,201	(745,682)	72,107	103,094

		December 31, 2020		December 31, 2019
		Amount before tax	Tax effects	Amount before tax	Tax effects	Changes in tax effects
Net change in fair value of securities at FVOCI	~~W~~	120,468	(26,670)	136,322	(26,589)	(81)
Share of other comprehensive income (loss) of associates		7,222	(2,102)	8,281	(117)	(1,985)
Foreign currency translation differences for foreign operations		(483,974)	(6,246)	(206,083)	(9,697)	3,451
Remeasurements of defined benefit plans		(400,081)	110,060	(421,030)	115,882	(5,822)
Capital adjustments		10,683	(2,934)	1,088	(295)	(2,639)
	~~W~~	(745,682)	72,108	(481,422)	79,184	(7,076)

(e) The current tax assets and liabilities as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Current tax assets:
Prepaid income taxes	~~W~~	27,018	15,605

Current tax liabilities:
Payable due to consolidated tax system	~~W~~	270,804	216,423
Income taxes payables		40,740	38,863
	~~W~~	311,544	255,286

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

36.	Income tax expense (continued)

(f) The deferred tax assets (liabilities) and current tax assets (liabilities) presented on a gross basis prior to any offsetting as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Deferred tax assets	~~W~~	2,265,667	2,586,848
Deferred tax liabilities		2,030,901	2,357,487
Current tax assets		364,157	377,624
Current tax liabilities		648,683	617,305

37.	Earnings per share

(a) Earnings per share

Earnings per share for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Profit for the year	~~W~~	2,494,375	2,077,793
Less: dividends on hybrid bonds		(55,248)	(44,529)
Profit available for common stock	~~W~~	2,439,127	2,033,264
Weighted average number of common shares outstanding		1,585,615,506 shares	1,585,615,506 shares
Basic and diluted earnings per share in won	~~W~~	1,538	1,282

Considering that the Group had no dilutive potential common shares and that stock options are not included in the calculation of diluted earnings per share because they are anti-dilutive for the reporting periods presented, diluted earnings per share equal to basic earnings per share for the years ended December 31, 2021 and 2020.

(b) Weighted average number of common shares outstanding

Weighted average number of common shares outstanding as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares
Weight	365/365	366/366
Weighted average number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won, except for earnings per share)

38.	Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Guarantees:
Guarantee outstanding	~~W~~	10,494,647	10,231,521
Contingent guarantees		4,670,080	3,405,270
ABS and ABCP purchase commitments		1,373,703	1,515,004
		16,538,430	15,151,795
Commitments to extend credit:
Loan commitments in Korean won		80,185,878	79,271,528
Loan commitments in foreign currencies		19,896,985	19,407,713
Others		3,074,886	2,970,548
		103,157,749	101,649,789
Endorsed bills:
Secured endorsed bills		8,199	1,650
Unsecured endorsed bills		7,683,165	7,324,559
		7,691,364	7,326,209
	~~W~~	127,387,543	124,127,793

(b) Provision for acceptances and guarantees

Allowance for acceptances and guarantees, as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Guarantees outstanding	~~W~~	10,494,647	10,231,521
Contingent guarantees		4,670,080	3,405,270
ABS and ABCP purchase commitments		1,373,703	1,515,004
Secured endorsed bills		8,199	1,650
	~~W~~	16,546,629	15,153,445
Allowance for acceptances and guarantees	~~W~~	81,237	79,624
Ratio (%)		0.49	0.53

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

38.Commitments and contingencies (continued)

(c) Legal contingencies

Pending litigations in which the Group is involved as a defendant as of December 31, 2021and 2020 are as follows:

December 31, 2021
Case	Number of claim		Claim amount	Description	Status
Deposit return	1	~~W~~	4,606	The plaintiff alleges that the Group has canceled the money received in his account without his consent, and requested the Group to pay the deposit equivalent to the amount.	The Group won the first and second order and the third order is ongoing as of December 31, 2021.
Check return	1		9,000

The plaintiff presented a total of nine checks

(~~W~~ 9 billion in total) to the Group. However, the payment was rejected due to the accident report (lost of check) from the Group. Therefore, the Plaintiff claimed to be the legitimate holder of the cashier's check in this case and requested the payment of the check against the Group.

					The first order is ongoing as of December 31, 2021.
Return of unjust earning	1		33,096

The Plaintiff believes that the group of lenders including the Group unfairly sold two oil drilling vessels that are the core assets for borrowers and it caused losses to other bankruptcy creditors of the borrower. Therefore, the Plaintiff filed a lawsuit for damages.

					The first order is ongoing as of December 31, 2021.
Others	167		75,559	It includes various cases, such as compensation for loss claim.
	170		122,261

December 31, 2020
Case	Number of claim		Claim amount	Description	Status
Deposit return	1	~~W~~	4,606	The plaintiff alleges that the Group has canceled the money received in his account without his consent, and requested the Group to pay the deposit equivalent to the amount.	The Group won the first and second order and the third order is ongoing as of December 31, 2020.
Claim for the payment to execute the assignment order	1		7,099

For the deposits at the Group owned by one of the debtor, the plaintiff has received a provisional seizure order, bond seizure and an assignment order that assigned the Group as a third party debtor. Accordingly, the plaintiff filed a claim against the Group for the debt payment to execute the assignment order.

					The first order is ongoing as of December 31, 2020.
Others	162		84,550	It includes various cases, such as compensation for loss claim.
	164	~~W~~	96,255

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

38.Commitments and contingencies (continued)

(c) Legal contingencies (continued)

As of December 31, 2021 and 2020, the Group recorded a provision of ~~W~~ 3,114 million and ~~W~~ 8,893 million for litigation for certain of the above lawsuits. Additional losses may be incurred from these legal actions besides the current provision established by the Group, but the amount of loss is not expected to have a material adverse effect on the Group’s consolidated financial statements.

(d) Others

In order to fulfill the obligations as of December 31, 2021 according to the decision on the dispute settlement committee of the Financial Supervisory Service and the resolution of the Board of Directors, the Group recognized an estimated amount of damages for ￦289.9 billion that is highly likely to be paid as provisions for customer losses expected due to delay in redemption of Lime CI Fund, etc. The amount prepaid for liquidity provision in this regard amount to ~~W~~ 217.4 billion as of December 31, 2021.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

39.Statements of cash flows

(a) Cash and cash equivalents reported in the accompanying consolidated statements of cash flows as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Cash	~~W~~	4,152,634	1,740,580
Reserve deposits		9,624,230	16,711,286
Other deposits		9,003,263	9,123,882
Cash and due from banks		22,780,127	27,575,748
Less: Restricted due from banks		(11,494,567)	(19,463,821)
Less: Due with original maturities of more than three months		(838,244)	(1,476,313)
	~~W~~	10,447,316	6,635,614

(b) Significant non-cash activities for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Debt-equity swap	~~W~~	32,239	58,528
Accounts payable for purchase of property and equipment		3,797	2,258
Accounts payable for purchase of intangible assets		(137,058)	(137,475)
Recognition of right-of-use assets		190,465	209,730
Recognition of lease liabilities		172,346	195,747

(c) Changes in liabilities resulting from financing activities for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Derivative assets	Borrowings	Debentures	Lease liabilities	Total
Beginning balance	~~W~~	(252,187)	20,554,982	34,516,305	438,936	55,258,036
Changes in cash flows		1,652	(169,958)	2,862,735	(213,509)	2,480,920
Amortization		-	314	1,560	6,852	8,726
Net foreign currencies transaction loss		-	576,901	480,132	16,236	1,073,269
Changes in fair value of hedged items		-	-	(234,993)	-	(234,993)
Others		241,086	-	-	165,901	406,987
Ending balance	~~W~~	(9,449)	20,962,239	37,625,739	414,416	58,992,945

		December 31, 2020
		Derivative assets	Borrowings	Debentures	Lease liabilities	Total
Beginning balance	~~W~~	(54,234)	17,325,884	38,029,868	460,937	55,762,455
Changes in cash flows		359	3,206,675	(3,576,877)	(207,168)	(577,011)
Amortization		-	589	31,522	6,224	38,335
Net foreign currencies transaction loss		-	21,834	(160,884)	(7,030)	(146,080)
Changes in fair value of hedged items		-	-	192,676	-	192,676
Others		(198,312)	-	-	185,973	(12,339)
Ending balance	~~W~~	(252,187)	20,554,982	34,516,305	438,936	55,258,036

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40.Related party transactions

(a) Significant balances with the related parties as of December 31, 2021 and 2020 are as follows:

Related party		Account		December 31, 2021		December 31, 2020
The parent company
Shinhan Financial Group	Current tax assets	~~W~~	2,510		81
	Deposits		3,964		3
	Current tax liabilities		270,804		216,423
	Other liabilities		53,484		42,339
Entities under common control
Shinhan Card Co., Ltd.	Derivative assets		3,175		28,901
	Loans		96,164		99,581
	Allowance for loan loss		(441)		(744)
	Other assets (*1)		7,449		6,359
	Deposits		31,428		84,743
	Derivative liabilities		23,185		-
	Provisions		493		123
	Other liabilities		30,155		25,029
Shinhan Investment Corp.	Cash and cash equivalents		-		14,967
	Derivative assets		4,492		12,267
	Loans		192,413		56,386
	Allowance for loan loss		(236)		(12)
	Other assets (*1)		24,645		24,437
	Deposits		637,566		847,450
	Debentures		19,074		11,450
	Derivative liabilities		3,939		1,799
	Provisions		492		536
	Other liabilities		36,606		44,137
Shinhan Life Insurance	Derivative assets		25,027		12,682
	Loans		13		-
	Other assets		4		6
	Deposits		170,054		163,183
	Derivative liabilities		4,728		35,771
	Provisions		34		10
	Other liabilities		30,611		10,779
Shinhan Capital Co., Ltd.	Deposits		1,893		1,997
	Provisions		18		23
	Other liabilities		13,170		13,575
Jeju Bank	Loans		2,060		8,894
	Allowance for loan loss		(2)		(6)
	Other assets		-		1
	Deposits		2,704		3,219
	Other liabilities		2,139		2,139
Shinhan Credit Information	Deposits		4,890		5,510
Co., Ltd.	Other liabilities		2,529		2,267

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40.	Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2021 and 2020 are as follows: (continued)

Related party	Account		December 31, 2021	December 31, 2020
Entities under common control (continued)
Shinhan Alternative Investment Management Inc.	Deposits	~~W~~	28,435	6,853
Shinhan Asset Management Co., Ltd.	Other assets		1	-
	Deposits		101,605	89,087
	Other liabilities		751	766
Shinhan DS	Loans		7	6
	Other assets		15,151	9,028
	Deposits		2,242	1,572
	Other liabilities		7,367	9,998
Shinhan Savings Bank	Other liabilities		9,126	8,987
Shinhan Aitas	Deposits		18,308	31,131
	Other liabilities		18	11
Shinhan AI	Other assets		28	-
	Deposits		7	160
	Other liabilities		2,090	1,992
Shinhan REITs Management	Deposits		443	301
Asia Trust Co., Ltd.	Loans		3,235	1,929
	Deposits		226,576	184,260
	Other liabilities		377	148
Shinhan Venture Investment Co., Ltd.	Deposits		6,496	-
One-Shinhan Connect New Technology Investment Fund 1	Deposits		63,557	-
Investments in associates and associates of entities under common control
BNP Paribas Cardif Life Insurance Co., Ltd.	Deposits		14,870	13,941
BNP Paribas Cardif General Insurance	Deposits		1,455	41
Dream High Fund III	Deposits		4	4
Partners 4th Growth Investment Fund	Deposits		10,096	2,802
Snowball Venture Fund II	Deposits		350	1,739
ICSF (The Korea’s Information Center for Savings & Finance)	Deposits		16	7
KOREA FINANCE SECURITY	Deposits		457	568
Hermes Private Investment Equity Fund	Deposits		246	352
Korea Credit Bureau	Deposits		1,394	2,088
Goduck Gangil1 PFV Co., Ltd	Loans		12,000	24,000
	Allowance for loan loss		(52)	(71)
SBC PFV Co., Ltd	Deposits		33,278	8,011

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40.	Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2021 and 2020 are as follows: (continued)

Related party	Account		December 31, 2021	December 31, 2020
Sprott Global Renewable Private Equity Fund I	Deposits	~~W~~	176	258
IMM Global Private Equity Fund	Loans		800	800
	Allowance for loan loss		(3)	(2)
	Deposits		21,543	10,820
Goduck Gangil10 PFV Co., Ltd	Loans		7,600	9,400
	Allowance for loan loss		(24)	(19)
	Deposits		72,740	2,718
Shinhan Global Healthcare Fund 1I	Deposits		1	1
COSPEC BIM tech(*2)	Loans		-	151
	Provision for allowance		-	(95)
	Deposits		-	1
IMM Special Situation Private Equity Fund(the number two of one)	Deposits		23	117
NV Station Private Equity Fund	Deposits		41	100
Korea Digital Asset Custody	Deposits		526	-
SW-S Fund	Deposits		115	-
Wave Technology Co., Ltd	Deposits		99	-
iPIXEL Co.,Ltd.	Loans		55	-
	Deposits		651	-
CJL No.1 Private Equity Fund	Deposits		779	-
EDNCENTRAL Co.,Ltd.	Deposits		1	-
Nova New Technology Investment Fund No.1	Deposits		357	-
Key management personnel
	Loans		6,150	5,146
	Allowance for loan loss		(1)	(2)
	Provisions		1	1

(*1) Includes right-of-use assets.

(*2) Excludes the related party for the year ended December 31, 2021.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40.	Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2021 and 2020 are as follows:

Related party	Account		December 31, 2021	December 31, 2020
The parent company
Shinhan Financial Group	Other operating income	~~W~~	1,099	1,244
	Interest expense		(123)	(194)
	Fees and commission expense		(38,435)	(38,435)
	Other operating expense		(4,364)	-
Entities under common control
Shinhan Card Co., Ltd.	Interest income		3,755	7,323
	Fees and commission income		172,906	181,160
	Gain related to derivatives		14,499	28,712
	Other operating income		4,949	5,711
	Interest expense		(211)	(329)
	Fees and commission expense		(3,263)	(303)
	Loss related to derivatives		(56,740)	(5,547)
	Reversal of (provision for) allowance		(441)	(115)
	Other operating expense		(1,064)	(2,157)
Shinhan Investment Corp.	Interest income		2,052	1,442
	Fees and commission income		6,780	5,383
	Gain related to derivatives		16,943	58,282
	Other operating income		6,953	8,524
	Interest expense		(1,854)	(2,685)
	Loss related to derivatives		(30,004)	(35,128)
	Reversal of (provision for) allowance		(227)	(7)
	Other operating expense		(1,294)	(1,300)
Shinhan Life Insurance Co., Ltd.	Interest income		34	53
	Fees and commission income		6,409	8,105
	Gain related to derivatives		43,515	50,423
	Other operating income		2,639	2,297
	Interest expense		(879)	(189)
	Fees and commission expense		(1,235)	-
	Loss related to derivatives		(9,035)	(31,776)
	Other operating expense		(23)	(5)
Shinhan Capital Co., Ltd.	Fees and commission income		24	-
	Other operating income		827	918
	Interest expense		(123)	(219)
Jeju Bank	Interest income		14	6
	Other operating income		527	598
	Interest expense		(19)	(30)
	Reversal of (provision for) allowance		3	(6)
Shinhan Credit Information Co.,	Fees and commission income		3	3
Ltd.	Other operating income		287	315
	Interest expense		(43)	(60)
	Fees and commission expense		(7,744)	(6,739)
Shinhan Alternative Investment	Other operating income		-	2
Management Inc.	Interest expense		(26)	(29)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40.	Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2021 and 2020 are as follows:

(continued)

Related party	Account		December 31, 2021	December 31, 2020
Entities under common control
Shinhan Asset Management Co., Ltd	Fees and commission income	~~W~~	43	47
	Other operating income		127	143
	Interest expense		(711)	(689)
	Fees and commission expense		(2,029)	(2,087)
Shinhan DS	Fees and commission income		1	-
	Other operating income		904	858
	Interest expense		(122)	(178)
	Other operating expense		(64,034)	(46,521)
Shinhan Savings Bank	Fees and commission income		1,249	1,048
	Other operating income		661	706
	Interest expense		(77)	(116)
Shinhan Aitas	Fees and commission income		40	33
	Other operating income		149	167
	Interest expense		(90)	(175)
Shinhan REITs Management	Interest expense		(26)	-
Shinhan AI	Other operating income		85	106
	Fees and commission expense		(7,248)	(6,462)
Asia Trust Co., Ltd.	Interest income		(1,878)	(454)
	Fees and commission income		15	6
	Interest expense		(808)	(368)
	Fees and commission expense		(449)	(198)
Shinhan BNPP Investment Trust No. 1 in Special Private Equity Investment for Future Energy	Fees and commission income		1	2
Shinhan Venture Investment Co., Ltd.	Interest expense		(4)	-

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40.	Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2021 and 2020 are as follows:

(continued)

Related party	Account		December 31, 2021	December 31, 2020
Investments in associates and associates of entities under common control
BNP Paribas Cardif Life Insurance Co., Ltd.	Fees and commission income	~~W~~	2,177	2,359
	Interest expense		(13)	(5)
BNP Paribas Cardif General Insurance	Fees and commission income		6	7
	Interest expense		(1)	-
Partners 4th Growth Investment Fund	Interest expense		(11)	(4)
KOREA FINANCE SECURITY	Fees and commission income		8	10
	Interest expense		(1)	(1)
Korea Credit Bureau	Fees and commission income		14	13
	Interest expense		(9)	(12)
Goduck Gangil1 PFV Co., Ltd	Interest income		754	915
	Provision for allowance		20	7
SBC PFV Co., Ltd	Fees and commission income		776	732
	Interest expense		(14)	(5)
IMM Global Private Equity Fund	Interest income		23	25
	Interest expense		(49)	(13)
	Provision for allowance		(1)	-
Goduck Gangil10 PFV Co., Ltd	Interest income		283	299
	Fees and commission income		-	643
	Interest expense		(78)	(4)
	Provision for allowance		(4)	(19)
COSPEC BIM tech(*)	Interest income		41	-
	Provision for allowance		95	(95)
Korea Digital Asset Custody	Interest expense		(2)	-
iPIXEL Co.,Ltd.	Interest income		2	-
CJL No.1 Private Equity Fund	Interest expense		(2)	-
Hermes Private Investment Equity Fund	Interest expense		(1)	-
Credian T&F 2020 Recovery Private Equity Fund	Interest expense		-	(1)
Shinhan Western T&D Consignment Management Real Estate Investment Co., Ltd	Fees and commission income		-	300
Key management personnel
	Interest income	~~W~~	122	126

(*) Excluded from associates under common control for the year ended December 31, 2021

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40.	Related party transactions (continued)

(c) Details of transactions with key management for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Short and long term employee benefits	~~W~~	11,237	10,194
Post-employment benefits		408	287
Share-based payment transactions		5,535	3,204
	~~W~~	17,180	13,685

(d) Payment guarantees of related parties

i) The guarantees provided between the related parties as of December 31,2021 and 2020 are as follows:

		Amount of guarantees
Guaranteed parties		December 31, 2021	December 31, 2020	Account
Shinhan Investment Corp.	~~W~~	19,000	19,000	Purchase note agreement
		305,130	230,970	Unused credit
Shinhan Card Co., Ltd.		542,030	539,021	Unused credit
		16,715	13,600	Financial guarantee (letter of credit method)
Shinhan Life Insurance Co., Ltd.		130,018	50,000	Unused credit
Shinhan Capital Co., Ltd.		40,000	70,000	Unused credit
BNP Paribas Cardif Life Insurance Co., Ltd		10,000	10,000	Unused credit
Shinhan DS		9	9	Unused credit
		26	13	Payment guarantee
Structured entities		422,041	241,998	Securities acquisition agreement (*)
	~~W~~	1,484,969	1,174,611

(*) The amount is for subsidiaries and associates, which are structured entities, under common control.

ii) As of December 31, 2021, the Group has received a purchase guarantee (VND 200,000 million) of private equity bonds issued by Vietnam Electrical Equipment JSC from Shinhan Financial Investment.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40.	Related party transactions (continued)

(e) Collaterals provided to the related parties

i) Details of collaterals provided to the related parties as of December 31, 2021 and 2020 are as follows:

	Related party	Pledged assets		December 31, 2021		December 31, 2020
				Carrying amounts	Amounts collateralized	Carrying amounts	Amounts collateralized
Entities under common control	Shinhan Life Insurance Co., Ltd.	Securities	~~W~~	10,101	10,101	49,937	13,354

ii) Details of collaterals provided by the related parties as of December 31, 2021 and 2020 are as follows:

	Related party	Pledged assets		December 31, 2021	December 31, 2020
Entities under	Shinhan Investment Corp.	Deposits	~~W~~	245,700	135,700
common control		Real estate		151,974	151,974
	Jeju Bank	Government bonds		20,000	20,000
	Shinhan Life Insurance Co., Ltd.	Government bonds		49,000	6,000
	Shinhan Credit Information Co., Ltd.	Deposits		180	180
Investments in associates	BNP Paribas Cardif Life Insurance Co., Ltd.	Government bonds		12,000	12,000
	Goduck Gangil1 PFV Co., Ltd	Trust		-	28,800
	Goduck Gangil10 PFV Co., Ltd	Trust		-	13,000
	iPIXEL Co.,Ltd.	Electronic credit guarantee		190	-
	Hyungje art printing	Machinery		-	120
			~~W~~	479,044	367,774

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40.	Related party transactions (continued)

(f) Transaction with related parties

i) Loan transactions with related parties for the years ended December 31, 2021 and 2020 are as follows:

			December 31, 2021
	Related party		Beginning(*1)	Loans(*2)	Collections(*2)	Ending(*1)
Entities under common control	Shinhan DS	~~W~~	6	14	(13)	7
	Shinhan Card Co., Ltd.		99,581	77,999	(81,416)	96,164
	Jeju Bank		8,894	4,359	(11,193)	2,060
	Shinhan Investment Corp.		56,386	137,111	(1,084)	192,413
	Shinhan Life Insurance Co., Ltd.		-	25	(12)	13
Investments in associates and associates of entities under common control	Goduck Gangil1 PFV Co., Ltd		24,000	-	(12,000)	12,000
	IMM Global Private Equity Fund		800	-	-	800
	Goduck Gangil10 PFV Co., Ltd		9,400	600	(2,400)	7,600
	iPIXEL Co.,Ltd.		-	71	(16)	55
	COSPEC BIM tech		151	-	(151)	-
		~~W~~	199,218	220,179	(108,285)	311,112

(*1) The amount is before deducting allowance.

(*2) Some of the limit loans are shown in net amount.

			December 31, 2020
	Related party		Beginning(*1)	Loans(*2)	Collections(*2)	Ending(*1)
Entities under common control	Shinhan DS	~~W~~	8	5	(7)	6
	Shinhan Card Co., Ltd.		103,018	105,058	(108,495)	99,581
	Jeju Bank		4,573	18,553	(14,232)	8,894
	Shinhan Investment Corp. (*3)		5	37,393	18,988	56,386
Investments in associates and associates of entities under common control	Goduck Gangil1 PFV Co., Ltd		24,000	-	-	24,000
	IMM Global Private Equity Fund		800	-	-	800
	Goduck Gangil10 PFV Co., Ltd		-	28,200	(18,800)	9,400
	COSPEC BIM tech (*4)		-	-	151	151
		~~W~~	132,404	189,209	(122,395)	199,218

(*1) The amount is before deducting allowance.

(*2) Some of the limit loans are shown in net amount.

(*3) The balance of loans (~~W~~ 50,000 million) as of December 31, 2020 of the entity that is newly incorporated as a subsidiary of Shinhan Investment Corp. for the year ended December 31, 2020 is indicated in collections, etc.

(*4) The entity is incorporated as a related party for the year ended December 31, 2020, and the balance of loans as of December 31, 2020 is indicated on the collection, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40.	Related party transactions (continued)

(f) Transaction with related parties (continued)

(ii) Borrowing transactions with related parties for the years ended December 31, 2021 and 2020 are as follows:

				December 31, 2021
	Related party	Account		Beginning	Loans	Collections (*2)	Ending
Entities under common control	Shinhan Investment Corp.(*2)	Debenture	~~W~~	11,450	1,284,672	(1,277,022)	19,100
	Jeju Bank	Borrowing		-	17,003	(17,003)	-
	Shinhan Investment Corp.	Deposit (*1)		140,413	175,396	(172,246)	143,563
	Shinhan Credit Information Co., Ltd.	Deposit (*1)		2,390	-	-	2,390
	Shinhan Card Co., Ltd.	Deposit (*1)		1,857	817	(1,852)	822
	Shinhan Asset Management Co., Ltd.	Deposit (*1)		70,373	12,876	(4,338)	78,911
	Shinhan Aitas	Deposit (*1)		10,000	5,000	(3,000)	12,000
	Shinhan DS	Deposit (*1)		735	856	(766)	825
	Asia Trust Co., Ltd.	Deposit (*1)		150,000	30,000	-	180,000
	Shinhan Life Insurance Co., Ltd.	Deposit (*1)		3,610	48,561	(31,268)	20,903
	Shinhan REITs Management	Deposit (*1)		-	5,000	(5,000)	-
			~~W~~	390,828	1,580,181	(1,512,495)	458,514

(*1) The details of settlements among related parties depository liabilities that can be deposited and withdrawn on demand, are excluded.

(*2) It includes private equity bonds of general investors that Shinhan Investment Corp. brokered and sold.

				December 31, 2020
	Related party	Account		Beginning	Loans	Collections (*2)	Ending
Entities under common control	Shinhan Investment Corp.(*2)	Debenture	~~W~~	11,100	109,450	(109,100)	11,450
	Shinhan Capital Co., Ltd.	Borrowing		1,000	-	(1,000)	-
	Shinhan Investment Corp.	Deposit (*)		54,523	132,649	(46,759)	140,413
	Shinhan Credit Information Co., Ltd.	Deposit (*)		2,390	-	-	2,390
	Shinhan Card Co., Ltd.	Deposit (*)		7,400	2,311	(7,854)	1,857
	Shinhan Capital Co., Ltd.	Deposit (*)		-	1,031	(1,031)	-
	Shinhan Alternative Investment Management, Inc.	Deposit (*)		1,800	-	(1,800)	-
	Shinhan Asset Management Co., Ltd.	Deposit (*)		44,197	44,029	(17,853)	70,373
	Shinhan Aitas	Deposit (*)		10,000	-	-	10,000
	Shinhan DS	Deposit (*)		-	1,484	(749)	735
	Asia Trust Co., Ltd.	Deposit (*)		-	150,000	-	150,000
	Shinhan Life Insurance Co., Ltd.	Deposit (*)		-	3,610	-	3,610
			~~W~~	132,410	444,564	(186,146)	387,218

(*1) The details of settlements among related parties depository liabilities that can be deposited and withdrawn on demand, are excluded.

(*2) It includes private equity bonds of general investors that Shinhan Investment Corp. brokered and sold.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40.	Related party transactions (continued)

(g) Major commitments related to derivatives

As of December 31, 2021 and 2020, the significant commitments related to derivative assets and liabilities with related parties are as follows:

	Related party		December 31, 2021	December 31, 2020
Entities under common control	Shinhan Life Insurance Co., Ltd.	~~W~~	835,382	736,483
	Shinhan Card Co., Ltd.		1,251,098	1,413,720
	Shinhan Investment Corp.		1,424,228	880,218
		~~W~~	3,510,708	3,030,421

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40.	Related party transactions (continued)

(h) Major investment and collection transactions

Major investments and collection transactions with related parties for the year ended December 31, 2021 are as follows:

	Related party		Investment	Collection
Subsidiaries	Shinhan-Albatross Technology Investment Fund	~~W~~	-	6,000
Investments in	Shinhan-Neoplux Energy Newbiz Fund		1,400	1,050
associates	Korea Digital Asset Custody		505	-
	Newlake Growth Capital Partners2 PEF		10,000	-
	Neoplux Technology Valuation Investment Fund		-	10,897
	Korea Credit Bureau		-	45
	One-Shinhan Future’s New Technology Investment Fund 2		1,170	-
	KST-SH Laboratory Investment Fund No.1		500	-
	Partners 4th Growth Investment Fund		-	16,143
	One Shinhan Connect New Technology Investment Fund 1		72,000	-
	SBC PFV Co., Ltd		6,250	-
	Shinhan SKS Corporate Recovery Private Equity Fund		4,015	-
	Shinhan VC tomorrow venture fund 1		5,000	-
Entities under common control and entities under common control	SHBNPP Konkuk University Dormitory Private Speical Asset Fund 1		-	1,766
	SHBNPP Future Energy Professional Investment Type Private Special Asset Investment Trust No.1		-	7,037
	SHBNPP Mokpo New Port Professional Investment Type Private Special Asset Investment Trust		-	1,273
	SHBNPP Real Estate Loan Professional Investment Type Private Real Estate Investment Trust No.1		7,500	7,204
	SHBNPP Venture Professional Investment Type Private Investment Trust No.1		2,800	-
	Shinhan AIM Social Enterprise Investment Fund I		860	-
	Shinhan Energy Specialized Investment Trust No. 1		1,926	1,870
	SHBNPP Venture Professional Investment Type Private Investment Trust No.2		14,000	-
	SHBNPP Lifetime Income TIF Mixed Asset Investment Trust		1,000	-
	Shinhan AIM Social Enterprise Investment Fund II		804	-
	SHBNPP WTE(Iste To Energy) Professional Investment Type Private Special Asset Investment Trust No.1		5,857	-
	Shinhan AIM FoF Fund 6		11,902	-
	SHBNPP Venture Professional Investment Type Private Investment Trust No.3		31,500	-
	SHBNPP Startup Venture Alpha Specialized Private Equity Fund 1st		2,625	-
	Shinhan BNPP Global NextG EMP Securities Investment Trust		1,100	-
	Shinhan AIM Investment Finance Specialized Investment Trust No. 1		3,190	-
	Shinhan ESG Bond Specialized Investment Trust No. 1		100,000	-
	Shinhan AIM Social Enterprise Investment Fund III		1,485	-
	GVA KONEX High Yield IPO-I Professional Investors		5,000	-
	SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.45		-	80,245
	SHBNPP Venture Professional Investment Type Private Investment Trust No.4		21,000	-
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.3		14,158	-

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40.	Related party transactions (continued)

(h) Major investment and collection transactions (continued)

Major investments and collection transactions with related parties for the year ended December 31, 2021 are as follows (continued):

	Related party		Investment	Collection
Entities under common control	Shinhan Global Carbon Neutral Solution Security Investment Trust	~~W~~	2,500	-
and investments in associates under	Shinhan Global Mega Trend Alpha Security Investment Trust		1,575	-
common control	SH Digital New Deal BTL General Type Private Mixed Asset Investment Trust No.3		1,032	-
	Shinhan Mezzanine General Private Investment Trust No. 3		5,000	-
	SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		17,500	-
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		-	28,379
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	2,181
	SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		6	-
	SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		4,052	19,806
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 2		-	10,501
	Mastern Opportunity Seeking Real Estate Fund II		238	-
	IGIS GLIP Professional Investment Type Private Real Estate Investment Trust No. 1-1		533	-
	IGIS GLIP Professional Investment Type Private Real Estate Investment Trust No. 1-2		533	-
	SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		-	7,838
	PHAROS DK FUND		2,000	-
	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		14,128	-
	Shinhan JigaeNamsan Road Private Special Asset Investment Trust		32,562	-
	Shinhan Digital Healthcare New Technology Investment Fund 1		-	422
	KST-SH Laboratory Investment Fund No.1		500	-
	Truston Global Professional Investment Type Private Special Asset Investment Trust No.3		-	2,105
	One Shinhan Future's Fund 2		1,170	-
	Neoplux Technology Valuation Investment Fund		-	7,824
	One-Shinhan Connect New Technology Investment Fund 1		72,000	-
	Shinhan SKS Corporate Recovery Private Equity Fund		4,015	-
	Shinhan Nautic No.1 Private Equity Fund		3,000	1,434
	T Core Industrial Technology No.1 Venture Private Equity Fund		1,500	-
	Hermes Private Investment Equity Fund		-	704
	Partner One Value up No.1 Private Equity Fund		-	734
	Genesis No.1 Private Equity Fund		226	-
	KIWOOM PRIVATE EQUITY GIANT PRIVATE EQUITY FUND		-	306
	Macquarie Korea Opportunities Joint Investment & Private Investment Corporation No. 1		-	608
	Shinhan-Neo Component Equipment Investment Association		1,160	-
	SHINHAN-NEO Market-Frontier 2nd Fund		7,500	-

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40.	Related party transactions (continued)

(h) Major investment and collection transactions (continued)

Major investments and collection transactions with related parties for the year ended December 31, 2021 are as follows (continued):

	Related party		Investment	Collection
Entities under common control	Synergy-Turnaround 13th New Technology Fund	~~W~~	1,000	-
and investments in associates under	NH-Synergy Core Industrial New Technology Fund		3,500	-
common control	J& Moorim Jade Investment Fund		1,500	-
	Gyeonggi-Neoflux Superman Investment Association		-	610
	SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		11,975	233
	Genesis Eco No.1 PEF		5,903	-
	AIP Semiconductor-M3X Venture Fund No.1		2,000	-
	NH Kyobo AI Solution New Technology Investment Fund		2,000	-
	Daishin Newgen New Technology Investment Fund 1st		3,000	-
	META ESG Private Equity Fund I		3,000	-
	SWFV New Technology FUND-1		4,700	-
		~~W~~	538,855	217,215

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40.	Related party transactions (continued)

(h) Major investment and collection transactions (continued)

Major investments and collection transactions with related parties for the year ended December 31, 2020 are as follows (continued):

	Related party		Investment	Collection
Investments in associates	Shinhan-Albatross Technology Investment Fund	~~W~~	4,000	900
	Shinhan-Neoplux Energy Newbiz Fund		4,200	2,010
	Goduck Gangil10 PFV Co., Ltd		700	-
	KTB Newlake Global Healthcare PEF		-	1,266
	Neoplux Technology Valuation Investment Fund		-	7,304
	One Shinhan Global Fund 2		1,200	-
	KST-SH Laboratory Investment Fund No.1		500	-
	Partners 4th Growth Investment Fund		-	1,925
Entities under common control	SHBNPP Konkuk University Dormitory Private Speical Asset Fund 1		-	1,574
and investments in associates under	SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.3		10,000	-
common control	SHBNPP Future Energy Professional Investment Type Private Special Asset Investment Trust No.1		-	368
	SHBNPP Mokpo New Port Professional Investment Type Private Special Asset Investment Trust		-	933
	SHBNPP Real Estate Loan Professional Investment Type Private Real Estate Investment Trust No.1		7,500	3,128
	SHBNPP Venture Professional Investment Type Private Investment Trust No.1		12,000	-
	Shinhan AIM Social Enterprise Investment Fund I		600	-
	SHINHAN NPS RENEWABLE FUND NO.1		4,717	441
	One Shinhan Future's Fund 1		4,000	2,983
	SHBNPP Venture Professional Investment Type Private Investment Trust No.2		28,000	-
	SHBNPP Korea Equity Long-Short Professional Investment Type Private Mixed Asset Investment Trust No.1		-	2,000
	SHBNPP Lifetime Income TIF Mixed Asset Investment Trust[FoFs]		-	1,003
	Shinhan AIM Social Enterprise Investment Fund II		2,312	-
	Truston Global Infra Qualified Investment Type Private Investment Trust III		2,486	-
	Shinhan BNPP Global NextG EMP Securities Investment Trust		870,400	-

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40.	Related party transactions (continued)

(h) Major investment and collection transactions (continued)

Major investments and collection transactions with related parties for the year ended December 31, 2020 are as follows (continued):

	Related party		Investment	Collection
Entities under common control	SHBNPP WTE(Iste To Energy) Professional Investment Type Private Special Asset Investment Trust No.1	~~W~~	8,677	-
and investments in associates under	Shinhan AIM FoF Fund 6		8	-
common control	SHBNPP Venture Professional Investment Type Private Investment Trust No.3		21,000	-
	SHBNPP Ongoing Peace TDF 2030 Security Investment Trust(H)[Equity Balanced-FoF]		2,000	-
	SHBNPP Ongoing Peace TDF 2035 Security Investment Trust(H)[Equity Balanced-FoF]		2,000	-
	SHBNPP Ongoing Peace TDF 2040 Security Investment Trust(H)[Equity Balanced-FoF]		2,000	-
	GVA KONEX High Yield IPO-I Professional Investors Private Placement Investment Trust		5,000	-
	SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.13		50,000	-
	SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1		1,575	-
	Shinhan AIM Investment Finance Specialized Investment Trust No. 1		880	-
	Soo Delivery Platform Gross Investment Association		-	2,671
	GX Shinhan Intervest 1st Private Equity Fund		-	4,661
	Aone Mezzanine Opportunity Professional Private		5,000	-
	Gyeonggi-Neoflux Superman Investment Association		680	58
	Axis Global Growth New Technology Investment Association		-	1,276
	Soo Commerce Platform Gross Investment Association		-	1,769
	Genesis No.1 Private Equity Fund		226	-
	SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		8,350	15,993
	DB Epic Convertiblebond Private Trust No.2		200	-
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		25,760	17,418
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	20,353
	DS Solid.II Specialized Private Investment Trust C-I		-	2,876
	KIWOOM PRIVATE EQUITY GIANT PRIVATE EQUITY FUND		-	24
	Hana Semiconductor New Technology Investment Association		-	586
	Macquarie Korea Opportunities Joint Investment & Private Investment Corporation No. 1		28,000	-
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.1 [Loan-Derivative]		403	-
	SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		9	-

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

40.	Related party transactions (continued)

(h) Major investment and collection transactions (continued)

Major investments and collection transactions with related parties for the year ended December 31, 2020 are as follows (continued):

	Related party		Investment	Collection
Entities under common control	SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust [Infra business]	~~W~~	8,155	-
and investments in associates under	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]		1,357	-
common control	Shinhan BNPP Global Infrastructure Private Investment Trust		-	3,276
	Mastern Opportunity Seeking Real Estate Fund II		9,762	-
	T&F2020SS Start-up Venture Specialized Private Equity Investment Corporation		2,250	-
	CSQUARE SNIPER PROFESSIONAL PRIVATE 10		1,875	-
	Igis G.L. IP Specialized Investment & Investment Trust No. 1-1		4	-
	Igis G.L. IP Specialized Investment & Investment Trust No. 1-2		4	-
	Shinhan-Neo Component Equipment Investment Association		580	-
	Simone Mezzanine Specialized Private Investment Trust No. 3		2,000	-
	Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		1,000	-
		~~W~~	1,141,370	96,796

(i) For the years ended December 31, 2021 and 2020, the Group purchased bonds through Shinhan Investment Corp. at ~~W~~ 5,419,050 million and ~~W~~ 5,900,403 million, respectively, while the amount sold is ~~W~~ 5,307,469 million and ~~W~~ 7,260,338 million, respectively.

(j) As of December 31, 2021 and 2020, the plan assets deposited in the DB type retirement pension managed by Shinhan Life Insurance are ~~W~~ 156,326 million and ~~W~~ 138,811 million, respectively.

(k) As of December 31, 2021 and 2020, the deposit of credit card use provided by Shinhan Card, a related party, is ~~W~~ 67,572 million and ~~W~~ 68,438 million, respectively.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

41.	Summary of subsidiaries’ financial statements

(a) Condensed statements of financial positions for the Bank (separate) and its subsidiaries as of December 31, 2021 and 2020 are as follows:

		December 31, 2021			December 31, 2020
		Total assets	Total liabilities	Total equity	Total assets	Total liabilities	Total equity
Shinhan Bank	~~W~~	432,515,895	404,942,232	27,573,663	396,716,710	370,191,664	26,525,046
Shinhan Bank America		2,316,397	2,068,072	248,325	1,970,522	1,743,210	227,312
Shinhan Bank Canada		809,954	727,350	82,604	812,912	739,429	73,483
Shinhan Bank Europe GmbH		808,260	720,133	88,127	751,038	666,913	84,125
Shinhan Bank China Limited		6,222,433	5,668,667	553,766	5,491,400	5,012,602	478,798
Shinhan Kazakhstan Bank Limited		214,216	169,099	45,117	159,746	120,263	39,483
Shinhan Bank Cambodia		854,201	686,474	167,727	654,562	519,791	134,771
Shinhan Bank Japan		11,422,258	10,612,219	810,039	10,712,929	9,966,831	746,098
Shinhan Bank Vietnam Ltd(*)		8,032,621	6,906,834	1,125,787	6,333,760	5,434,352	899,408
Shinhan Bank Mexico		256,174	169,662	86,512	210,347	128,986	81,361
Shinhan Bank Indonesia(*)		1,452,840	1,075,629	377,211	1,288,024	935,320	352,704
Structured entities		8,840,192	8,820,196	19,996	8,826,735	8,839,605	(12,870)

(*) Fair value adjustments at the time of business combination have reflected.

.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

41.	Summary of subsidiaries’ financial statements (continued)

(b) Condensed statements of comprehensive income for the Bank (separate) and its subsidiaries for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021			December 31, 2020
		Operating income	Profit (loss) for the period	Total comprehensive income (loss) for the period	Operating income	Profit (loss) for the year	Total Comprehensive income (loss) for the year
Shinhan Bank	~~W~~	22,197,037	2,152,934	1,875,321	23,806,167	1,826,170	1,789,616
Shinhan Bank America		77,865	2,054	21,012	79,988	5,192	(9,360)
Shinhan Bank Canada		20,919	2,416	9,120	22,922	1,408	(1,445)
Shinhan Bank Europe GmbH		12,961	3,775	4,002	11,341	(1,222)	1,387
Shinhan Bank China Limited		233,152	13,938	74,968	213,844	16,211	14,716
Shinhan Kazakhstan Bank Limited		16,425	3,462	5,634	12,906	2,872	(3,701)
Shinhan Bank Cambodia		48,977	20,149	32,956	41,288	15,899	6,947
Shinhan Bank Japan		247,699	81,380	63,940	232,961	73,139	63,871
Shinhan Bank Vietnam Ltd(*)		441,102	129,167	226,380	437,321	120,603	53,061
Shinhan Bank Mexico		9,567	392	5,150	10,893	(696)	(10,294)
Shinhan Bank Indonesia(*)		74,028	71	24,507	79,783	688	(22,092)
Structured entities		273,838	28,035	27,220	225,265	(3,572)	(3,578)

(*) Fair value adjustments at the time of business combination have reflected.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

42.	Interests in unconsolidated structured entities

(a) The nature and extent of interests in unconsolidated structured entities

The Group is involved in structured entities through investments in asset-backed securities, structured finance, and investment funds. The main characteristics of the structured entities are as follows:

Description
Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is able to do so) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (Mergers and Acquisitions), BTL (Build-Transfer-Lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund is a type of financial instrument where investment funds raise funds from the general public to invest in a group of assets such as stocks or bonds and distribute their income and capital gains to their investors The Group manages  assets on behalf of other investors, such as investing in equity in investment funds, collective investment companies, and business members.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

42.	Interests in unconsolidated structured entities (continued)

(a) The nature and extent of interests in unconsolidated structured entities (continued)

The size of unconsolidated structured entities as of December 31, 2021 and 2020 is as follows:

		December 31, 2021
		Assets-backed securitization	Structured financing	Investment fund	Total
Total assets	~~W~~	112,156,163	169,291,695	177,417,905	458,865,763

		December 31, 2020
		Assets-backed securitization	Structured financing	Investment fund	Total
Total assets	~~W~~	94,980,971	171,615,120	89,955,772	356,551,863

(b) Nature of risk associated with interests in unconsolidated structured entities

i) The carrying amounts of the assets and liabilities recognized relating to its interests in unconsolidated structured entities as of December 31, 2021 and 2020 are as follows:

		December 31, 2021
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans at amortized cost	~~W~~	186,821	6,335,639	114,300	6,636,760
Loans at FVTPL		-	129,079	67,097	196,176
Securities at FVTPL		3,518,434	123,061	6,876,699	10,518,194
Derivative assets		4,343	16,560	-	20,903
Securities at FVOCI		1,797,443	209,667	-	2,007,110
Securities at amortized cost		3,914,914	-	-	3,914,914
Others		-	1,450	-	1,450
	~~W~~	9,421,955	6,815,456	7,058,096	23,295,507
Liabilities:
Derivative liabilities	~~W~~	3,817	48	-	3,865

		December 31, 2020
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans at amortized cost	~~W~~	116,131	5,563,198	80,166	5,759,495
Loans at FVTPL		-	249,937	-	249,937
Securities at FVTPL		4,347,322	103,068	2,133,117	6,583,507
Derivative assets		10,353	1,050	-	11,403
Securities at FVOCI		1,710,430	123,632	-	1,834,062
Securities at amortized cost		4,037,126	-	-	4,037,126
Others		-	61,519	-	61,519
	~~W~~	10,221,362	6,102,404	2,213,283	18,537,049
Liabilities:
Derivative liabilities	~~W~~	582	-	-	582

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

42.	Interests in unconsolidated structured entities (continued)

(b) Nature of risk associated with interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to interests in unconsolidated structured entities as of December 31, 2021 and 2020 is as follows:

		December 31, 2021
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets owned	~~W~~	9,421,955	6,815,456	7,058,096	23,295,507
Purchase commitments		843,209	2,210	1,195,977	2,041,396
Providing unused credit		426,565	252,027	-	678,592
Payment guarantee		-	5,550	-	5,550
Others		-	18,758	-	18,758
	~~W~~	10,691,729	7,094,001	8,254,073	26,039,803

		December 31, 2020
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets owned	~~W~~	10,221,362	6,102,403	2,213,283	18,537,048
Purchase commitments		842,159	-	979	843,138
Providing unused credit		617,977	207,923	12,200	838,100
Others		-	-	5,887	5,887
	~~W~~	11,681,498	6,310,326	2,232,349	20,224,173

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(In millions of Korean won)

43.	Information of trust business

(a) Total assets with trust business as of December 31, 2021 and 2020 and operating revenue for the years ended December 31, 2021 and 2020 are as follows:

		Total assets		Operating revenue
		December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Consolidated	~~W~~	4,363,636	4,580,986	137,447	119,765
Unconsolidated		87,663,477	91,688,453	1,230,398	1,243,126
	~~W~~	92,027,113	96,269,439	1,367,845	1,362,891

(b) Significant balances with trust business as of December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Borrowings from trust accounts	~~W~~	5,189,455	5,082,658
Deposits		30,744	18,543
Accrued revenues from asset management fee from trust accounts		11,314	34,796
Accrued interest expenses		1,702	1,342

(c) Significant transactions with trust business for the years ended December 31, 2021 and 2020 are as follows:

		December 31, 2021	December 31, 2020
Asset management fee from trust accounts	~~W~~	183,765	166,960
Termination fee		9,713	7,135
Interest expenses on deposits		275	470
Interest on borrowings from trust accounts		20,522	22,650